Form 10-K, Exhibit 13
period 1994-01-29
ANGELICA CORP /NEW/
filed 1994-04-25
CIK 6571

                            FINANCIAL REVIEW


                        -----------------------
                        ! Financial Condition !
                        -----------------------

At the end of fiscal 1994, the financial condition of the Company continued to be quite strong. Working capital of $157.2 million and a current ratio of 4.0 to 1 were both very strong, although slightly lower than working capital of $161.1 million and a current ratio of 4.7 to 1 at the end of the prior year. Total current assets rose $5.4 million in the year, including a small decrease in cash and short-term investments and modest increases in all other categories. Receivables increased by $1.7 million, and days outstanding were 67 versus 66 at the same time last year. A $2.2 million increase in linens in service was largely due to the Colton, California and Las Vegas, Nevada laundry acquisitions made in fiscal 1994. Current liabilities rose by $9.4 million, as a result of $9.9 million of short-term bank loans outstanding at year end which were used principally to finance acquisitions during the year.
  Long-term debt decreased
$5.9 million in fiscal 1994 as a result of normal sinking fund payments and repayment of life insurance policy loans. No new long-term debt was issued during the year. The ratio of long-term debt to total long-term debt and equity at year end dropped to 27.3% compared with 29.2% last year. Pre-tax interest coverage in fiscal 1994 was lower than the prior year due to lower income, but still 3.4 times.
  Cash flow from operating activities in fiscal 1994 was $21.1 million, down from $30.8 million in the prior year due to lower income and increased working capital requirements. Receivables and linens in service, both of which decreased providing cash flow in fiscal 1993, showed modest increases requiring cash use in fiscal 1994. Cash used in investing activities was
$17.4 million this year compared with $15.0 million the prior year. Capital expenditures of $8.8 million were lower than the $9.9 million invested in fiscal 1993, but acquisition expenditures of $8.6 million this year versus $5.1 million last year more than offset the difference. Cash flow used in financing activities was $4.4 million in fiscal 1994, which included
$8.4 million of dividends paid and $5.9 million of long-term debt repayments, offset in part by the external, short-term bank financing of $9.9 million.
  No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.
                         ----------------------
                         ! Analysis of Fiscal !
                         !  1994 Operations   !
                         !  Compared to 1993  !
                         ----------------------
In fiscal 1994, combined sales
and rental service revenues of $427.1 million were $3.7 million or 0.9 percent lower than last year. Excluding acquisitions made this year and last, the decline would have been 2.8 percent. In the Rental Services segment, revenues were down $3.2 million (1.5 percent). The impact on revenues of the previously-announced loss of two large customers in California at midyear last year was offset in part by new customer additions and by acquisitions this year. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $3.1 million or 1.7 percent lower than the prior year. Excluding acquisitions, sales would have been 3.7 percent lower. In the U.S. operations of this segment, sales to the hospitality market showed strong increases while sales to the health care market were down. Sales of the Canadian and United Kingdom operations also were lower due to the effect of recessions there

                   Angelica Corporation and Subsidiaries
                                   13

                            FINANCIAL REVIEW


continuing to be felt and to the loss during the year of
Canada Post, the largest Canadian customer. Life Retail Stores sales rose $2.2 million (4.0 percent) due to acquisitions and a 1.7 percent same-store sales increase.
  The gross profit percent to combined sales and rental service revenues was 27.2 percent, unchanged from the prior year. In the Rental Services segment, margins were slightly higher than the prior year largely due to good cost control offsetting the impact of competitive pricing pressures. Margins of the Manufacturing and Marketing segment were down versus last year, principally the result of a change in sales mix and competitive pricing pressures causing price reductions to retain business. As in the previous year, margins of the Life Retail Stores segment were fractionally lower due to higher discounts.
  Selling, general and administrative expenses in fiscal 1994 were $2.3 million or 2.8 percent higher than the prior year and increased as a percent to combined sales and rental service revenues. Most of this increase was due to acquisitions. Interest expense of
$7.4 million in fiscal 1994 compared with $7.5 million in the prior year, reflecting sinking fund payments and the repayment of loans on company-owned life insurance policies. Due to the federal income tax increase, the effective tax rate in fiscal 1994 was 38.3 percent compared with 38.0 percent in fiscal 1993.
                       ----------------------
                       ! Analysis of Fiscal !
                       !  1993 Operations   !
                       !  Compared to 1992  !
                       ----------------------
Combined sales and rental service revenues of $430.8 million in fiscal 1993 were slightly lower (0.9 percent) than the prior year. Excluding acquisitions made in fiscal 1993 and the prior year, the decline would have been 3.8 percent. Revenues of the Rental Services segment were down $11.8 million (5.1 percent), reflecting the midyear loss of two large customers in California plus increased competitive pricing pressures. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were essentially flat compared with last year. Excluding acquisitions, sales of this segment would have been lower by 4.9 percent as a result of the continued impact of recessions in the U.S., Canada and the United Kingdom. In the Life Retail Stores segment, sales rose $4.6 million (9.3 percent) due to acquisitions plus a 6.1 percent increase in same-store sales.
  The overall gross profit percent to combined sales and rental service revenues declined to 27.2 percent in fiscal 1993 from 29.5 percent in the prior year as margins were down in all three businesses. Margins of the Rental Services segment were down because of new customers being added at lower-than-normal margin levels and the necessity, in some cases, to lower prices to retain existing customers. In the Manufacturing and Marketing segment, the margin decrease reflected price reductions needed to retain business as well as some change in sales mix to lower margin products. Margins of the Life Retail Stores were only fractionally lower due to slightly higher discounts.
  Selling, general and administrative expenses increased $2.3 million (2.7 percent) in fiscal 1993 and also increased as a percent to combined sales and rental service revenues. However, excluding the selling, general and administrative expenses of businesses acquired, these expenses actually were lower than in fiscal 1992 and also lower as a percent to combined sales and rental service revenues. Interest expense of $7.5 million in fiscal 1993 was $0.5 million (7.6 percent) higher than in the prior year due to higher rates associated with permanent financing completed in late fiscal 1992.


                 Angelica Corporation and Subsidiaries
                                  14

                                     CONSOLIDATED STATEMENTS OF INCOME


- ------------------------------------------------------------------------------------------------------------
For Years Ended                                                      January 29,   January 30,   February 1,
(Dollars in thousands, except per share amounts)                            1994          1993          1992
- ------------------------------------------------------------------------------------------------------------
Rental service revenues                                                 $215,248      $218,466      $230,302
Net sales                                                                211,880       212,331       204,169
- ------------------------------------------------------------------------------------------------------------
                                                                         427,128       430,797       434,471
- ------------------------------------------------------------------------------------------------------------
Cost of rental services                                                  167,883       170,830       171,154
Cost of goods sold                                                       143,046       142,670       135,302
- ------------------------------------------------------------------------------------------------------------
                                                                         310,929       313,500       306,456
- ------------------------------------------------------------------------------------------------------------
Gross profit                                                             116,199       117,297       128,015
Selling, general and administrative expenses                              87,180        84,848        82,587
- ------------------------------------------------------------------------------------------------------------
Income from operations                                                    29,019        32,449        45,428
Interest expense                                                          (7,444)       (7,520)       (6,992)
Other expense, net                                                        (3,515)       (2,676)       (1,918)
- ------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
  accounting change                                                       18,060        22,253        36,518
Provision for income taxes                                                 6,909         8,450        13,848
- ------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                      11,151        13,803        22,670
Cumulative effect of change in accounting for income taxes                    --         1,984            --
- ------------------------------------------------------------------------------------------------------------
Net income                                                              $ 11,151      $ 15,787      $ 22,670
============================================================================================================
Earnings per share:
  Before cumulative effect of accounting change                         $   1.23      $   1.50      $   2.43
  Cumulative effect of change in accounting for income taxes                  --           .21            --
- ------------------------------------------------------------------------------------------------------------
  Net income per share                                                  $   1.23      $   1.71      $   2.43
============================================================================================================

The accompanying notes are an integral part of the financial statements.

                 Angelica Corporation and Subsidiaries
                                 15

                                     CONSOLIDATED BALANCE SHEETS


- ----------------------------------------------------------------------------------------------
                                                                     January 29,   January 30,
(Dollars in thousands)                                                      1994          1993
- ----------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and short-term investments                                       $  2,020      $  2,746
  Receivables, less reserves of $2,630 and $3,386                         68,247        66,507
  Inventories                                                            104,570       102,596
  Linens in service                                                       31,099        28,939
  Prepaid expenses                                                         4,319         4,090
- ----------------------------------------------------------------------------------------------
Total Current Assets                                                     210,255       204,878
- ----------------------------------------------------------------------------------------------
Property and Equipment:
  Land                                                                     5,125         5,080
  Buildings and leasehold improvements                                    63,460        60,500
  Machinery and equipment                                                119,471       114,158
  Capitalized leased property                                              1,849         1,849
- ----------------------------------------------------------------------------------------------
                                                                         189,905       181,587
Less-reserve for depreciation                                             95,937        86,709
- ----------------------------------------------------------------------------------------------
                                                                          93,968        94,878
- ----------------------------------------------------------------------------------------------
Other:
  Goodwill                                                                 5,833         6,209
  Other acquired assets                                                    8,759         8,546
  Cash surrender value of life insurance                                   9,409         7,848
  Miscellaneous                                                            4,637         4,298
- ----------------------------------------------------------------------------------------------
                                                                          28,638        26,901
- ----------------------------------------------------------------------------------------------
Total Assets                                                            $332,861      $326,657
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                       $  9,900      $     --
  Current maturities of long-term debt                                     2,568         2,574
  Accounts payable                                                        17,593        17,585
  Accrued wages and other compensation                                     6,949         6,681
  Other accrued liabilities                                               10,527        11,630
  Income taxes                                                             2,276         2,299
  Deferred income taxes                                                    3,254         2,980
- ----------------------------------------------------------------------------------------------
Total Current Liabilities                                                 53,067        43,749
- ----------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                   72,255        78,175
- ----------------------------------------------------------------------------------------------
Other:
  Deferred compensation and other payments                                11,048        10,343
  Deferred income taxes                                                    4,498         5,181
- ----------------------------------------------------------------------------------------------
                                                                          15,546        15,524
- ----------------------------------------------------------------------------------------------
Shareholders' Equity:
  Preferred Stock                                                             --            --
  Common Stock, $1 par value, authorized 20,000,000 shares,
    issued: 9,447,614 and 9,444,285 shares                                 9,448         9,444
  Capital surplus                                                          3,672         3,606
  Retained earnings                                                      190,301       187,507
  Translation adjustment                                                  (1,658)       (1,212)
  Common Stock in treasury, at cost: 361,580 and 380,451 shares           (9,770)      (10,136)
- ----------------------------------------------------------------------------------------------
                                                                         191,993       189,209
- ----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                              $332,861      $326,657
==============================================================================================

The accompanying notes are an integral part of the financial statements.

                 Angelica Corporation and Subsidiaries
                                 16

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


- ------------------------------------------------------------------------------------------------------------
For Years Ended                                                      January 29,   January 30,   February 1,
(Dollars in thousands)                                                      1994          1993          1992
- ------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
Balance beginning of year                                               $     --      $     --      $     --
  Changes during year                                                         --            --            --
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $     --      $     --      $     --
- ------------------------------------------------------------------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
Balance beginning of year                                               $  9,444      $  9,431      $  9,369
  Exercise of stock options                                                    4            13            62
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $  9,448      $  9,444      $  9,431
- ------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
Balance beginning of year                                               $  3,606      $  3,230      $  1,786
  Exercise of stock options                                                   66           376         1,444
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $  3,672      $  3,606      $  3,230
- ------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance beginning of year                                               $187,507      $180,179      $165,770
  Net income                                                              11,151        15,787        22,670
  Cash dividends                                                          (8,443)       (8,472)       (8,279)
Exercise of stock options                                                     86            13            18
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $190,301      $187,507      $180,179
- ------------------------------------------------------------------------------------------------------------
TRANSLATION ADJUSTMENT
Balance beginning of year                                               $ (1,212)     $    601      $    762
  Change in cumulative adjustment                                           (446)       (1,813)         (161)
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $ (1,658)     $ (1,212)     $    601
- ------------------------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
Balance beginning of year                                               $(10,136)     $ (3,138)     $ (2,003)
  Treasury stock purchased                                                    --        (7,021)       (1,157)
Exercise of stock options/stock awards                                       366            23            22
- ------------------------------------------------------------------------------------------------------------
Balance end of year                                                     $ (9,770)     $(10,136)     $ (3,138)
- ------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                                       $191,993      $189,209      $190,303
============================================================================================================

The accompanying notes are an integral part of the financial statements.

                 Angelica Corporation and Subsidiaries
                                 17

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS


- ------------------------------------------------------------------------------------------------------------
For Years Ended                                                      January 29,   January 30,   February 1,
(Dollars in thousands)                                                      1994          1993          1992
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $11,151       $15,787       $22,670
Non-cash items included in net income:
  Depreciation                                                            12,872        12,578        11,743
  Amortization of acquisition costs                                        3,539         3,417         3,011
  Cumulative effect of change in accounting for income taxes                  --       (1,984)            --
Change in working capital components, net of businesses acquired:
  Receivables, net                                                        (1,720)        1,480         2,727
  Inventories and linens in service                                       (2,100)        3,533         2,249
  Prepaid expenses                                                          (229)         (282)          176
  Accounts payable                                                             8           914        (2,886)
  Compensation and other accruals                                           (835)          361         1,666
  Cash surrender value of life insurance                                  (1,561)       (1,363)       (1,148)
  Other, net                                                                 (66)       (3,634)          740
- ------------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                            21,059        30,807        40,948
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property and equipment, net                              (8,770)       (9,899)      (13,159)
  Cost of businesses acquired                                             (8,628)       (5,071)      (18,579)
- ------------------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                               (17,398)      (14,970)      (31,738)
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                                      --            --        25,000
Proceeds from issuance of short-term debt                                  9,900            --            --
Debt repayments                                                           (5,920)       (2,574)      (22,666)
Dividends paid                                                            (8,443)       (8,472)       (8,279)
Purchase of treasury stock                                                    --        (7,021)       (1,157)
Other, net                                                                    76        (1,145)        1,975
- ------------------------------------------------------------------------------------------------------------
Net cash flow used in financing activities                                (4,387)      (19,212)       (5,127)
- ------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and short-term investments                  (726)       (3,375)        4,083
Cash and short-term investments at beginning of year                       2,746         6,121         2,038
- ------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                           $ 2,020       $ 2,746       $ 6,121
============================================================================================================

The accompanying notes are an integral part of the financial statements.

                 Angelica Corporation and Subsidiaries
                                 18

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


- ---------------------------------------------------------------------------
1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
  All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated. Fiscal years 1994 and 1993 included 52 weeks; fiscal year 1992 included 53 weeks.
  Net sales are recognized at the time the merchandise is shipped to or picked up by the customer. Rental service revenues are recognized at the time the service is provided to the customer.
  Certain amounts in prior years have been reclassified to conform to current year presentation.

FOREIGN CURRENCY TRANSLATION
  The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52. The cumulative effect of this method is reflected as a separate component of shareholders' equity.

INVENTORIES
  Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.

  Inventories were comprised of the following:
(Dollars in thousands)                1994           1993
- ---------------------------------------------------------
Raw materials                     $ 26,425       $ 29,484
Work in process                      7,535          7,298
Finished goods                      70,610         65,814
- ---------------------------------------------------------
                                  $104,570       $102,596
=========================================================

LINENS IN SERVICE
  Linens in service are stated at depreciated cost, not in excess of market.

PROPERTY AND EQUIPMENT
  Property and equipment are stated at cost. Renewals and betterments are capitalized. Maintenance and repairs, which do not improve or extend the lives of the related assets, are charged against income when incurred and amounted to $8,555,000, $8,935,000 and $8,427,000 for 1994, 1993 and
1992, respectively.
  Property and equipment are depreciated over their expected useful lives (buildings - 15 to 40 years; machinery and equipment - three to ten years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over their useful lives or lease terms, as appropriate.

INCOME TAXES
  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective February 2, 1992. SFAS No. 109 utilizes the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.

GOODWILL AND OTHER ACQUIRED ASSETS
  Goodwill, the excess of cost over net assets of businesses acquired, is being amortized on the straight-line basis over periods not exceeding 40 years. Other acquired assets, including customer contracts and non-competition agreements, are being amortized on the straight-line basis generally over periods of three to five years.

NET INCOME PER SHARE
  Net income per share is computed by dividing the net income applicable to Common Stock by the weighted average number of Common and Common equivalent shares outstanding.

CONSOLIDATED STATEMENTS OF CASH FLOWS
  For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months), as cash equivalents.
  Cash payments for income taxes were $7,220,000, $9,521,000 and $12,457,000 in 1994, 1993 and 1992, respectively; and in these periods interest payments were $7,515,000, $7,686,000 and $6,763,000, respectively.

                 Angelica Corporation and Subsidiaries
                                 19

- --------------------------------------------------------------------------
2 RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income
Security Act of 1974. Pension expense for 1994, 1993 and 1992 included the following components:

(Dollars in thousands)                       1994          1993          1992
- -----------------------------------------------------------------------------
Service cost (benefits earned
  during the year)                         $  581         $ 517        $  420
Interest cost on projected
  benefit obligation                          921           856           817
Actual return on assets                    (1,526)         (938)       (1,900)
Net amortization
  and deferrals                               854           360         1,411
- -----------------------------------------------------------------------------
Net pension expense                        $  830         $ 795       $   748
=============================================================================

  The funded status of the plan and the net pension liability at January 1, 1994 and January 1, 1993 were as follows:

                                       January 1,    January 1,
(Dollars in thousands)                       1994          1993
- ---------------------------------------------------------------
Actuarial present value of
  benefit obligation:
  Vested benefits                        $(12,133)     $(10,895)
  Nonvested benefits                         (143)         (105)
- ---------------------------------------------------------------
Accumulated benefit obligation            (12,276)      (11,000)
Effect of projected future
  compensation levels                      (1,886)       (1,429)
- ---------------------------------------------------------------
Projected benefit obligation              (14,162)      (12,429)
Plan assets at fair value,
  primarily listed stocks and
  U.S. securities                          13,005        11,567
- ---------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                    (1,157)         (862)
Unrecognized obligation
  at transition                             1,586         1,720
Unrecognized net gains                     (1,756)       (1,933)
Unrecognized prior service cost               290           310
- ---------------------------------------------------------------
Net pension liability                    $ (1,037)     $   (765)
===============================================================

  In determining the projected benefit obligation, the average discount rate was 7.1% in 1994 and 7.6% in 1993. The expected rate of return on plan assets was 8.0% in 1994 and 1993.
  The Company does not provide retirees with post-retirement benefits other than pensions.

3 SHORT-TERM AND LONG-TERM DEBT

The following table summarizes information with respect to short-term debt for 1994 and 1993:

(Dollars in thousands)                          1994           1993
- -------------------------------------------------------------------
Average amount of short-term debt
  during the year                             $4,457          $  --
Maximum amount of short-term
  debt at any month end                        9,900             --
Weighted average interest rate:
  During the year                               3.33%            --
  At year end                                   3.23%            --
- -------------------------------------------------------------------

  Long-term debt consisted of the following:

(Dollars in thousands)                          1994           1993
- -------------------------------------------------------------------
10.2% notes to insurance company,
  due annually to 2004                       $45,375        $47,375
9.15% notes to insurance companies,
  due 2001                                    25,000         25,000
76% of prime rate industrial
  development revenue bond,
  due quarterly to 2000                        3,038          3,488
7.375% note, due monthly to 2004                 351            369
5% and 6% industrial development
  bonds, due 2004 and
  2005, respectively                             523            608
8% to 10% life insurance
  policy loans                                   333          3,685
Capital lease obligations                        203            224
- -------------------------------------------------------------------
                                              74,823         80,749
Less-current maturities                        2,568          2,574
- -------------------------------------------------------------------
                                             $72,255        $78,175
===================================================================

  The most restrictive of the Company's loan agreements require that the Company maintain $145,000,000 in consolidated net worth. As of January 29, 1994, the balance was $186,098,000.
  Aggregate maturities of long-term debt for each of the four years subsequent to January 28, 1995, are $2,567,000, $2,553,000, $2,553,000
and $2,540,000, respectively.
  Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 29, 1994 and January 30, 1993 was approximately $90,700,000 and $91,300,000, respectively.

                 Angelica Corporation and Subsidiaries
                                 20

- --------------------------------------------------------------------------
4 INCOME TAXES

The Company adopted the provisions of SFAS No. 109 effective February 2, 1992 and recorded a $1,984,000 increase in 1993 consolidated net income from the cumulative effect of a change in accounting for income taxes.

    The provision for income taxes consisted of the following:

(Dollars in thousands)   1994           1993          1992
- ----------------------------------------------------------
Current:
  Federal              $6,516         $7,313       $11,295
  State                 1,032          1,060         1,942
  Foreign                (230)            85           314
Deferred                 (409)            (8)          297
- ----------------------------------------------------------
                       $6,909         $8,450       $13,848
==========================================================

  Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                         1994           1993          1992
- ----------------------------------------------------------
Statutory rate           35.0%          34.0%         34.0%
State tax, net of
  federal benefit         3.6            3.4           3.8
Other, net                (.3)           0.6           0.1
- ----------------------------------------------------------
                         38.3%          38.0%         37.9%
==========================================================

  The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                 January 29,   January 30,
(Dollars in thousands)                  1994          1993
- ----------------------------------------------------------
Deferred tax assets:
  Deferred compensation             $  4,195      $  3,865
  Insurance reserves not
    yet deductible                     2,245         3,021
  Customer contracts                   2,651         2,031
  Other                                3,557         2,859
- ----------------------------------------------------------
                                      12,648        11,776
- ----------------------------------------------------------
Deferred tax liabilities:
  Depreciation                       (11,278)      (10,768)
  Linen amortization                  (8,444)       (8,445)
  Other                                 (678)         (724)
- ----------------------------------------------------------
                                     (20,400)      (19,937)
- ----------------------------------------------------------
Net deferred tax liabilities        $ (7,752)     $ (8,161)
==========================================================

  Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $10,354,000. The unrecognized deferred tax liability related to these temporary differences was $1,221,000. The pre-tax income (loss) from Canadian operations was ($605,000), $325,000 and $644,000 in 1994, 1993 and 1992, respectively.
All other foreign earnings were not material.

5 PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 29, 1994 and January 30, 1993, 128 shares of Class A and no shares of Class B were outstanding.

6 SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan, under which a Right is attached to each share of the Company's Common Stock. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's Common Stock by a person or group of affiliated or associated persons. Depending upon the circumstances, if the Rights become exercisable, the holder may be entitled to purchase units of the Company's Class B Series 1 Junior Participating Preferred Stock, shares of the Company's Common Stock or shares of common stock of the surviving or purchasing company. The Rights will remain in existence until September 7, 1998, unless they are earlier exercised or redeemed.

                 Angelica Corporation and Subsidiaries
                                 21

- ---------------------------------------------------------------------
7 STOCK OPTIONS

Under the Company's stock option plan, incentive stock options may be granted to certain employees at no less than the fair market value on the date of grant. The plan also provides for the granting to certain employees and directors of non-qualified stock options, which, under certain conditions, may have an option price below fair market value (although none, to date, have been granted at an option price below fair market value). The non-qualified stock options may be associated with stock appreciation rights. Such rights allow the optionee to obtain shares of Common Stock (or a combination of shares and cash) equal in value to the excess of the market price of such shares on the exercise date over the option price of the related non-qualified stock option.
  The maximum number of Common Stock shares which may be issued in connection with the plan is 775,000 shares. Options granted under the plan become exercisable ratably over periods of three to five years beginning one year from date of grant and expire after three to eight years. Proceeds received from the exercise of options are credited to the capital accounts.

  Changes in the status of the stock option plan are summarized below:

                              Price Range                   Available
                                Per Share        Shares    for Option
- ---------------------------------------------------------------------
Outstanding at
  January 30, 1993       $21.875 - $37.50       424,094        80,750
Granted                           $26.625        74,825       (74,825)
Exercised               $21.875 - $26.625        (9,884)           --
Lapsed/Cancelled        $22.8125 - $37.50       (38,339)        2,750
- ---------------------------------------------------------------------
Outstanding at
  January 29, 1994      $22.8125 - $37.50       450,696         8,675
=====================================================================

8 COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more, consisted of the following at January 29, 1994:

                                    Capital     Operating
(Dollars in thousands)               Leases        Leases
- ---------------------------------------------------------
1995                                   $ 49       $ 8,130
1996                                     49         6,740
1997                                     49         5,781
1998                                     49         4,992
1999                                     36         4,188
Later years                             149        16,689
- ---------------------------------------------------------
Total minimum lease payments            381       $46,520
- ---------------------------------------------------------
Amount representing interest            178
- ---------------------------------------------------------
Present value of net minimum
  lease payments                       $203
=========================================================

  Rental expense for all operating leases consisted of:

(Dollars in thousands)                 1994          1993          1992
- -----------------------------------------------------------------------
Minimum rentals                     $13,054       $12,677       $12,306
Contingent rentals                      256           224           209
- -----------------------------------------------------------------------
                                    $13,310       $12,901       $12,515
=======================================================================

  The Company is a party to various claims and legal proceedings which arose in the ordinary course of its business. Although the ultimate disposition of these proceedings is not presently determinable, Management does not believe that an adverse determination in any or all of such proceedings will have a material adverse effect upon the financial condition or operating results of the Company. In connection with a dispute with a customer, the Company established a reserve against receivables during the fourth quarter of 1993. The Company resolved the dispute during 1994 and reduced the reserve accordingly.

                 Angelica Corporation and Subsidiaries
                                 22

- -------------------------------------------------------------------------
9 BUSINESS SEGMENT INFORMATION

The Company operates principally in three industry segments: Rental Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                                              1994       1993       1992       1991      1990
- -------------------------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                                                 $215,248   $218,466   $230,302   $200,696  $176,929
Manufacturing and marketing                                      174,985    178,041    177,366    187,496   166,962
Retail sales                                                      56,732     54,575     49,946     46,222    42,158
Intersegment sales                                               (19,837)   (20,285)   (23,143)   (20,779)  (17,297)
- -------------------------------------------------------------------------------------------------------------------
                                                                $427,128   $430,797   $434,471   $413,635  $368,752
===================================================================================================================
EARNINGS
Rental services                                                 $ 19,011   $ 19,567   $ 28,272   $ 20,874  $ 17,961
Manufacturing and marketing                                        6,962     10,150     16,388     23,884    21,003
Retail sales                                                       4,125      4,051      3,470      3,091     3,020
Interest, corporate expenses and other, net                      (12,183)   (11,719)   (11,561)   (11,770)  (10,533)
Eliminations                                                         145        204        (51)      (169)     (215)
- -------------------------------------------------------------------------------------------------------------------
                                                                $ 18,060   $ 22,253   $ 36,518   $ 35,910  $ 31,236
===================================================================================================================
ASSETS (AS OF YEAR END)
Rental services                                                 $149,909   $144,726   $154,318   $146,846  $118,980
Manufacturing and marketing                                      152,780    153,432    149,866    145,849   131,379
Retail sales                                                      20,498     18,633     18,153     15,095    13,715
Corporate                                                          9,674      9,866     12,836      8,649    15,094
- -------------------------------------------------------------------------------------------------------------------
                                                                $332,861   $326,657   $335,173   $316,439  $279,168
===================================================================================================================
DEPRECIATION
Rental services                                                 $  7,833   $  7,676   $  7,059   $  6,081  $  5,421
Manufacturing and marketing                                        3,751      3,645      3,527      3,205     2,931
Retail sales                                                       1,210      1,200      1,105        968       947
Corporate                                                             78         57         52         59        61
- -------------------------------------------------------------------------------------------------------------------
                                                                $ 12,872   $ 12,578   $ 11,743   $ 10,313  $  9,360
===================================================================================================================
CAPITAL ADDITIONS, NET
Rental services                                                 $  5,055   $  7,800   $  9,891   $  5,674  $  5,059
Manufacturing and marketing                                        2,475      1,517      1,603      6,047     6,290
Retail sales                                                         940        554      1,535      1,731     1,500
Corporate                                                            300         28        130         85        73
- -------------------------------------------------------------------------------------------------------------------
                                                                $  8,770   $  9,899   $ 13,159   $ 13,537  $ 12,922
===================================================================================================================

  Sales of foreign operations and export sales were not significant.
The Company has no one major customer. Corporate assets consist primarily of cash, investments, cash surrender value of officers' life insurance and office furniture and fixtures. Corporate expenses consist of the Company's principal administrative and financial functions, which are centrally managed. Capital additions do not include the cost of properties acquired in business acquisitions.

                 Angelica Corporation and Subsidiaries
                                 23

- -------------------------------------------------------------------------------
10 UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 1994 and 1993 are shown below:

Fiscal 1994 Quarter Ended
(Dollars in thousands, except per share amounts)                    May 1      July 31   October 30   January 29
- ----------------------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                                                  $ 53,928     $ 51,764     $ 52,947     $ 56,609
Manufacturing and marketing                                        41,824       43,675       47,600       41,886
Retail sales                                                       13,214       13,322       15,475       14,721
Intersegment sales                                                 (4,871)      (4,742)      (5,537)      (4,687)
- ----------------------------------------------------------------------------------------------------------------
                                                                  104,095      104,019      110,485      108,529
- ----------------------------------------------------------------------------------------------------------------
GROSS PROFIT
Rental services                                                    12,425       10,442       12,353       12,145
Manufacturing and marketing                                         8,902       10,085       10,919        8,330
Retail sales                                                        7,179        7,121        8,149        8,149
- ----------------------------------------------------------------------------------------------------------------
                                                                   28,506       27,648       31,421       28,624
- ----------------------------------------------------------------------------------------------------------------
Net income                                                       $  2,515     $  2,350     $  3,900     $  2,386
================================================================================================================
Net income per share                                             $    .28     $    .26     $    .43     $    .26
================================================================================================================


Fiscal 1993 Quarter Ended
(Dollars in thousands, except per share amounts)                    May 2     August 1   October 31   January 30
- ----------------------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                                                  $ 57,921     $ 54,937     $ 53,247     $ 52,361
Manufacturing and marketing                                        45,412       45,736       46,275       40,618
Retail sales                                                       12,531       13,151       15,131       13,762
Intersegment sales                                                 (5,534)      (5,181)      (5,381)      (4,189)
- ----------------------------------------------------------------------------------------------------------------
                                                                  110,330      108,643      109,272      102,552
- ----------------------------------------------------------------------------------------------------------------
GROSS PROFIT
Rental services                                                    14,379       11,968       11,266       10,023
Manufacturing and marketing                                        10,421       10,649       10,761        8,356
Retail sales                                                        6,837        6,962        8,223        7,452
- ----------------------------------------------------------------------------------------------------------------
                                                                   31,637       29,579       30,250       25,831
- ----------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                5,028        3,781        3,841        1,153
Cumulative effect of change in accounting for income taxes          1,984           --           --           --
- ----------------------------------------------------------------------------------------------------------------
Net income                                                       $  7,012     $  3,781     $  3,841     $  1,153
================================================================================================================
EARNINGS PER SHARE
Before cumulative effect of accounting change                    $    .54     $    .41     $    .42     $    .13
Cumulative effect of change in accounting for income taxes            .21           --           --           --
- ----------------------------------------------------------------------------------------------------------------
Net income per share                                             $    .75     $    .41     $    .42     $    .13
================================================================================================================

                 Angelica Corporation and Subsidiaries
                                 24

                       REPORT OF INDEPENDENT
                         PUBLIC ACCOUNTANTS


- ----------------------------------------------------------------------
TO ANGELICA CORPORATION:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of three years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.
  As discussed in Note 4 to the consolidated financial statements, effective February 2, 1992, the Company changed its method of accounting for income taxes.

/s/ Arthur Andersen & Co.

Arthur Andersen & Co.

St. Louis, Missouri
March 15, 1994


                           COMMON STOCK
                               DATA



The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common
Stock and dividends per share paid during fiscal 1994 and fiscal 1993 were as follows:

Quarter                                                  1st         2nd          3rd        4th
- ------------------------------------------------------------------------------------------------
FISCAL 1994
High                                                $ 27 1/8    $ 26 3/8     $ 26       $ 29 1/2
Low                                                   23 1/2      22 1/2       22 3/4     24 1/4
Dividend                                            $.23        $.23         $.235      $.235
- ------------------------------------------------------------------------------------------------
FISCAL 1993
High                                                $ 37 5/8    $ 31 1/4     $ 31 3/8   $ 26 3/4
Low                                                   30          28 1/4       22 1/4     22 1/2
Dividend                                            $.23        $.23         $.23       $.23
- ------------------------------------------------------------------------------------------------

                 Angelica Corporation and Subsidiaries
                                 25



                                          F I N A N C I A L  S U M M A R Y - 1 1  Y E A R S


- -----------------------------------------------------------------------------------------------------------------------------------
For Years Ended                                               January 29,               January 30,             February 1,
(Dollars in thousands, except per share amounts)                     1994                      1993                    1992
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and rental service revenues                       $427,128                  $430,797                $434,471
Gross profit                                                      116,199                   117,297                 128,015
Operating expenses and other, net, excluding interest expense      90,695                    87,524                  84,505
Interest expense                                                    7,444                     7,520                   6,992
Income before income taxes and cumulative effect of
  accounting change                                                18,060                    22,253                  36,518
Provision for income taxes                                          6,909                     8,450                  13,848
Income before cumulative effect of accounting change               11,151                    13,803                  22,670
Cumulative effect of accounting change                                 --                     1,984(a)                   --
Net income                                                       $ 11,151                  $ 15,787                $ 22,670
- -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (b)
Net income                                                       $   1.23                  $   1.71(a)             $   2.43
Cash dividends paid                                                   .93                       .92                     .89
Common shareholders' equity                                      $  21.13                  $  20.88                $  20.43
- -----------------------------------------------------------------------------------------------------------------------------------
RATIOS
Current ratio (current assets to current liabilities)            4.0 to 1                  4.7 to 1                4.2 to 1
Percent long-term debt to long-term debt and equity                  27.3%                     29.2%                   29.7%
Gross profit margin                                                  27.2%                     27.2%                   29.5%
Pre-tax profit margin                                                 4.2%                      5.2%                    8.4%
Effective tax rate                                                   38.3%                     38.0%                   37.9%
Net income margin                                                     2.6%                      3.7%                    5.2%
Return on average shareholders' equity                                5.8%                      8.2%                   12.3%
Return on average total assets                                        3.4%                      4.8%                    7.0%
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                                  $157,188                  $161,129                $160,379
Additions to property and equipment, net                            8,770                     9,899                  13,159
Depreciation expense                                               12,872                    12,578                  11,743
Long-term debt, less current maturities                            72,255                    78,175                  80,506
Total assets                                                     $332,861                  $326,657                $335,173
Average number of shares of Common Stock outstanding            9,089,365                 9,217,199               9,344,748
Number of Common shareholders of record                             1,869                     2,008                   1,974
Approximate number of employees                                     9,500                     9,000                   9,100
- -----------------------------------------------------------------------------------------------------------------------------------

(a) Includes cumulative effect to February 1, 1992 of implementing Statement of Financial Accounting Standards No. 109,
    "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

(b) Adjusted for April, 1983 three-for-two stock split.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

                           Angelica Corporation and Subsidiaries
                                             26

- -----------------------------------------------------------------------------------------------------------------------------------
For Years Ended                                               January 26,         January 27,       January 28,       January 30,
(Dollars in thousands, except per share amounts)                     1991                1990              1989              1988
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and rental service revenues                       $413,635            $368,752          $328,134          $306,669
Gross profit                                                      122,737             108,150            92,629            91,648
Operating expenses and other, net, excluding interest expense      80,553              71,837            62,784            59,552
Interest expense                                                    6,274               5,077             2,783             1,860
Income before income taxes and cumulative effect of
  accounting change                                                35,910              31,236            27,062            30,236
Provision for income taxes                                         13,814              12,022            10,420            13,001
Income before cumulative effect of accounting change               22,096              19,214            16,642            17,235
Cumulative effect of accounting change                                 --                  --                --                --
Net income                                                       $ 22,096            $ 19,214          $ 16,642          $ 17,235
- -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (b)
Net income                                                       $   2.37            $   2.06          $   1.79          $   1.85
Cash dividends paid                                                   .84                 .77               .73               .70
Common shareholders' equity                                      $  18.92            $  17.36          $  16.09          $  14.95
- -----------------------------------------------------------------------------------------------------------------------------------
RATIOS
Current ratio (current assets to current liabilities)            2.9 to 1            3.4 to 1          3.0 to 1          3.1 to 1
Percent long-term debt to long-term debt and equity                  24.8%               23.9%             11.3%             13.5%
Gross profit margin                                                  29.7%               29.3%             28.2%             29.9%
Pre-tax profit margin                                                 8.7%                8.5%              8.3%              9.9%
Effective tax rate                                                   38.5%               38.5%             38.5%             43.0%
Net income margin                                                     5.3%                5.2%              5.1%              5.6%
Return on average shareholders' equity                               13.0%               12.3%             11.5%             12.8%
Return on average total assets                                        7.4%                7.5%              7.4%              8.4%
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                                  $134,964            $130,072          $104,218          $ 95,239
Additions to property and equipment, net                           13,537              12,922             6,312            16,835
Depreciation expense                                               10,313               9,360             8,513             7,617
Long-term debt, less current maturities                            57,782              50,588            19,013            21,588
Total assets                                                     $316,439            $279,168          $232,883          $216,441
Average number of shares of Common Stock outstanding            9,329,503           9,327,025         9,299,105         9,335,418
Number of Common shareholders of record                             2,122               2,394             2,507             2,794
Approximate number of employees                                     9,300               8,400             7,800             7,400
- -----------------------------------------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
For Years Ended                                               January 31,         January 25,       January 26,       January 28,
(Dollars in thousands, except per share amounts)                     1987                1986              1985              1984
- -----------------------------------------------------------------------------------------------------------------------------------

OPERATIONS
Combined sales and rental service revenues                       $291,704            $269,099          $246,404          $220,318
Gross profit                                                       88,956              80,866            73,778            68,930
Operating expenses and other, net, excluding interest expense      54,540              46,033            40,341            37,491
Interest expense                                                    2,360               2,458             2,629             2,798
Income before income taxes and cumulative effect of
  accounting change                                                32,056              32,375            30,808            28,641
Provision for income taxes                                         15,355              15,216            14,480            13,487
Income before cumulative effect of accounting change               16,701              17,159            16,328            15,154
Cumulative effect of accounting change                                 --                  --                --                --
Net income                                                       $ 16,701            $ 17,159          $ 16,328          $ 15,154
- -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (b)
Net income                                                       $   1.79            $   1.84          $   1.76          $   1.63
Cash dividends paid                                                   .61                 .59               .52               .48
Common shareholders' equity                                      $  13.78            $  12.56          $  11.34          $  10.13
- -----------------------------------------------------------------------------------------------------------------------------------
RATIOS
Current ratio (current assets to current liabilities)            4.3 to 1            4.1 to 1          4.6 to 1          4.6 to 1
Percent long-term debt to long-term debt and equity                  16.4%               18.6%             19.2%             22.8%
Gross profit margin                                                  30.5%               30.1%             29.9%             31.3%
Pre-tax profit margin                                                11.0%               12.0%             12.5%             13.0%
Effective tax rate                                                   47.9%               47.0%             47.0%             47.1%
Net income margin                                                     5.7%                6.4%              6.6%              6.9%
Return on average shareholders' equity                               13.5%               15.3%             16.3%             17.0%
Return on average total assets                                        8.8%                9.9%             10.4%             10.3%
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                                  $101,119            $ 94,771          $ 88,094          $ 83,878
Additions to property and equipment, net                            9,880              10,310             6,244             4,640
Depreciation expense                                                7,104               5,901             5,386             4,272
Long-term debt, less current maturities                            25,236              26,756            24,963            27,770
Total assets                                                     $194,958            $183,317          $161,969          $152,442
Average number of shares of Common Stock outstanding            9,341,814           9,337,558         9,287,153         9,265,451
Number of Common shareholders of record                             3,159               3,393             2,917             3,101
Approximate number of employees                                     7,000               6,700             6,200             6,000
- -----------------------------------------------------------------------------------------------------------------------------------


                          Angelica Corporation and Subsidiaries
                                            27