Form 10-K405, Exhibit 13
period 1995-01-28
ANGELICA CORP /NEW/
filed 1995-04-24
CIK 6571

                   F I N A N C I A L  R E V I E W




                             FINANCIAL
                             CONDITION

The Company's financial condition at the end of fiscal 1995 continued to be very strong. Higher short-term debt at year end caused working capital of $150.7 million and a current ratio of 3.2 to 1 to be moderately lower than working capital of $157.2 million and a current ratio of 4.0 to 1 at the end of the prior year, but all of these financial measures reflected strength. Current assets increased $9.6 million during the year, with more than half the increase the result of acquisitions made during the year and preceding year. Both receivables and inventories showed small increases in the year, but would have been down exclusive of acquisitions. Receivable days outstanding dropped to 64 from 67 at the preceding year end, and inventory turns improved slightly. Other long-term assets were up $7.4 million for the year, with nearly all of the increase being due to acquisitions. Current liabilities increased $16.1 million from last year end, $11.2 million of which represented increases in short-term bank loans.
    At year-end fiscal 1995, short-term debt totaled $21.1 million, these funds having been used to finance acquisitions over the preceding two years. Shortly after year end, arrangements were made to borrow a total of $30.0 million from four insurance companies at a favorable interest rate. This long-term financing is expected to close in May, 1995, and all short-term debt will be repaid at that time. Long-term debt decreased $2.6 million in fiscal 1995 as a result of normal sinking fund payments. The ratio of long-term debt to total long-term debt and equity also decreased to 26.2 percent compared with 27.3 percent last year. Had the short-term debt at year end been treated as long-term for purposes of this ratio, it still would have been a conservative 31.6 percent.
Pre-tax interest coverage in fiscal 1995 increased to 3.7 times from 3.4 times in the prior year.
    Cash flow from operating activities was $27.6 million in fiscal 1995, up from $21.1 million in the prior year due to higher net income and reduced working capital requirements. Cash used in investing activities increased 58.8 percent to $27.6 million compared with $17.4 million a year ago. Included in investing activities, capital expenditures increased to $11.5 million from $8.8 million, and acquisition expenditures nearly doubled to $16.2 million versus $8.6 million the year before. Cash flow provided by financing activities in fiscal 1995 was a net $0.2 million, with $11.2 million of additional short-term borrowings being offset by $8.6 million of dividends and $2.6 million of long-term debt repayments.
    No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

                             Analysis of
                        Fiscal 1995 Operations
                           Compared to 1994

Combined sales and rental service revenues were $472.8 million in fiscal 1995, an increase of $45.7 million or 10.7 percent over the prior year. The increase would have been 2.3 percent excluding acquisitions made in the past two years. For the Rental Services segment, revenues rose by $29.2 million or 13.6 percent, with most of the increase resulting from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $3.6 million or 2.1 percent greater than the prior year, again with most of the increase being the result of acquisitions. Sales of Life Retail Stores rose $12.1 million or 21.4 percent in fiscal 1995 due to acquisitions and an excellent 8.6 percent same-store sales increase.
    The gross profit percent to combined sales and rental service

   A N G E L I C A C O R P O R A T I O N A N D S U B S I D I A R I E S revenues in fiscal 1995 was 26.8 percent, down slightly from 27.2 percent in the prior year. Gross margins in the Rental Services segment were down due to continuing margin pressures in the health care markets. In the Manufacturing and Marketing segment, gross margins were down largely because of a change in sales mix to lower margin products principally for the fast food industry. Margins of Life Retail Stores increased slightly due to lower discounts.
    Selling, general and administrative expenses remained under good control as they increased 8.5 percent in fiscal 1995 but as a percentage of combined sales and rental service revenues dropped to 20.0 percent from
20.4 percent in the prior year. Interest expense increased to $7.9 million versus $7.4 million last year as a result of higher debt levels and higher interest rates. The effective tax rate in fiscal 1995 was
38.5 percent, slightly higher than an effective tax rate of 38.3 percent in the preceding year.

                             Analysis of
                       Fiscal 1994 Operations
                          Compared to 1993

In fiscal 1994, combined sales and rental service revenues of $427.1 million were $3.7 million or 0.9 percent lower than the preceding year. Excluding acquisitions made in fiscal 1994 and the prior year, the decline would have been 2.8 percent. In the Rental Services segment, revenues were down $3.2 million (1.5 percent). The impact on revenues of the loss of two large customers in California at midyear fiscal 1993 was offset in part by new customer additions and by acquisitions in fiscal 1994. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $3.1 million or 1.7 percent lower than the prior year. Excluding acquisitions, sales would have been 3.7 percent lower. In the U.S. operations of this segment, sales to the hospitality market showed strong increases while sales to the health care market were down. Sales of the Canadian and United Kingdom operations also were lower, due to the effect of recessions there continuing to be felt and to the loss during fiscal 1994 of Canada Post, the largest Canadian customer. Life Retail Stores sales rose $2.2 million (4.0 percent) due to acquisitions and a 1.7 percent same-store sales increase.
    The gross profit percent to combined sales and rental service revenues was 27.2 percent, unchanged from the prior year. In the Rental Services segment, margins were slightly higher than the prior year largely due to good cost control offsetting the impact of competitive pricing pressures. Margins of the Manufacturing and Marketing segment were down versus last year, principally the result of a change in sales mix and competitive pricing pressures causing price reductions to retain business. As in the previous year, margins of the Life Retail Stores segment were fractionally lower due to higher discounts.
    Selling, general and administrative expenses in fiscal 1994 were $2.3 million or 2.8 percent higher than the prior year and increased as a percent to combined sales and rental service revenues. Most of this increase was due to acquisitions. Interest expense of $7.4 million in fiscal 1994 compared with $7.5 million in the prior year, reflecting sinking fund payments and the repayment of loans on Company-owned life insurance policies. Due to a federal income tax increase, the effective tax rate in fiscal 1994 was 38.3 percent compared with 38.0 percent in fiscal 1993.

   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

                                   C O N S O L I D A T E D  S T A T E M E N T S  O F  I N C O M E


- ----------------------------------------------------------------------------------------------------------------------
For Years Ended                                                        January 28,       January 29,       January 30,
(Dollars in thousands, except per share amounts)                              1995              1994              1993
- ----------------------------------------------------------------------------------------------------------------------
Rental service revenues                                                   $244,496          $215,248          $218,466
Net sales                                                                  228,336           211,880           212,331
- -----------------------------------------------------------     ------------------------------------------------------
                                                                           472,832           427,128           430,797
- -----------------------------------------------------------     ------------------------------------------------------
Cost of rental services                                                    193,219           167,883           170,830
Cost of goods sold                                                         152,790           143,046           142,670
- -----------------------------------------------------------     ------------------------------------------------------
                                                                           346,009           310,929           313,500
- -----------------------------------------------------------     ------------------------------------------------------
Gross profit                                                               126,823           116,199           117,297
Selling, general and administrative expenses                                94,585            87,180            84,848
- -----------------------------------------------------------     ------------------------------------------------------
Income from operations                                                      32,238            29,019            32,449
Interest expense                                                            (7,906)           (7,444)           (7,520)
Other expense, net                                                          (3,078)           (3,515)           (2,676)
- -----------------------------------------------------------     ------------------------------------------------------
Income before income taxes and cumulative effect of
  accounting change                                                         21,254            18,060            22,253
Provision for income taxes                                                   8,183             6,909             8,450
- -----------------------------------------------------------     ------------------------------------------------------
Income before cumulative effect of accounting change                        13,071            11,151            13,803
Cumulative effect of change in accounting for
  income taxes                                                                  --                --             1,984
- -----------------------------------------------------------     ------------------------------------------------------
Net income                                                                $ 13,071          $ 11,151          $ 15,787
======================================================================================================================
Earnings per share:
  Before cumulative effect of accounting change                           $   1.44          $   1.23          $   1.50
  Cumulative effect of change in accounting for
    income taxes                                                                --                --               .21
- -----------------------------------------------------------     ------------------------------------------------------
Net income per share                                                      $   1.44          $   1.23          $   1.71
======================================================================================================================
The accompanying notes are an integral part of the financial statements.


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

                        C O N S O L I D A T E D  B A L A N C E  S H E E T S


- ------------------------------------------------------------------------------------------------
                                                                      January 28,    January 29,
(Dollars in thousands)                                                       1995           1994
- ------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and short-term investments                                        $  2,211       $  2,020
  Receivables, less reserves of $2,699 and $2,630                          69,071         68,247
  Inventories                                                             105,827        104,570
  Linens in service                                                        37,609         31,099
  Prepaid expenses                                                          5,199          4,319
- ------------------------------------------------------     -------------------------------------
Total Current Assets                                                      219,917        210,255
- ------------------------------------------------------     -------------------------------------
Property and Equipment:
  Land                                                                      5,584          5,125
  Buildings and leasehold improvements                                     67,292         63,460
  Machinery and equipment                                                 128,154        119,471
  Capitalized leased property                                               1,849          1,849
- ------------------------------------------------------     -------------------------------------
                                                                          202,879        189,905
Less--reserve for depreciation                                            105,229         95,937
- ------------------------------------------------------     -------------------------------------
                                                                           97,650         93,968
- ------------------------------------------------------     -------------------------------------
Other:
  Goodwill                                                                  7,261          5,833
  Other acquired assets                                                    13,252          8,759
  Cash surrender value of life insurance                                   10,917          9,409
  Miscellaneous                                                             4,551          4,637
- ------------------------------------------------------     -------------------------------------
                                                                           35,981         28,638
- ------------------------------------------------------     -------------------------------------
Total Assets                                                             $353,548       $332,861
================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                        $ 21,100       $  9,900
  Current maturities of long-term debt                                      2,568          2,568
  Accounts payable                                                         20,043         17,593
  Accrued wages and other compensation                                      7,920          6,949
  Other accrued liabilities                                                12,269         10,527
  Income taxes                                                                181          2,276
  Deferred income taxes                                                     5,102          3,254
- ------------------------------------------------------     -------------------------------------
Total Current Liabilities                                                  69,183         53,067
- ------------------------------------------------------     -------------------------------------
Long-Term Debt, less current maturities                                    69,683         72,255
- ------------------------------------------------------     -------------------------------------
Other:
  Deferred compensation and other payments                                 14,546         11,048
  Deferred income taxes                                                     3,476          4,498
- ------------------------------------------------------     -------------------------------------
                                                                           18,022         15,546
- ------------------------------------------------------     -------------------------------------
Shareholders' Equity:
  Preferred Stock                                                              --             --
  Common Stock, $1 par value, authorized 20,000,000
    shares, issued: 9,470,538 and 9,447,614 shares                          9,471          9,448
  Capital surplus                                                           4,179          3,672
  Retained earnings                                                       194,849        190,301
  Translation adjustment                                                   (2,290)        (1,658)
  Common Stock in treasury, at cost: 351,626 and
    361,580 shares                                                         (9,549)        (9,770)
- ------------------------------------------------------     -------------------------------------
                                                                          196,660        191,993
- ------------------------------------------------------     -------------------------------------
Total Liabilities and Shareholders' Equity                               $353,548       $332,861
================================================================================================
The accompanying notes are an integral part of the financial statements.


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S


         C O N S O L I D A T E D  S T A T E M E N T S  O F  S H A R E H O L D E R S '  E Q U I T Y


- -------------------------------------------------------------------------------------------------------------
For Years Ended                                                       January 28,    January 29,  January 30,
(Dollars in thousands)                                                       1995           1994         1993
- -------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
Balance beginning of year                                                $     --       $     --     $     --
  Changes during year                                                          --             --           --
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $     --       $     --     $     --
- ------------------------------------------------------     --------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
Balance beginning of year                                                $  9,448       $  9,444     $  9,431
  Exercise of stock options                                                    23              4           13
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $  9,471       $  9,448     $  9,444
- ------------------------------------------------------     --------------------------------------------------
CAPITAL SURPLUS
Balance beginning of year                                                $  3,672       $  3,606     $  3,230
  Exercise of stock options                                                   507             66          376
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $  4,179       $  3,672     $  3,606
- ------------------------------------------------------     --------------------------------------------------
RETAINED EARNINGS
Balance beginning of year                                                $190,301       $187,507     $180,179
  Net income                                                               13,071         11,151       15,787
  Cash dividends                                                           (8,557)        (8,443)      (8,472)
  Exercise of stock options                                                    34             86           13
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $194,849       $190,301     $187,507
- ------------------------------------------------------     --------------------------------------------------
TRANSLATION ADJUSTMENT
Balance beginning of year                                                $ (1,658)      $ (1,212)    $    601
  Change in cumulative adjustment                                            (632)          (446)      (1,813)
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $ (2,290)      $ (1,658)    $ (1,212)
- ------------------------------------------------------     --------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
Balance beginning of year                                                $ (9,770)      $(10,136)    $ (3,138)
  Treasury stock purchased                                                     --             --       (7,021)
  Exercise of stock options/stock awards                                      221            366           23
- ------------------------------------------------------     --------------------------------------------------
Balance end of year                                                      $ (9,549)      $ (9,770)    $(10,136)
- ------------------------------------------------------     --------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                                        $196,660       $191,993     $189,209
=============================================================================================================
The accompanying notes are an integral part of the financial statements.


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

                      C O N S O L I D A T E D  S T A T E M E N T S  O F  C A S H  F L O W S


- -------------------------------------------------------------------------------------------------------------
For Years Ended                                                       January 28,    January 29,  January 30,
(Dollars in thousands)                                                       1995           1994         1993
- -------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $13,071        $11,151      $15,787
Non-cash items included in net income:
  Depreciation                                                             13,297         12,872       12,578
  Amortization of acquisition costs                                         3,586          3,539        3,417
  Cumulative effect of change in accounting for
    income taxes                                                               --             --       (1,984)
Change in working capital components, net of
  businesses acquired:
    Receivables, net                                                          312         (1,720)       1,480
    Inventories and linens in service                                      (3,192)        (2,100)       3,533
    Prepaid expenses                                                         (880)          (229)        (282)
    Accounts payable                                                          483              8          914
    Compensation and other accruals                                         2,713           (835)         361
    Income taxes payable                                                     (247)           251       (6,111)
Cash surrender value of life insurance                                     (1,508)        (1,561)      (1,363)
Other, net                                                                    (37)          (317)       2,477
- -----------------------------------------------------------     ---------------------------------------------
Net cash flow provided by operating activities                             27,598         21,059       30,807
- -----------------------------------------------------------     ---------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property and equipment, net                              (11,466)        (8,770)      (9,899)
Cost of businesses acquired                                               (16,165)        (8,628)      (5,071)
- -----------------------------------------------------------     ---------------------------------------------
Net cash flow used in investing activities                                (27,631)       (17,398)     (14,970)
- -----------------------------------------------------------     ---------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of short-term debt                                  11,200          9,900           --
Long-term debt repayments                                                  (2,572)        (5,920)      (2,574)
Dividends paid                                                             (8,557)        (8,443)      (8,472)
Purchase of treasury stock                                                     --             --       (7,021)
Other, net                                                                    153             76       (1,145)
- -----------------------------------------------------------     ---------------------------------------------
Net cash flow provided by (used in) financing activities                      224         (4,387)     (19,212)
- -----------------------------------------------------------     ---------------------------------------------
Net increase (decrease) in cash and
  short-term investments                                                      191           (726)      (3,375)
Cash and short-term investments at beginning of year                        2,020          2,746        6,121
- -----------------------------------------------------------     ---------------------------------------------
Cash and short-term investments at end of year                            $ 2,211        $ 2,020      $ 2,746
=============================================================================================================
The accompanying notes are an integral part of the financial statements.


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

- -------------------------------------------------------------------------------
1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

INVENTORIES
    Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.

    Inventories were comprised of the following:

(Dollars in thousands)                      1995              1994
- ------------------------------------------------------------------
Raw materials                           $ 26,222          $ 26,425
Work in process                            6,163             7,535
Finished goods                            73,442            70,610
- ------------------------------------------------------------------
                                        $105,827          $104,570
==================================================================

LINENS IN SERVICE
    Linens in service are stated at depreciated cost, not in excess of market.

PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Renewals and betterments are capitalized.
    Property and equipment are depreciated over their expected useful lives (buildings -- 15 to 40 years; machinery and equipment -- three to ten years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over their useful lives or lease terms, as appropriate.

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

CONSOLIDATED STATEMENTS OF CASH FLOWS
    For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months), as cash equivalents.
    Cash payments for income taxes were $9,182,000, $7,220,000 and $9,521,000 in 1995, 1994 and 1993, respectively; and in these periods interest payments were $7,844,000, $7,515,000 and $7,686,000, respectively.

2  RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension

   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

                                    23

- -------------------------------------------------------------------------------
plan is in accordance with the requirements of the Employee Retirement
Income Security Act of 1974. Pension expense included the following components:

(Dollars in thousands)                                        1995           1994           1993
- ------------------------------------------------------------------------------------------------
Service cost (benefits earned
  during the year)                                         $   615        $   581         $  517

Interest cost on projected
  benefit obligation                                           981            921            856

(Increase) decrease in value
  of assets                                                    235         (1,526)          (938)

Net amortization
  and deferrals                                             (1,010)           854            360
- ------------------------------------------------------------------------------------------------
Net pension expense                                        $   821        $   830         $  795
================================================================================================

    The funded status of the plan and the net pension liability at January
1, 1995 and January 1, 1994 were as follows:

                                                                       January 1,     January 1,
(Dollars in thousands)                                                       1995           1994
- ------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligation:
  Vested benefits                                                        $(11,595)      $(12,133)
  Nonvested benefits                                                          (98)          (143)
- ------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                            (11,693)       (12,276)
Effect of projected future
  compensation levels                                                      (1,484)        (1,886)
- ------------------------------------------------------------------------------------------------
Projected benefit obligation                                              (13,177)       (14,162)
Plan assets at fair value,
  primarily listed stocks and
  Government securities                                                    12,738         13,005
- ------------------------------------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                                                      (439)        (1,157)
Unrecognized obligation
  at transition                                                             1,452          1,586
Unrecognized net gains                                                     (2,475)        (1,756)
Unrecognized prior service cost                                               270            290
- ------------------------------------------------------------------------------------------------
Net pension liability                                                    $ (1,192)      $ (1,037)
================================================================================================

    In determining the projected benefit obligation, the average discount rate was 8.1% in 1995 and 7.1% in 1994. The expected rate of return on plan assets was 8.0% in 1995 and 1994.
    The Company does not provide retirees with post-retirement benefits other than pensions.

3  SHORT-TERM AND LONG-TERM DEBT

The following table summarizes information with respect to short-term debt for 1995 and 1994:

(Dollars in thousands)                                                       1995           1994
- ------------------------------------------------------------------------------------------------
Average amount of short-term debt
  during the year                                                         $16,708         $4,457
Weighted average interest rate:
  During the year                                                            4.66%          3.33%
  At year end                                                                5.64%          3.23%
- ------------------------------------------------------------------------------------------------

    Long-term debt consisted of the following:

(Dollars in thousands)                                                       1995           1994
- ------------------------------------------------------------------------------------------------
10.2% notes to insurance company,
  due annually to 2004                                                    $43,375        $45,375
9.15% notes to insurance companies,
  due 2001                                                                 25,000         25,000
76% of prime rate industrial
  development revenue bond,
  due quarterly to 2000                                                     2,587          3,038
7.375% note, due monthly to 2004                                              327            351
5% and 6% industrial development
  bonds, due 2004 and
  2005, respectively                                                          444            523
8% to 10% life insurance
  policy loans                                                                337            333
Capital lease obligations                                                     181            203
- ------------------------------------------------------------------------------------------------
                                                                           72,251         74,823
Less--current maturities                                                    2,568          2,568
- ------------------------------------------------------------------------------------------------
                                                                          $69,683        $72,255
================================================================================================

    The most restrictive of the Company's loan agreements require that the Company maintain $145,000,000 in consolidated net worth. As of January
28, 1995, the balance was $189,315,000.
    Aggregate maturities of long-term debt for each of the four years subsequent to January 27, 1996, are $2,553,000, $2,553,000, $2,540,000
and $2,531,000, respectively.
    Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 28, 1995 and January 29, 1994 was approximately $78,520,000 and $90,700,000, respectively.

   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

- -------------------------------------------------------------------------------
4   INCOME TAXES

The provision for income taxes consisted of the following:

(Dollars in thousands)                                        1995           1994           1993
- ------------------------------------------------------------------------------------------------
Current:
  Federal                                                   $6,134         $6,516         $7,313
  State                                                      1,023          1,032          1,060
  Foreign                                                      200           (230)            85
Deferred                                                       826           (409)            (8)
- ------------------------------------------------------------------------------------------------
                                                            $8,183         $6,909         $8,450
================================================================================================

    Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                              1995           1994           1993
- ------------------------------------------------------------------------------------------------
Statutory rate                                                35.0%          35.0%          34.0%
State tax, net of
  federal benefit                                              3.5            3.6            3.4
Other, net                                                      --           (0.3)           0.6
- ------------------------------------------------------------------------------------------------
                                                              38.5%          38.3%          38.0%
================================================================================================

    The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

(Dollars in thousands)                                                       1995           1994
- ------------------------------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                                                  $  4,448       $  4,195
  Insurance reserves not
    yet deductible                                                          2,549          2,245
  Customer contracts                                                        3,252          2,651
  Other                                                                     3,542          3,557
- ------------------------------------------------------------------------------------------------
                                                                           13,791         12,648
- ------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                                            (11,130)       (11,278)
  Linen amortization                                                      (10,267)        (8,444)
  Other                                                                      (972)          (678)
- ------------------------------------------------------------------------------------------------
                                                                          (22,369)       (20,400)
- ------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                             $ (8,578)      $ (7,752)
================================================================================================

    Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $9,706,000. The unrecognized deferred tax liability related to these temporary differences was $1,164,000.
    The Company adopted the provisions of SFAS No. 109 effective February 2, 1992 and recorded a $1,984,000 increase in 1993 consolidated net income from the cumulative effect of a change in accounting for income taxes.

5  PREFERRED STOCK
The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 28, 1995 and January 29, 1994, 128 shares of Class A and no shares of Class B were outstanding.

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

   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

- -------------------------------------------------------------------------------
7  STOCK OPTIONS

The Company has various stock option and stock bonus plans which provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant although certain plans allow for options to be granted at an option price below fair market value. Options are exercisable not less than six months and not more than ten years after the date of grant. Changes in the status of options under the various plans are summarized below:

                                                       Price Range       Optioned      Available
                                                         Per Share         Shares     for Option
- ------------------------------------------------------------------------------------------------
Outstanding at
  January 29, 1994                               $22.8125 - $37.50        450,696          8,675
Available for option
  under 1994
  Performance Plan                                              --             --        500,000
Granted                                                         --             --             --
Exercised                                       $22.8125 - $26.625        (26,459)            --
Lapsed/Cancelled                                 $26.6250 - $37.50        (24,906)        15,750
- ------------------------------------------------------------------------------------------------
Outstanding at
  January 28, 1995                               $22.8125 - $37.50        399,331        524,425
================================================================================================

    The Board of Directors has approved, subject to adoption by the shareholders at the May, 1995 Annual Meeting, a Non-Employee Directors Stock Plan which authorizes the issuance of up to 225,000 shares of Common Stock. Of these, 10,000 shares will be available for annual stock grants and the balance will be available for stock options and for stock purchases in lieu of retainer payments.

8  COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more, consisted of the following at January 28, 1995:

                                                                          Capital      Operating
(Dollars in thousands)                                                     Leases         Leases
- ------------------------------------------------------------------------------------------------
1996                                                                         $ 49        $ 8,109
1997                                                                           49          7,066
1998                                                                           49          6,156
1999                                                                           36          4,905
2000                                                                           26          3,792
Later years                                                                   123         14,503
- ------------------------------------------------------------------------------------------------
Total minimum lease payments                                                  332        $44,531
- ------------------------------------------------------------------------------------------------
Amount representing interest                                                  151
- ------------------------------------------------------------------------------------------------
Present value of net minimum
  lease payments                                                               $181
================================================================================================

    Rental expense for all operating leases consisted of:

(Dollars in thousands)                                        1995           1994           1993
- ------------------------------------------------------------------------------------------------
Minimum rentals                                            $14,585        $13,054        $12,677
Contingent rentals                                             341            256            224
- ------------------------------------------------------------------------------------------------
                                                           $14,926        $13,310        $12,901
================================================================================================

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


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

- -------------------------------------------------------------------------------
9  BUSINESS SEGMENT INFORMATION
The Company operates principally in three industry segments: Rental
Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                            1995       1994      1993       1992      1991
- ------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                               $244,496   $215,248  $218,466   $230,302  $200,696
Manufacturing and marketing                    178,584    174,985   178,041    177,366   187,496
Retail sales                                    68,876     56,732    54,575     49,946    46,222
Intersegment sales                             (19,124)   (19,837)  (20,285)   (23,143)  (20,779)
- ------------------------------------------------------------------------------------------------
                                              $472,832   $427,128  $430,797   $434,471  $413,635
================================================================================================
EARNINGS
Rental services                               $ 20,153   $ 19,011  $ 19,567   $ 28,272  $ 20,874
Manufacturing and marketing                      7,003      6,962    10,150     16,388    23,884
Retail sales                                     6,270      4,125     4,051      3,470     3,091
Interest, corporate expenses and other, net    (12,447)   (12,183)  (11,719)   (11,561)  (11,770)
Eliminations                                       275        145       204        (51)     (169)
- ------------------------------------------------------------------------------------------------
                                              $ 21,254   $ 18,060  $ 22,253   $ 36,518  $ 35,910
================================================================================================
ASSETS (AS OF YEAR END)
Rental services                               $165,499   $149,909  $144,726   $154,318  $146,846
Manufacturing and marketing                    153,192    152,780   153,432    149,866   145,849
Retail sales                                    26,120     20,498    18,633     18,153    15,095
Corporate                                        8,737      9,674     9,866     12,836     8,649
- ------------------------------------------------------------------------------------------------
                                              $353,548   $332,861  $326,657   $335,173  $316,439
================================================================================================
DEPRECIATION
Rental services                               $  8,032   $  7,833  $  7,676   $  7,059  $  6,081
Manufacturing and marketing                      3,775      3,751     3,645      3,527     3,205
Retail sales                                     1,390      1,210     1,200      1,105       968
Corporate                                          100         78        57         52        59
- ------------------------------------------------------------------------------------------------
                                              $ 13,297   $ 12,872  $ 12,578   $ 11,743  $ 10,313
================================================================================================
CAPITAL ADDITIONS, NET
Rental services                               $  6,454   $  5,055  $  7,800   $  9,891  $  5,674
Manufacturing and marketing                      3,587      2,475     1,517      1,603     6,047
Retail sales                                     1,280        940       554      1,535     1,731
Corporate                                          145        300        28        130        85
- ------------------------------------------------------------------------------------------------
                                              $ 11,466   $  8,770  $  9,899   $ 13,159  $ 13,537
================================================================================================

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


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

- -------------------------------------------------------------------------------
10  UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 1995 and 1994 are shown below:

Fiscal 1995 Quarter Ended
(Dollars in thousands, except per share amounts)       April 30        July 30     October 29     January 28
- ------------------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                                        $ 61,041       $ 59,515       $ 61,056       $ 62,884
Manufacturing and marketing                              44,940         46,685         45,133         41,826
Retail sales                                             16,255         16,174         18,958         17,489
Intersegment sales                                       (5,181)        (4,182)        (5,051)        (4,710)
- ------------------------------------------------------------------------------------------------------------
                                                        117,055        118,192        120,096        117,489
- ------------------------------------------------------------------------------------------------------------
GROSS PROFIT
Rental services                                          13,829         12,058         13,103         12,287
Manufacturing and marketing                               9,302         10,365          8,897          9,576
Retail sales                                              8,745          8,642         10,318          9,701
- ------------------------------------------------------------------------------------------------------------
                                                         31,876         31,065         32,318         31,564
- ------------------------------------------------------------------------------------------------------------
Net income                                             $  3,145       $  3,184       $  4,204       $  2,538
============================================================================================================
Net income per share                                   $    .35       $    .35       $    .46       $    .28
============================================================================================================

Fiscal 1994 Quarter Ended
(Dollars in thousands, except per share amounts)          May 1        July 31     October 30     January 29
- ------------------------------------------------------------------------------------------------------------
SALES AND RENTAL SERVICE REVENUES
Rental services                                        $ 53,928       $ 51,764       $ 52,947       $ 56,609
Manufacturing and marketing                              41,824         43,675         47,600         41,886
Retail sales                                             13,214         13,322         15,475         14,721
Intersegment sales                                       (4,871)        (4,742)        (5,537)        (4,687)
- ------------------------------------------------------------------------------------------------------------
                                                        104,095        104,019        110,485        108,529
- ------------------------------------------------------------------------------------------------------------
GROSS PROFIT
Rental services                                          12,425         10,442         12,353         12,145
Manufacturing and marketing                               8,902         10,085         10,919          8,330
Retail sales                                              7,179          7,121          8,149          8,149
- ------------------------------------------------------------------------------------------------------------
                                                         28,506         27,648         31,421         28,624
- ------------------------------------------------------------------------------------------------------------
Net income                                             $  2,515       $  2,350       $  3,900       $  2,386
============================================================================================================
Net income per share                                   $    .28       $    .26       $    .43       $    .26
============================================================================================================


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

              R E P O R T  O F  I N D E P E N D E N T
                P U B L I C  A C C O U N T A N T S


- -------------------------------------------------------------------------------
TO ANGELICA CORPORATION:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 28, 1995 and January 29,
1994, and the results of their operations and their cash flows for each of three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.
    As discussed in Note 4 to the consolidated financial statements, effective February 2, 1992, the Company changed its method of accounting for income taxes.


/s/ Arthur Andersen LLP
St. Louis, Missouri
March 14, 1995

                       C O M M O N  S T O C K
                               D A T A

- -------------------------------------------------------------------------------

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 1995 and fiscal 1994 were as follows:


Quarter                                        1st             2nd            3rd          4th
- -------------------------------------------------------------------------------------------------
FISCAL 1995
High                                        $ 28 1/8          $ 27           $ 28        $ 27 5/8
Low                                           24 1/2            24 5/8         25 5/8      25
Dividend                                    $.235             $.235          $.235       $.235
- -------------------------------------------------------------------------------------------------
FISCAL 1994
High                                        $ 27 1/8          $ 26 3/8       $ 26        $ 29 1/2
Low                                           23 1/2            22 1/2         22 3/4      24 1/4
Dividend                                    $.23              $.23           $.235       $.235
- -------------------------------------------------------------------------------------------------



   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S


                                        F I N A N C I A L  S U M M A R Y  --  1 1  Y E A R S

- ---------------------------------------------------------------------------------------------------------------------------------
For Years Ended                                         January 28, January 29, January 30,  February 1, January 26,
(Dollars in thousands, except per share amounts)               1995        1994        1993         1992        1991
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and rental service revenues                 $472,832    $427,128    $430,797     $434,471    $413,635
Gross profit                                                126,823     116,199     117,297      128,015     122,737
Operating expenses and other, net,
  excluding interest expense                                 97,663      90,695      87,524       84,505      80,553
Interest expense                                              7,906       7,444       7,520        6,992       6,274
Income before income taxes and cumulative effect
  of accounting change                                       21,254      18,060      22,253       36,518      35,910
Provision for income taxes                                    8,183       6,909       8,450       13,848      13,814
Income before cumulative effect of accounting change         13,071      11,151      13,803       22,670      22,096
Cumulative effect of accounting change                           --          --       1,984<Fa>       --          --
Net income                                                 $ 13,071    $ 11,151    $ 15,787     $ 22,670    $ 22,096
- ------------------------------------------------------     ----------------------------------------------------------------------
PER SHARE DATA
Net income                                                 $   1.44    $   1.23    $   1.71<Fa> $   2.43    $   2.37
Cash dividends paid                                             .94         .93         .92          .89         .84
Common shareholders' equity                                $  21.57    $  21.13    $  20.88     $  20.43    $  18.92
- ------------------------------------------------------     ----------------------------------------------------------------------
RATIOS
Current ratio (current assets to current liabilities)      3.2 to 1    4.0 to 1    4.7 to 1     4.2 to 1    2.9 to 1
Percent long-term debt to long-term debt and equity            26.2%       27.3%       29.2%        29.7%       24.8%
Gross profit margin                                            26.8%       27.2%       27.2%        29.5%       29.7%
Pre-tax profit margin                                           4.5%        4.2%        5.2%         8.4%        8.7%
Effective tax rate                                             38.5%       38.3%       38.0%        37.9%       38.5%
Net income margin                                               2.8%        2.6%        3.7%         5.2%        5.3%
Return on average shareholders' equity                          6.7%        5.8%        8.2%        12.3%       13.0%
Return on average total assets                                  3.8%        3.4%        4.8%         7.0%        7.4%
- ------------------------------------------------------     ----------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                            $150,734    $157,188    $161,129     $160,379    $134,964
Additions to property and equipment, net                     11,466       8,770       9,899       13,159      13,537
Depreciation expense                                         13,297      12,872      12,578       11,743      10,313
Long-term debt, less current maturities                      69,683      72,255      78,175       80,506      57,782
Total assets                                               $353,548    $332,861    $326,657     $335,173    $316,439
Average number of shares of Common Stock
  outstanding                                             9,107,262   9,089,365   9,217,199    9,344,748   9,329,503
Number of Common shareholders of record                       1,754       1,869       2,008        1,974       2,122
Approximate number of employees                               9,800       9,500       9,000        9,100       9,300
- ---------------------------------------------------------------------------------------------------------------------------------

<Fa> Includes cumulative effect to February 1, 1992 of implementing Statement of Financial Accounting Standards No. 109,
     "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.


   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S


- ---------------------------------------------------------------------------------------------------------------------------------
For Years Ended                                         January 27, January 28, January 30,  January 31, January 25,  January 26,
(Dollars in thousands, except per share amounts)               1990        1989        1988         1987        1986         1985
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and rental service revenues                 $368,752    $328,134    $306,669     $291,704    $269,099     $246,404
Gross profit                                                108,150      92,629      91,648       88,956      80,866       73,778
Operating expenses and other, net,
  excluding interest expense                                 71,837      62,784      59,552       54,540      46,033       40,341
Interest expense                                              5,077       2,783       1,860        2,360       2,458        2,629
Income before income taxes and cumulative effect
  of accounting change                                       31,236      27,062      30,236       32,056      32,375       30,808
Provision for income taxes                                   12,022      10,420      13,001       15,355      15,216       14,480
Income before cumulative effect of accounting change         19,214      16,642      17,235       16,701      17,159       16,328
Cumulative effect of accounting change                           --          --          --           --          --           --
Net income                                                 $ 19,214    $ 16,642    $ 17,235     $ 16,701    $ 17,159     $ 16,328
- ------------------------------------------------------     ----------------------------------------------------------------------
PER SHARE DATA
Net income                                                 $   2.06    $   1.79    $   1.85     $   1.79    $   1.84     $   1.76
Cash dividends paid                                             .77         .73         .70          .61         .59          .52
Common shareholders' equity                                $  17.36    $  16.09    $  14.95     $  13.78    $  12.56     $  11.34
- ------------------------------------------------------     ----------------------------------------------------------------------
RATIOS
Current ratio (current assets to current liabilities)      3.4 to 1    3.0 to 1    3.1 to 1     4.3 to 1    4.1 to 1     4.6 to 1
Percent long-term debt to long-term debt and equity            23.9%       11.3%       13.5%        16.4%       18.6%        19.2%
Gross profit margin                                            29.3%       28.2%       29.9%        30.5%       30.1%        29.9%
Pre-tax profit margin                                           8.5%        8.3%        9.9%        11.0%       12.0%        12.5%
Effective tax rate                                             38.5%       38.5%       43.0%        47.9%       47.0%        47.0%
Net income margin                                               5.2%        5.1%        5.6%         5.7%        6.4%         6.6%
Return on average shareholders' equity                         12.3%       11.5%       12.8%        13.5%       15.3%        16.3%
Return on average total assets                                  7.5%        7.4%        8.4%         8.8%        9.9%        10.4%
- ------------------------------------------------------     ----------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                            $130,072    $104,218    $ 95,239     $101,119    $ 94,771     $ 88,094
Additions to property and equipment, net                     12,922       6,312      16,835        9,880      10,310        6,244
Depreciation expense                                          9,360       8,513       7,617        7,104       5,901        5,386
Long-term debt, less current maturities                      50,588      19,013      21,588       25,236      26,756       24,963
Total assets                                               $279,168    $232,883    $216,441     $194,958    $183,317     $161,969
Average number of shares of Common Stock
  outstanding                                             9,327,025   9,299,105   9,335,418    9,341,814   9,337,558    9,287,153
Number of Common shareholders of record                       2,394       2,507       2,794        3,159       3,393        2,917
Approximate number of employees                               8,400       7,800       7,400        7,000       6,700        6,200
- ---------------------------------------------------------------------------------------------------------------------------------



   A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S