Form 10-K405, Exhibit 13
period 1996-01-27
ANGELICA CORP /NEW/
filed 1996-04-23
CIK 6571

Financial Review

- -------------------------------------------------------------------------------
Financial Condition

At the end of fiscal 1996, the financial condition of the Company was excellent. Working capital of $181.0 million and a current ratio of 5.0 to 1 were both very strong and exceeded the $150.7 million of working capital and a current ratio of 3.2 to 1 at the end of the prior year. Examining the components of working capital, current assets increased $6.7 million in the year, with the largest change being an increase of $8.8 million in cash and short-term investments. Receivables were down slightly in the year and receivable days outstanding decreased to 63 versus 64 at the end of last year. Inventories were slightly lower, largely due to the restructuring charge discussed below. Current liabilities decreased $23.6 million as a result of the repayment of all short-term debt during the year.
     Effective May 1, 1995, the Company borrowed $30.0 million from four insurance companies under unsecured notes maturing in 2006 and bearing interest at the rate of 8.225 percent per annum. Proceeds from the long-term financing were used to repay all outstanding short-term debt and to provide some excess funds for various corporate purposes, including potential future acquisitions. At year end, the ratio of long-term debt to total long-term debt and equity was 34.6 percent. The increase from 26.2 percent last year was due to the higher amount of long-term debt plus a reduction of shareholders' equity due to the restructuring charge.
     On January 18, 1996, the Board of Directors approved a restructuring plan to be implemented over the succeeding twelve months consisting of plant closings and consolidations, product line reductions and the related writedown of inventories, and personnel reductions. As a result, the Company recorded a pretax charge of $14.1 million in the fourth quarter of fiscal 1996. Of the total charge, $7.5 million related to the Textile Services segment and $6.6 million applied to the Manufacturing and Marketing segment. The charge was composed of $2.5 million in cash outlays for severance pay and other plant closure costs, with the balance of $11.6 million being utilized to reduce asset carrying values.
     Cash flow from operating activities in fiscal 1996 was $27.1 million, approximately the same as the $27.6 million generated in the prior year.
Cash used in investing activities was down $8.2 million due to lower outlays for both capital expenditures ($8.8 million versus $11.4 million in the prior year) and acquisition expenditures ($10.6 million versus $16.2 million). Cash flow provided by financing activities was a net $1.2 million this year, with $30.0 million in new long-term financing being offset by $23.7 million in short-term and long-term debt repayments and $8.7 million of dividends paid.
     No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

Analysis of Fiscal 1996 Operations Compared to 1995

In fiscal 1996, combined sales and textile service revenues of $487.0 million were $14.2 million or 3.0 percent higher than last year. Excluding acquisitions, there would have been a decline of 1.6 percent. In the Textile Services segment, revenues were up $10.4 million or 4.3 percent, with all of this increase coming from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $2.3 million or 1.3 percent higher than the prior year. Without the effect of acquisitions, sales would have been 3.7 percent lower than the prior year. Increased sales volume in the United States and in the United Kingdom offset a small sales decline in Canada. Life Retail Stores sales rose $2.9 million or 4.3 percent due to acquisitions and a 2.9 percent same-store sales increase.

                                      Angelica Corporation and Subsidiaries  17

- -------------------------------------------------------------------------------
     The gross profit percent to combined sales and textile service revenues was 26.2 percent in fiscal 1996, down slightly from 26.8 percent in the prior year. In the Textile Services segment, margins were lower than the prior year due to continued pressure on margins in the health care market, plus the loss of a large non-health care customer at the Las Vegas plant and the inability to lower costs there sufficiently to compensate for the lost revenue. Margins of the Manufacturing and Marketing segment were up slightly versus last year, primarily the result of a change in sales mix.
     Selling, general and administrative expenses in fiscal 1996 were $4.9 million or 5.2 percent higher than the prior year and increased slightly as a percentage of combined sales and textile service revenues to 20.4 percent from 20.0 percent the prior year. Interest expense of $9.1 million in fiscal
1996 was $1.2 million higher than the prior year due to the long-term financing completed in fiscal 1996. The effective tax rate was 38.5 percent in fiscal 1996, unchanged from the preceding year.

Analysis of Fiscal 1995 Operations Compared to 1994

Combined sales and textile service revenues were $472.8 million in fiscal
1995, an increase of $45.7 million or 10.7 percent over the prior year. The increase would have been 2.3 percent excluding acquisitions made in fiscal
1995 and the prior year. For the Textile Services segment, revenues rose by $29.2 million or 13.6 percent, with most of the increase resulting from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $3.6 million or 2.1 percent greater than the prior year, again with most of the increase being the result of acquisitions. Sales of Life Retail Stores in fiscal 1995 rose $12.1 million or 21.4 percent due to acquisitions and an excellent 8.6 percent same-store sales increase.
     The gross profit percent to combined sales and textile service revenues in fiscal 1995 was 26.8 percent, down slightly from 27.2 percent in the prior year. Gross margins in the Textile Services segment were down due to continuing margin pressures in the health care market. In the Manufacturing and Marketing segment, gross margins were down largely because of a change in sales mix to lower margin products principally for the fast food industry. Margins of Life Retail Stores increased slightly due to lower discounts.
     Selling, general and administrative expenses remained under good control as they increased 8.5 percent in fiscal 1995 but as a percentage of combined sales and textile service revenues dropped to 20.0 percent from 20.4 percent in the prior year. Interest expense increased to $7.9 million versus $7.4 million last year as a result of higher debt levels and higher interest rates. The effective tax rate in fiscal 1995 was 38.5 percent, slightly higher than an effective tax rate of 38.3 percent in the preceding year.

18  Angelica Corporation and Subsidiaries

Consolidated Statements of Income

- ------------------------------------------------------------------------------------------------------
For Years Ended                                              January 27,    January 28,    January 29,
(Dollars in thousands, except per share amounts)                    1996           1995           1994
- ------------------------------------------------------------------------------------------------------
Textile service revenues                                        $254,893       $244,496       $215,248
Net sales                                                        232,121        228,336        211,880
- ------------------------------------------------------------------------------------------------------
                                                                 487,014        472,832        427,128
- ------------------------------------------------------------------------------------------------------
Cost of textile services                                         205,486        193,219        167,883
Cost of goods sold                                               154,054        152,790        143,046
- ------------------------------------------------------------------------------------------------------
                                                                 359,540        346,009        310,929
- ------------------------------------------------------------------------------------------------------
Gross profit                                                     127,474        126,823        116,199
Selling, general and administrative expenses                      99,481         94,585         87,180
Restructuring charge                                              14,145             --             --
- ------------------------------------------------------------------------------------------------------
Income from operations                                            13,848         32,238         29,019
Interest expense                                                  (9,104)        (7,906)        (7,444)
Other expense, net                                                (2,889)        (3,078)        (3,515)
- ------------------------------------------------------------------------------------------------------
Income before income taxes                                         1,855         21,254         18,060
Provision for income taxes                                           714          8,183          6,909
- ------------------------------------------------------------------------------------------------------
Net income                                                      $  1,141       $ 13,071       $ 11,151
======================================================================================================
Net income per share                                            $    .13       $   1.44       $   1.23
======================================================================================================
The accompanying notes are an integral part of the financial statements.


                                      Angelica Corporation and Subsidiaries  19

Consolidated Balance Sheets

- -----------------------------------------------------------------------------------------
                                                               January 27,    January 28,
(Dollars in thousands)                                                1996           1995
- -----------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and short-term investments                                 $ 11,029       $  2,211
  Receivables, less reserves of $2,687 and $2,699                   67,164         69,071
  Inventories                                                      104,057        105,827
  Linens in service                                                 40,295         37,609
  Prepaid expenses                                                   4,036          5,199
- -----------------------------------------------------------------------------------------
Total Current Assets                                               226,581        219,917
- -----------------------------------------------------------------------------------------
Property and Equipment:
  Land                                                               4,973          5,584
  Buildings and leasehold improvements                              64,513         67,292
  Machinery and equipment                                          122,672        128,154
  Capitalized leased property                                        1,849          1,849
- -----------------------------------------------------------------------------------------
                                                                   194,007        202,879
Less--reserve for depreciation                                     103,213        105,229
- -----------------------------------------------------------------------------------------
                                                                    90,794         97,650
- -----------------------------------------------------------------------------------------
Other:
  Goodwill                                                           8,384          7,261
  Other acquired assets                                              9,714         13,252
  Cash surrender value of life insurance                            12,595         10,917
  Miscellaneous                                                      5,159          4,551
- -----------------------------------------------------------------------------------------
                                                                    35,852         35,981
- -----------------------------------------------------------------------------------------
Total Assets                                                      $353,227       $353,548
=========================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term debt                                                 $     --       $ 21,100
  Current maturities of long-term debt                               2,681          2,568
  Accounts payable                                                  17,238         20,043
  Accrued wages and other compensation                               7,772          7,920
  Other accrued liabilities                                         17,530         12,269
  Income taxes                                                         317          5,283
- -----------------------------------------------------------------------------------------
Total Current Liabilities                                           45,538         69,183
- -----------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                            100,103         69,683
- -----------------------------------------------------------------------------------------
Other:
  Deferred compensation and other payments                          14,643         14,546
  Deferred income taxes                                              3,413          3,476
- -----------------------------------------------------------------------------------------
                                                                    18,056         18,022
- -----------------------------------------------------------------------------------------
Shareholders' Equity:
  Preferred Stock                                                       --             --
  Common Stock, $1 par value, authorized 20,000,000
    shares, issued: 9,471,538 and 9,470,538 shares                   9,472          9,471
  Capital surplus                                                    4,196          4,179
  Retained earnings                                                187,328        194,849
  Translation adjustment                                            (2,439)        (2,290)
  Common Stock in treasury, at cost:
    330,030 and 351,626 shares                                      (9,027)        (9,549)
- -----------------------------------------------------------------------------------------
                                                                   189,530        196,660
- -----------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                        $353,227       $353,548
=========================================================================================
The accompanying notes are an integral part of the financial statements.

20  Angelica Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

- ------------------------------------------------------------------------------------------------------
For Years Ended                                              January 27,    January 28,    January 29,
(Dollars in thousands)                                              1996           1995           1994
- ------------------------------------------------------------------------------------------------------
Preferred Stock
Balance beginning of year                                       $     --       $     --       $     --
   Changes during year                                                --             --             --
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $     --       $     --       $     --
- ------------------------------------------------------------------------------------------------------

Common Stock ($1 par value)
Balance beginning of year                                       $  9,471       $  9,448       $  9,444
   Exercise of stock options                                           1             23              4
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $  9,472       $  9,471       $  9,448
- ------------------------------------------------------------------------------------------------------

Capital Surplus
Balance beginning of year                                       $  4,179       $  3,672       $  3,606
   Exercise of stock options                                          30            507             66
   Redemption of preferred stock                                     (13)            --             --
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $  4,196       $  4,179       $  3,672
- ------------------------------------------------------------------------------------------------------

Retained Earnings
Balance beginning of year                                       $194,849       $190,301       $187,507
   Net income                                                      1,141         13,071         11,151
   Cash dividends                                                 (8,683)        (8,557)        (8,443)
   Exercise of stock options/stock awards                             21             34             86
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $187,328       $194,849       $190,301
- ------------------------------------------------------------------------------------------------------

Translation Adjustment
Balance beginning of year                                       $ (2,290)      $ (1,658)      $ (1,212)
   Change in cumulative adjustment                                  (149)          (632)          (446)
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $ (2,439)      $ (2,290)      $ (1,658)
- ------------------------------------------------------------------------------------------------------

Common Stock in Treasury, at cost
Balance beginning of year                                       $ (9,549)      $ (9,770)      $(10,136)
   Exercise of stock options/stock awards                            541            221            366
   Other changes during year                                         (19)            --             --
- ------------------------------------------------------------------------------------------------------
Balance end of year                                             $ (9,027)      $ (9,549)      $ (9,770)
- ------------------------------------------------------------------------------------------------------
Shareholders' Equity, end of year                               $189,530       $196,660       $191,993
======================================================================================================
The accompanying notes are an integral part of the financial statements.

                                      Angelica Corporation and Subsidiaries  21

Consolidated Statements of Cash Flows

- ------------------------------------------------------------------------------------------------------
For Years Ended                                              January 27,    January 28,    January 29,
(Dollars in thousands)                                              1996           1995           1994
- ------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                       $ 1,141        $13,071        $11,151
Non-cash items included in net income:
  Depreciation                                                    13,797         13,297         12,872
  Amortization of acquisition costs                                3,997          3,586          3,539
  Restructuring charge                                            14,145             --             --
Change in working capital components,
  net of businesses acquired:
    Receivables, net                                               4,232            312         (1,720)
    Inventories and linens in service                             (3,845)        (3,192)        (2,100)
    Prepaid expenses                                               1,294           (880)          (229)
    Accounts payable                                              (2,927)           483              8
    Compensation and other accruals                                2,488          2,713           (835)
    Income taxes payable                                          (4,966)          (247)           251
Cash surrender value of life insurance                            (1,678)        (1,508)        (1,561)
Other, net                                                          (619)           (37)          (317)
- ------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                    27,059         27,598         21,059
- ------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Expenditures for property and equipment, net                      (8,760)       (11,466)        (8,770)
Cost of businesses acquired                                      (10,643)       (16,165)        (8,628)
- ------------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                       (19,403)       (27,631)       (17,398)
- ------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt                          30,000             --             --
Proceeds from issuance of short-term debt                             --         11,200          9,900
Debt assumed in acquisition                                        3,131             --             --
Long-term and short-term debt repayments                         (23,698)        (2,572)        (5,920)
Dividends paid                                                    (8,683)        (8,557)        (8,443)
Other, net                                                           412            153             76
- ------------------------------------------------------------------------------------------------------
Net cash flow provided by (used in) financing activities           1,162            224         (4,387)
- ------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and short-term investments         8,818            191           (726)
Cash and short-term investments at beginning of year               2,211          2,020          2,746
- ------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                   $11,029        $ 2,211        $ 2,020
======================================================================================================
The accompanying notes are an integral part of the financial statements.

22  Angelica Corporation and Subsidiaries

Notes to Consolidated Financial Statements

- -------------------------------------------------------------------------------
1  Summary of Significant Accounting Policies

Nature of Operations
     The Company provides textile rental and laundry services principally to health care institutions and to a limited extent to hotels, casinos, motels and restaurants, in or near major metropolitan areas in the United States. The Company is a manufacturer and marketer of uniforms and business career apparel for a wide variety of institutions and businesses in the United States, Canada and the United Kingdom. The Company operates a nationwide chain of specialty retail stores primarily for nurses and other health care professionals.

Principles of Consolidation
     All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.
     Textile service revenues are recognized at the time the service is provided to the customer. Net sales are recognized at the time the merchandise is shipped to or picked up by the customer.
     Certain amounts in prior years have been reclassified to conform to current year presentation.

Use of Estimates
     These financial statements have been prepared on the accrual basis of accounting, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenues and expenses.

Foreign Currency Translation
     The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52. The cumulative effect of this method is reflected as a separate component of shareholders' equity.

Inventories
     Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.

Inventories were comprised of the following:

(Dollars in thousands)                               1996           1995
- ------------------------------------------------------------------------
Raw materials                                    $ 27,612       $ 26,222
Work in process                                     6,033          6,163
Finished goods                                     70,412         73,442
- ------------------------------------------------------------------------
                                                 $104,057       $105,827
========================================================================

Linens in Service
     Linens in service are stated at depreciated cost, not in excess of market.

Property and Equipment
     Property and equipment are stated at cost. Renewals and betterments are capitalized.
     Property and equipment are depreciated over their expected useful lives (buildings -- 15 to 40 years; machinery and equipment -- three to 10 years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over their useful lives or lease terms, as appropriate.

Income Taxes
     The Company accounts for income taxes in accordance with SFAS No. 109, which utilizes the liability method. Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

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


                                      Angelica Corporation and Subsidiaries  23

- -------------------------------------------------------------------------------
     Cash payments for income taxes were $5,615,000, $9,182,000 and $7,220,000 in 1996, 1995 and 1994, respectively; and in these periods interest payments were $8,644,000, $7,844,000 and $7,515,000, respectively.

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

(Dollars in thousands)                                 1996           1995           1994
- -----------------------------------------------------------------------------------------
Service cost (benefits earned
  during the year)                                  $   536        $   615        $   581
Interest cost on projected
  benefit obligation                                  1,034            981            921
(Increase) decrease in value
  of assets                                          (3,089)           235         (1,526)
Net amortization
  and deferrals                                       2,106         (1,010)           854
- -----------------------------------------------------------------------------------------
Net pension expense                                 $   587        $   821        $   830
=========================================================================================

     The funded status of the plan and the net pension liability at January 1, 1996 and January 1, 1995 were as follows:

                                               January 1,     January 1,
(Dollars in thousands)                               1996           1995
- ------------------------------------------------------------------------
Actuarial present value of
  benefit obligation:
    Vested benefits                              $(13,628)      $(11,595)
    Nonvested benefits                               (113)           (98)
- ------------------------------------------------------------------------
Accumulated benefit obligation                    (13,741)       (11,693)
Effect of projected future
  compensation levels                              (1,716)        (1,484)
- ------------------------------------------------------------------------
Projected benefit obligation                      (15,457)       (13,177)
Plan assets at fair value, primarily listed
  stocks and Government securities                 15,699         12,738
- ------------------------------------------------------------------------
Plan assets more than (less than)
  projected benefit obligation                        242           (439)
Unrecognized obligation at transition               1,318          1,452
Unrecognized net gains                             (2,886)        (2,475)
Unrecognized prior service cost                       250            270
- ------------------------------------------------------------------------
Net pension liability                            $ (1,076)      $ (1,192)
========================================================================

     In determining the projected benefit obligation, the following actuarial assumptions were used:

                                                    1996           1995
- -----------------------------------------------------------------------
Discount rate                                        7.0%           8.1%
Compensation increase rate                           6.0%           7.0%
Long-term rate of return                             8.5%           8.0%
- -----------------------------------------------------------------------

     The Company does not provide retirees with post-retirement benefits other than pensions.

3  Short-Term and Long-Term Debt

The following table summarizes information with respect to short-term debt for 1996 and 1995:

(Dollars in thousands)                               1996           1995
- ------------------------------------------------------------------------
Average amount of short-term debt
  during the year                                  $4,392        $16,708
Weighted average interest rate:
During the year                                      5.32%          4.66%
At year end                                            --           5.64%
- ------------------------------------------------------------------------

     Long-term debt consisted of the following:

(Dollars in thousands)                                 1996           1995
- --------------------------------------------------------------------------
10.2% notes to insurance company, due
  annually to 2004                                 $ 41,375        $43,375
9.15% notes to insurance
  companies, due 2001                                25,000         25,000
8.225% notes to insurance
  companies, due 2006                                30,000             --
6.84% note to bank, due
  quarterly to 2010                                   3,100             --
76% of prime rate industrial
  development revenue bond,
  due quarterly to 2000                               2,138          2,587
7.375% note, due monthly to 2004                        305            327
5% and 6% industrial development
  bonds, due 2004 and 2005, respectively                372            444
7.4% to 8.8% life insurance policy loans                337            337
Capital lease obligations                               157            181
- --------------------------------------------------------------------------
                                                    102,784         72,251
Less--current maturities                              2,681          2,568
- --------------------------------------------------------------------------
                                                   $100,103        $69,683
==========================================================================

     The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated tangible net worth, as defined. As of January 27, 1996, the balance was $181,050,000.

24  Angelica Corporation and Subsidiaries

- -------------------------------------------------------------------------------
     Aggregate maturities of long-term debt for each of the four years subsequent to January 25, 1997, are $2,689,000, $2,686,000, $5,224,000 and
$2,415,000, respectively.
     Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 27, 1996 and January 28, 1995 was approximately $119,550,000 and $78,520,000, respectively.

4  Income Taxes

The provision for income taxes consisted of the following:

(Dollars in thousands)                               1996           1995           1994
- ---------------------------------------------------------------------------------------
Current:
   Federal                                        $ 4,045       $  6,134       $  6,516
   State                                              155          1,023          1,032
   Foreign                                           (322)           200           (230)
Deferred                                           (3,164)           826           (409)
- ---------------------------------------------------------------------------------------
                                                  $   714       $  8,183       $  6,909
=======================================================================================

     Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                     1996           1995           1994
- ---------------------------------------------------------------------------------------
Statutory rate                                       35.0%          35.0%          35.0%
State tax, net of
  Federal benefit                                     3.4            3.5            3.6
Other, net                                             .1             --            (.3)
- ---------------------------------------------------------------------------------------
                                                     38.5%          38.5%          38.3%
=======================================================================================

     The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                                January 27,    January 28,
(Dollars in thousands)                                 1996           1995
- --------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                            $  5,178       $  4,448
  Insurance reserves not
    yet deductible                                    4,060          2,549
  Customer contracts                                  3,222          3,252
  Other                                               4,062          3,542
- --------------------------------------------------------------------------
                                                     16,522         13,791
- --------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                       (9,507)       (11,130)
  Linen amortization                                (11,807)       (10,267)
  Other                                                (622)          (972)
- --------------------------------------------------------------------------
                                                    (21,936)       (22,369)
- --------------------------------------------------------------------------
Net deferred tax liabilities                       $ (5,414)      $ (8,578)
==========================================================================

     Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $8,565,000. The unrecognized deferred tax liability related to these temporary differences was $663,000.

5  Preferred Stock

The Company has two classes of authorized Preferred Stock: Class A, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 27, 1996 no shares of Class A or Class B were outstanding. At January 28, 1995, 128 shares of Class A, Series 1, $1 stated value per share and no shares of Class B were outstanding.

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

7  Stock Options

The Company has various stock option and stock bonus plans which provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards.
Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for options to be granted at an option price below fair market value. Options are exercisable not less than six months

                                      Angelica Corporation and Subsidiaries  25

- -------------------------------------------------------------------------------
and not more than 10 years after the date of grant. Changes in the status of options under the various plans are summarized below:

                                                Price Range       Optioned  Available for
                                                  Per Share         Shares   Option/Grant
- -----------------------------------------------------------------------------------------
Outstanding at
  January 28, 1995                        $22.8125 - $37.50        399,331        524,425
Available for
  option/grant under
  1994 Non-Employee
  Directors Stock
  Plan                                                   --             --        225,000
Granted                                   $25.3125 - $25.50        110,537       (110,537)
Exercised                                 $22.8125 - $23.77         (8,287)            --
Lapsed/Cancelled                          $22.8125 - $37.50        (13,456)         9,200
- -----------------------------------------------------------------------------------------
Outstanding at
  January 27, 1996                        $22.8125 - $37.50        488,125        648,088
=========================================================================================

8  Commitments and Contingencies

Future minimum payments by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more, consisted of the following at January 27, 1996:

                                                  Capital      Operating
(Dollars in thousands)                             Leases         Leases
- ------------------------------------------------------------------------
1997                                                 $ 49        $ 8,327
1998                                                   49          7,326
1999                                                   36          5,966
2000                                                   26          4,787
2001                                                   20          3,809
Later years                                           103         13,762
- ------------------------------------------------------------------------
Total minimum lease payments                          283        $43,977
- ------------------------------------------------------------------------
Amount representing interest                          126
- ------------------------------------------------------------------------
Present value of net minimum lease payments          $157
========================================================================

     Rental expense for all operating leases consisted of:

(Dollars in thousands)                               1996           1995           1994
- ---------------------------------------------------------------------------------------
Minimum rentals                                   $16,415        $14,585        $13,054
Contingent rentals                                    345            341            256
- ---------------------------------------------------------------------------------------
                                                  $16,760        $14,926        $13,310
=======================================================================================

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

9  Restructuring Charge

During the fourth quarter of fiscal 1996, the Company recorded a restructuring charge of $14,145,000 ($8,700,000 after-tax or $.95 per share). The restructuring charge relates primarily to the consolidation and closing of certain Textile Services plants, the reduction of selected product lines in the Manufacturing and Marketing segment and the sale or contraction of certain Canadian operations. These costs include (i) writedowns to the carrying values of plants to be closed, idle facilities and other assets, (ii) related inventory adjustments and (iii) the accrual of severance costs associated with the elimination of approximately 450 positions.
     The restructuring charge was composed of $2,566,000 in cash expenditures and $11,579,000 in reduction of asset carrying values. As of January 27, 1996, $11,710,000 had been charged to the restructuring reserve and the remaining reserve of $2,435,000 is expected to be essentially utilized during fiscal 1997.

26  Angelica Corporation and Subsidiaries

- -------------------------------------------------------------------------------
10  Business Segment Information

The Company operates principally in three industry segments: Textile Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                               1996           1995           1994           1993           1992
- ---------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                 $254,893       $244,496       $215,248       $218,466       $230,302
Manufacturing and marketing                       180,845        178,584        174,985        178,041        177,366
Retail sales                                       71,803         68,876         56,732         54,575         49,946
Intersegment sales                                (20,527)       (19,124)       (19,837)       (20,285)       (23,143)
- ---------------------------------------------------------------------------------------------------------------------
                                                 $487,014       $472,832       $427,128       $430,797       $434,471
=====================================================================================================================
Earnings
Textile services                                 $ 17,069       $ 20,153       $ 19,011       $ 19,567       $ 28,272
Manufacturing and marketing                         5,728          7,003          6,962         10,150         16,388
Retail sales                                        6,706          6,270          4,125          4,051          3,470
Restructuring charge                              (14,145)            --             --             --             --
Interest, corporate expenses and other, net       (13,367)       (12,447)       (12,183)       (11,719)       (11,561)
Eliminations                                         (136)           275            145            204            (51)
- ---------------------------------------------------------------------------------------------------------------------
                                                 $  1,855       $ 21,254       $ 18,060      $  22,253      $  36,518
=====================================================================================================================
Assets (as of year end)
Textile services                                 $164,390       $165,499       $149,909       $144,726       $154,318
Manufacturing and marketing                       146,340        153,192        152,780        153,432        149,866
Retail sales                                       26,182         26,120         20,498         18,633         18,153
Corporate                                          16,315          8,737          9,674          9,866         12,836
- ---------------------------------------------------------------------------------------------------------------------
                                                 $353,227       $353,548       $332,861       $326,657       $335,173
=====================================================================================================================
Depreciation
Textile services                                 $  8,215       $  8,032       $  7,833       $  7,676       $  7,059
Manufacturing and marketing                         4,052          3,775          3,751          3,645          3,527
Retail sales                                        1,442          1,390          1,210          1,200          1,105
Corporate                                              88            100             78             57             52
- ---------------------------------------------------------------------------------------------------------------------
                                                 $ 13,797       $ 13,297       $ 12,872       $ 12,578       $ 11,743
=====================================================================================================================
Capital additions, net
Textile services                                 $  4,664       $  6,454       $  5,055       $  7,800       $  9,891
Manufacturing and marketing                         2,921          3,587          2,475          1,517          1,603
Retail sales                                        1,118          1,280            940            554          1,535
Corporate                                              57            145            300             28            130
- ---------------------------------------------------------------------------------------------------------------------
                                                 $  8,760       $ 11,466       $  8,770       $  9,899       $ 13,159
=====================================================================================================================

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

                                      Angelica Corporation and Subsidiaries  27

- -------------------------------------------------------------------------------
11  Unaudited Quarterly Financial Data

Quarterly results for 1996 and 1995 are shown below:

Fiscal 1996 Quarter Ended
(Dollars in thousands, except per share amounts) April 29        July 29     October 28     January 27
- ------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                 $ 64,904       $ 63,513       $ 63,525      $  62,951
Manufacturing and marketing                        47,102         45,890         46,114         41,739
Retail sales                                       16,883         17,339         19,542         18,039
Intersegment sales                                 (5,062)        (4,882)        (5,586)        (4,997)
- ------------------------------------------------------------------------------------------------------
                                                  123,827        121,860        123,595        117,732
- ------------------------------------------------------------------------------------------------------
Gross profit
Textile services                                   13,702         12,149         11,641         11,915
Manufacturing and marketing                        10,379         10,169          9,995          8,398
Retail sales                                        9,214          9,311         10,799          9,802
- ------------------------------------------------------------------------------------------------------
                                                   33,295         31,629         32,435         30,115
- ------------------------------------------------------------------------------------------------------
Restructuring charge                                   --             --             --        (14,145)
- ------------------------------------------------------------------------------------------------------
Net income (loss)                                $  3,438       $  2,646       $  2,834      $  (7,777)
======================================================================================================
Net income (loss) per share                      $    .38       $    .29       $    .31      $    (.85)
======================================================================================================

Fiscal 1995 Quarter Ended
(Dollars in thousands, except per share amounts) April 30        July 30     October 29     January 28
- ------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                 $ 61,041       $ 59,515       $ 61,056       $ 62,884
Manufacturing and marketing                        44,940         46,685         45,133         41,826
Retail sales                                       16,255         16,174         18,958         17,489
Intersegment sales                                 (5,181)        (4,182)        (5,051)        (4,710)
- ------------------------------------------------------------------------------------------------------
                                                  117,055        118,192        120,096        117,489
- ------------------------------------------------------------------------------------------------------
Gross profit
Textile services                                   13,829         12,058         13,103         12,287
Manufacturing and marketing                         9,302         10,365          8,897          9,576
Retail sales                                        8,745          8,642         10,318          9,701
- ------------------------------------------------------------------------------------------------------
                                                   31,876         31,065         32,318         31,564
- ------------------------------------------------------------------------------------------------------
Net income                                       $  3,145       $  3,184       $  4,204       $  2,538
======================================================================================================
Net income per share                             $    .35       $    .35       $    .46       $    .28
======================================================================================================

28  Angelica Corporation and Subsidiaries

Report of Independent Public Accountants

- -------------------------------------------------------------------------------
To Angelica Corporation:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 27, 1996 and January 28, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 27, 1996. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 27, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of three years in the period ended January 27, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

St. Louis, Missouri
March 12, 1996

Common Stock Data

- -------------------------------------------------------------------------------
The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 1996 and fiscal 1995 were as follows:

Quarter                                            1st            2nd            3rd            4th
- -------------------------------------------------------------------------------------------------------
Fiscal 1996
High                                              $ 27 1/2       $ 26 1/4       $ 25 3/8       $ 24 3/8
Low                                                 24 3/8         24 5/8         21 7/8         19 3/8
Dividend                                          $.235          $.235          $.240          $.240
- -------------------------------------------------------------------------------------------------------
Fiscal 1995
High                                              $ 28 1/8       $ 27           $ 28           $ 27 5/8
Low                                                 24 1/2         24 5/8         25 5/8         25
Dividend                                          $.235          $.235          $.235          $.235
- -------------------------------------------------------------------------------------------------------

                                      Angelica Corporation and Subsidiaries  29

Financial Summary--11 Years

- -----------------------------------------------------------------------------------------------------------------------------
For Years Ended
(Dollars in thousands,                 January 27,    January 28,    January 29,    January 30,    February 1,    January 26,
except per share amounts)                     1996           1995           1994           1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------------------
Operations
Combined sales and textile service
  revenues                                $487,014       $472,832       $427,128       $430,797       $434,471       $413,635
Gross profit                               127,474        126,823        116,199        117,297        128,015        122,737
Operating expenses and other, net,
  excluding interest expense               102,370         97,663         90,695         87,524         84,505         80,553
Restructuring charge                        14,145<Fa>         --             --             --             --             --
Interest expense                             9,104          7,906          7,444          7,520          6,992          6,274
Income before income taxes and
  cumulative effect of accounting
  change                                     1,855         21,254         18,060         22,253         36,518         35,910
Provision for income taxes                     714          8,183          6,909          8,450         13,848         13,814
Income before cumulative effect of
  accounting change                          1,141         13,071         11,151         13,803         22,670         22,096
Cumulative effect of accounting change          --             --             --          1,984<Fb>         --             --
Net income                                $  1,141       $ 13,071       $ 11,151       $ 15,787       $ 22,670       $ 22,096
- -----------------------------------------------------------------------------------------------------------------------------
Per Share Data
Net income                                $    .13<Fa>   $   1.44       $   1.23       $   1.71<Fb>   $   2.43       $   2.37
Cash dividends paid                            .95            .94            .93            .92            .89            .84
Common shareholders' equity               $  20.73       $  21.57       $  21.13       $  20.88       $  20.43       $  18.92
- -----------------------------------------------------------------------------------------------------------------------------
Ratios
Current ratio (current assets to
  current liabilities)                    5.0 to 1       3.2 to 1       4.0 to 1       4.7 to 1       4.2 to 1       2.9 to 1
Percent long-term debt to long-term
  debt and equity                             34.6%          26.2%          27.3%          29.2%          29.7%          24.8%
Gross profit margin                           26.2%          26.8%          27.2%          27.2%          29.5%          29.7%
Pretax profit margin                            .4%           4.5%           4.2%           5.2%           8.4%           8.7%
Effective tax rate                            38.5%          38.5%          38.3%          38.0%          37.9%          38.5%
Net income margin                               .2%           2.8%           2.6%           3.7%           5.2%           5.3%
Return on average shareholders' equity          .4%           6.7%           5.8%           8.2%          12.3%          13.0%
Return on average total assets                  .3%           3.8%           3.4%           4.8%           7.0%           7.4%
- -----------------------------------------------------------------------------------------------------------------------------
Other Selected Data
Working capital                           $181,043       $150,734       $157,188       $161,129       $160,379       $134,964
Additions to property and equipment,
  net                                        8,760         11,466          8,770          9,899         13,159         13,537
Depreciation expense                        13,797         13,297         12,872         12,578         11,743         10,313
Long-term debt, less current maturities    100,103         69,683         72,255         78,175         80,506         57,782
Total assets                              $353,227       $353,548       $332,861       $326,657       $335,173       $316,439
Average number of shares of Common Stock
  outstanding                            9,139,961      9,107,262      9,089,365      9,217,199      9,344,748      9,329,503
Approximate number of employees              9,700          9,800          9,500          9,000          9,100          9,300
- -----------------------------------------------------------------------------------------------------------------------------

<Fa> Restructuring charge taken in fourth quarter of fiscal 1996. Effect on net income per share is a reduction of $.95.
<Fb> Includes cumulative effect to February 1, 1992 of implementing Statement of Financial Accounting Standards No. 109,
     "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

30  Angelica Corporation and Subsidiaries



- --------------------------------------------------------------------------------------------------------------
For Years Ended
(Dollars in thousands,                 January 27,    January 28,    January 30,    January 31,    January 25,
except per share amounts)                     1990           1989           1988           1987           1986
- --------------------------------------------------------------------------------------------------------------
Operations
Combined sales and textile service
  revenues                                $368,752       $328,134       $306,669       $291,704       $269,099
Gross profit                               108,150         92,629         91,648         88,956         80,866
Operating expenses and other, net,
  excluding interest expense                71,837         62,784         59,552         54,540         46,033
Restructuring charge                            --             --             --             --             --
Interest expense                             5,077          2,783          1,860          2,360          2,458
Income before income taxes and
  cumulative effect of accounting
  change                                    31,236         27,062         30,236         32,056         32,375
Provision for income taxes                  12,022         10,420         13,001         15,355         15,216
Income before cumulative effect of
  accounting change                         19,214         16,642         17,235         16,701         17,159
Cumulative effect of accounting change          --             --             --             --             --
Net income                                $ 19,214       $ 16,642       $ 17,235       $ 16,701       $ 17,159
- --------------------------------------------------------------------------------------------------------------
Per Share Data
Net income                                $   2.06       $   1.79       $   1.85       $   1.79       $   1.84
Cash dividends paid                            .77            .73            .70            .61            .59
Common shareholders' equity               $  17.36       $  16.09       $  14.95       $  13.78       $  12.56
- --------------------------------------------------------------------------------------------------------------
Ratios
Current ratio (current assets to
  current liabilities)                    3.4 to 1       3.0 to 1       3.1 to 1       4.3 to 1       4.1 to 1
Percent long-term debt to long-term
  debt and equity                             23.9%          11.3%          13.5%          16.4%          18.6%
Gross profit margin                           29.3%          28.2%          29.9%          30.5%          30.1%
Pretax profit margin                           8.5%           8.3%           9.9%          11.0%          12.0%
Effective tax rate                            38.5%          38.5%          43.0%          47.9%          47.0%
Net income margin                              5.2%           5.1%           5.6%           5.7%           6.4%
Return on average shareholders' equity        12.3%          11.5%          12.8%          13.5%          15.3%
Return on average total assets                 7.5%           7.4%           8.4%           8.8%           9.9%
- ---------------------------------------------------------------------------------------------------------------
Other Selected Data
Working capital                           $130,072       $104,218       $ 95,239       $101,119       $ 94,771
Additions to property and equipment,
  net                                       12,922          6,312         16,835          9,880         10,310
Depreciation expense                         9,360          8,513          7,617          7,104          5,901
Long-term debt, less current maturities     50,588         19,013         21,588         25,236         26,756
Total assets                              $279,168       $232,883       $216,441       $194,958       $183,317
Average number of shares of Common Stock
  outstanding                            9,327,025      9,299,105      9,335,418      9,341,814      9,337,558
Approximate number of employees              8,400          7,800          7,400          7,000          6,700
- --------------------------------------------------------------------------------------------------------------

<Fa> Restructuring charge taken in fourth quarter of fiscal 1996. Effect on net income per share is a reduction of $.95.
<Fb> Includes cumulative effect to February 1, 1992 of implementing Statement of Financial Accounting Standards No. 109,
     "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

                                      Angelica Corporation and Subsidiaries  31