Form 10-K405, Exhibit 13
period 1997-01-25
ANGELICA CORP /NEW/
filed 1997-04-22
CIK 6571

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    17
------------------------------------------------------------------------------

Financial Review


------------------------------------------------------------------------------
Financial Condition

      The Company's financial condition at the end of fiscal 1997 continued to be very strong. New short-term debt at year end caused working capital of $163.0 million and a current ratio of 3.3 to 1 to be moderately lower than working capital of $181.0 and a current ratio of 5.0 to 1 at the end of the prior year, but all of these financial measures reflected strength. Current assets increased $5.8 million during the year, with the largest changes being increases of $7.4 million in inventories and $7.2 million in linens in service, due in part to acquisitions. These increases were offset by an $8.9 million decrease in cash and short-term investments. Receivables were down slightly in the year, and receivable days outstanding decreased to 61 versus 63 at the end of last year. Current liabilities increased $23.9 million from last year end, $15.4 million of which represented the new short-term debt.
      Long-term debt decreased $2.7 million in fiscal 1997 as a result of normal sinking fund payments. The ratio of long-term debt to total long-term debt and equity was 34.0 percent at year end compared with 34.6 percent last year. Had the short-term debt at year end been treated as long term for purposes of this ratio, it still would have been a modest 37.3 percent.
      Cash flow from operating activities was $17.4 million in fiscal 1997, down from $27.1 million in the prior year due to lower net income when compared with last year's net income plus last year's restructuring charge. Cash used in investing activities increased to $30.8 million compared with $19.4 million a year ago. Included in investing activities, capital expenditures increased to $23.6 million from $8.8 million (caused by expenditures on three new laundry facilities to replace existing facilities), and acquisition expenditures decreased to $7.2 million from $10.6 million in the prior year. Cash flow provided by financing activities was a net $4.4 million this year, with $15.4 million in new short-term financing being offset by long-term debt repayments and $8.8 million of dividends paid.
      No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

Analysis of Fiscal 1997 Operations Compared to 1996

      Combined sales and textile service revenues were $489.2 million in fiscal 1997, an increase of $2.2 million over the prior year. Excluding acquisitions, there would have been a decline of 2.9 percent. For the Textile Services segment, revenues increased by $6.5 million or 2.5 percent, with all the increase resulting from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $4.2 million or 2.3 percent lower than the prior year. Without the effect of acquisitions, sales would have been 4.0 percent lower than the prior year. Sales of Life Retail Stores rose $6.1 million or 8.4 percent in fiscal 1997 due to acquisitions and a 4.0 percent same-store sales increase.
      The gross profit percent to combined sales and textile service revenues in fiscal 1997 was 25.6 percent, down from 26.2 percent in the prior year. Gross margins in the Textile Services segment were down due to continued margin pressures in the health care markets and significantly increased linen amortization expense, which has been adversely affected by health care customers resisting the industry practice of paying for lost and misused linens. The inability to collect loss charges increases linen amortization expense and reduces gross margin. Margins of the Manufacturing and Marketing segment rose slightly, primarily the result of a change in sales mix, and margins of Life Retail Stores remained approximately the same as the prior year.
      Selling, general and administrative expenses in fiscal 1997 were only $0.7 million or 0.7 percent higher than the prior year and remained the same percent to combined sales and textile services revenues. Interest expense of

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 18    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------




------------------------------------------------------------------------------
$9.6 million in fiscal 1997 compared with $9.1 million in the prior year, reflecting the new short-term financing. The effective tax rate in fiscal
1997 was 38.0 percent, slightly lower than an effective tax rate of 38.5 percent in the preceding year.

Analysis of Fiscal 1996 Operations Compared to 1995

      In fiscal 1996, combined sales and textile service revenues of $487.0 million were $14.2 million or 3.0 percent higher than last year. Excluding acquisitions, there would have been a decline of 1.6 percent. In the Textile Services segment, revenues were up $10.4 million or 4.3 percent, with all of this increase coming from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $2.3 million or 1.3 percent higher than the prior year. Without the effect of acquisitions, sales would have been 3.7 percent lower than the prior year. Increased sales volume in the United States and in the United Kingdom offset a small sales decline in Canada. Life Retail Stores sales rose $2.9 million or
4.3 percent due to acquisitions and a 2.9 percent same-store sales increase. The gross profit percent to combined sales and rental service revenues was 26.2 percent in fiscal 1996, down slightly from 26.8 percent in the prior year. In the Textile Services segment, margins were lower than the prior year due to continued pressure on margins in the health care market, plus the loss of a large non-health care customer at the Las Vegas plant and the inability to lower costs there sufficiently to compensate for the lost revenue. Margins of the Manufacturing and Marketing segment were up slightly versus last year, primarily the result of a change in sales mix.
      Selling, general and administrative expenses in fiscal 1996 were $4.9 million or 5.2 percent higher than the prior year and increased slightly as a percentage of combined sales and rental service revenues to 20.4 percent from
20.0 percent the prior year. Interest expense of $9.1 million in fiscal 1996 was $1.2 million higher than the prior year due to the long-term financing completed in fiscal 1996. The effective tax rate was 38.5 percent in fiscal 1996, unchanged from the preceding year.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    19
------------------------------------------------------------------------------

Consolidated Statements of Income


--------------------------------------------------------------------------------------------------------------
For Years Ended                                              January 25,       January 27,       January 28,
(Dollars in thousands, except per share amounts)                    1997              1996              1995
 ............................................................................................................
Textile service revenues                                        $261,349          $254,893          $244,496
Net sales                                                        227,870           232,121           228,336
 ............................................................................................................
Combined sales and textile service revenues                      489,219           487,014           472,832
 ............................................................................................................
Cost of textile services                                         215,809           205,486           193,219
Cost of goods sold                                               148,127           154,054           152,790
 ............................................................................................................
                                                                 363,936           359,540           346,009
 ............................................................................................................
Gross profit                                                     125,283           127,474           126,823
Selling, general and administrative expenses                     100,216            99,481            94,585
Restructuring charge                                                  --            14,145                --
 ............................................................................................................
Income from operations                                            25,067            13,848            32,238
Interest expense                                                  (9,588)           (9,104)           (7,906)
Other expense, net                                                (2,541)           (2,889)           (3,078)
 ............................................................................................................
Income before income taxes                                        12,938             1,855            21,254
Provision for income taxes                                         4,916               714             8,183
 ............................................................................................................
Net income                                                      $  8,022          $  1,141          $ 13,071
============================================================================================================
Net income per share                                            $    .88          $    .13          $   1.44
============================================================================================================

The accompanying notes are an integral part of the financial statements.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 20    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

Consolidated Balance Sheets


--------------------------------------------------------------------------------------------------------------
                                                                         January 25,             January 27,
(Dollars in thousands)                                                          1997                    1996
------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and short-term investments                                          $  2,122                $ 11,029
   Receivables, less reserves of $2,645 and $2,687                            66,632                  67,164
   Inventories                                                               111,456                 104,057
   Linens in service                                                          47,544                  40,295
   Prepaid expenses                                                            4,658                   4,036
 ............................................................................................................
Total Current Assets                                                         232,412                 226,581
 ............................................................................................................
Property and Equipment:
   Land                                                                        5,149                   4,973
   Buildings and leasehold improvements                                       75,466                  64,513
   Machinery and equipment                                                   134,429                 122,672
   Capitalized leased property                                                 1,849                   1,849
 ............................................................................................................
                                                                             216,893                 194,007
Less--reserve for depreciation                                               114,063                 103,213
 ............................................................................................................
                                                                             102,830                  90,794
 ............................................................................................................
Other:
   Goodwill                                                                    7,951                   8,384
   Other acquired assets                                                       8,814                   9,714
   Cash surrender value of life insurance                                     14,455                  12,595
   Miscellaneous                                                               7,642                   5,159
 ............................................................................................................
                                                                              38,862                  35,852
 ............................................................................................................
Total Assets                                                                $374,104                $353,227
============================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
   Short-term debt                                                          $ 15,400                $     --
   Current maturities of long-term debt                                        2,689                   2,681
   Accounts payable                                                           21,551                  17,238
   Accrued wages and other compensation                                        8,444                   7,772
   Other accrued liabilities                                                  19,893                  17,530
   Income taxes                                                                1,420                     317
 ............................................................................................................
Total Current Liabilities                                                     69,397                  45,538
 ............................................................................................................
Long-Term Debt, less current maturities                                       97,417                 100,103
 ............................................................................................................
Other:
   Deferred compensation and other payments                                   14,137                  14,643
   Deferred income taxes                                                       3,912                   3,413
 ............................................................................................................
                                                                              18,049                  18,056
 ............................................................................................................
Shareholders' Equity:
   Common Stock, $1 par value, authorized 20,000,000 shares, issued:
     9,471,538 shares                                                          9,472                   9,472
   Capital surplus                                                             4,196                   4,196
   Retained earnings                                                         186,438                 187,328
   Translation adjustment                                                     (1,763)                 (2,439)
   Common Stock in treasury, at cost: 340,699 and 330,030 shares              (9,102)                 (9,027)
 ............................................................................................................
                                                                             189,241                 189,530
 ............................................................................................................
Total Liabilities and Shareholders' Equity                                  $374,104                $353,227
============================================================================================================

The accompanying notes are an integral part of the financial statements.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    21
------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity


--------------------------------------------------------------------------------------------------------------
For Years Ended                                              January 25,       January 27,       January 28,
(Dollars in thousands)                                              1997              1996              1995
------------------------------------------------------------------------------------------------------------
Common Stock ($1 par value)
   Balance beginning of year                                    $  9,472          $  9,471          $  9,448
    Exercise of stock options                                         --                 1                23
 ............................................................................................................
   Balance end of year                                          $  9,472          $  9,472          $  9,471
 ............................................................................................................

Capital Surplus
   Balance beginning of year                                    $  4,196          $  4,179          $  3,672
    Exercise of stock options                                         --                30               507
    Redemption of preferred stock                                     --               (13)               --
 ............................................................................................................
   Balance end of year                                          $  4,196          $  4,196          $  4,179
 ............................................................................................................

Retained Earnings
   Balance beginning of year                                    $187,328          $194,849          $190,301
    Net income                                                     8,022             1,141            13,071
    Cash dividends                                                (8,780)           (8,683)           (8,557)
    Exercise of stock options/stock awards                          (132)               21                34
 ............................................................................................................
   Balance end of year                                          $186,438          $187,328          $194,849
 ............................................................................................................

Translation Adjustment
   Balance beginning of year                                    $ (2,439)         $ (2,290)         $ (1,658)
    Change in cumulative adjustment                                  676              (149)             (632)
 ............................................................................................................
   Balance end of year                                          $ (1,763)         $ (2,439)         $ (2,290)
 ............................................................................................................

Common Stock in Treasury, at cost
   Balance beginning of year                                    $ (9,027)         $ (9,549)         $ (9,770)
    Treasury stock purchased                                        (671)               --                --
    Exercise of stock options/stock awards                           631               541               221
    Other changes during year                                        (35)              (19)               --
 ............................................................................................................
   Balance end of year                                          $ (9,102)         $ (9,027)         $ (9,549)
 ............................................................................................................

Shareholders' Equity, end of year                               $189,241          $189,530          $196,660
============================================================================================================

The accompanying notes are an integral part of the financial statements.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 22    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

Consolidated Statements of Cash Flows


--------------------------------------------------------------------------------------------------------------
For Years Ended                                              January 25,       January 27,       January 28,
(Dollars in thousands)                                              1997              1996              1995
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                      $  8,022          $  1,141          $ 13,071
Non-cash items included in net income:
   Depreciation                                                   13,415            13,797            13,297
   Amortization of acquisition costs                               3,460             3,997             3,586
   Restructuring charge                                               --            14,145                --
Change in working capital components,
 net of businesses acquired:
   Receivables, net                                                  629             4,232               312
   Inventories and linens in service                             (11,326)           (3,845)           (3,192)
   Prepaid expenses                                                 (468)            1,294              (880)
   Accounts payable                                                4,305            (2,927)              483
   Compensation and other accruals                                 3,035             2,488             2,713
   Income taxes payable                                            1,103            (4,966)             (247)
Cash surrender value of life insurance                            (1,860)           (1,678)           (1,508)
Other, net                                                        (2,870)             (619)              (37)
 ............................................................................................................
Net cash flow provided by operating activities                    17,445            27,059            27,598
 ............................................................................................................

Cash Flows from Investing Activities
Expenditures for property and equipment, net                     (23,603)           (8,760)          (11,466)
Cost of businesses acquired                                       (7,160)          (10,643)          (16,165)
 ............................................................................................................
Net cash flow used in investing activities                       (30,763)          (19,403)          (27,631)
 ............................................................................................................

Cash Flows from Financing Activities
Proceeds from issuance of short-term debt                         15,400                --            11,200
Proceeds from issuance of long-term debt                              --            30,000                --
Debt assumed in acquisition                                           --             3,131                --
Long-term and short-term debt repayments                          (2,678)          (23,698)           (2,572)
Dividends paid                                                    (8,780)           (8,683)           (8,557)
Other, net                                                           469               412               153
 ............................................................................................................
Net cash flow provided by financing activities                     4,411             1,162               224
 ............................................................................................................
Net increase (decrease) in cash and short-term investments        (8,907)            8,818               191
Cash and short-term investments at beginning of year              11,029             2,211             2,020
 ............................................................................................................
Cash and short-term investments at end of year                  $  2,122          $ 11,029          $  2,211
============================================================================================================

The accompanying notes are an integral part of the financial statements.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    23
------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies

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

Use of Estimates
These financial statements have been prepared on the accrual basis of accounting, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenue and expenses.

Foreign Currency Translation
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. The cumulative effect of this method is reflected as a separate component of shareholders' equity.

Inventories
Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.

      Inventories were comprised of the following:

(Dollars in thousands)                      1997        1996
------------------------------------------------------------
Raw materials                           $ 30,961    $ 27,612
Work in process                            6,366       6,033
Finished goods                            74,129      70,412
 ............................................................
                                        $111,456    $104,057
============================================================

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

Goodwill and Other Acquired Assets
Goodwill, the excess of cost over net assets of businesses acquired, is being amortized on the straight-line basis over periods not exceeding 40 years. Other acquired assets, including customer contracts and non-competition agreements, are being amortized on the straight-line basis generally over periods of three to seven years.

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

Consolidated Statements of Cash Flows
For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months), as cash equivalents.
      Cash payments for income taxes were $2,826,000, $5,615,000 and $9,182,000 in 1997, 1996 and 1995, respectively; and in these periods interest payments were $9,627,000, $8,644,000 and $7,844,000, respectively.

Adoption of New Pronouncements
Effective January 28, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" with no impact on the consolidated financial statements.

------------------------------------------------------------------------------
 24    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

2. Retirement Benefits

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

(Dollars in thousands)                            1997        1996        1995
------------------------------------------------------------------------------
Service cost (benefits
 earned during the year)                       $   697     $   536     $   615
Interest cost on projected
 benefit obligation                              1,050       1,034         981
(Increase) decrease in
 value of assets                                (1,681)     (3,089)        235
Net amortization and
 deferrals                                         676       2,106      (1,010)
 ..............................................................................
Net pension expense                            $   742     $   587     $   821
==============================================================================

      The funded status of the plan and the net pension liability at January 1, 1997 and January 1, 1996 were as follows:

                                            January 1,  January 1,
(Dollars in thousands)                            1997        1996
------------------------------------------------------------------
Actuarial present value
  of benefit obligation:
  Vested benefits                             $(14,459)   $(13,628)
  Nonvested benefits                              (158)       (113)
 ..................................................................
Accumulated benefit obligation                 (14,617)    (13,741)
Effect of projected future
  compensation levels                           (2,115)     (1,716)
 ..................................................................
Projected benefit obligation                   (16,732)    (15,457)
Plan assets at fair value,
  primarily listed stocks
  and Government securities                     16,844      15,699
 ..................................................................
Plan assets more than projected
  benefit obligation                               112         242
Unrecognized obligation at transition            1,184       1,318
Unrecognized net gains                          (2,948)     (2,886)
Unrecognized prior service cost                    230         250
 ..................................................................
Net pension liability                         $ (1,422)   $ (1,076)
==================================================================

      In determining the projected benefit obligation, the following actuarial assumptions were used:

                                                  1997        1996
------------------------------------------------------------------
Discount rate                                    7.25%       7.00%
Compensation increase rate                       6.00%       6.00%
Long-term rate of return                         8.50%       8.50%
------------------------------------------------------------------

      The Company does not provide retirees with post-retirement benefits other than pensions.

3. Short-Term and Long-Term Debt

The following table summarizes information with respect to short-term debt for 1997 and 1996:

(Dollars in thousands)                            1997        1996
------------------------------------------------------------------
Average amount of short-term
  debt during the year                          $5,717      $4,392
Weighted average interest rate:
  During the year                                5.57%       5.32%
  At year end                                    5.42%          --
------------------------------------------------------------------

      Long-term debt consisted of the following:

(Dollars in thousands)                            1997        1996
------------------------------------------------------------------
10.2% notes to insurance company,
   due annually to 2004                       $ 39,375    $ 41,375
9.15% notes to insurance
  companies, due 2001                           25,000      25,000
8.225% notes to insurance
  companies, due 2006                           30,000      30,000
6.84% note to bank, due
  quarterly to 1999                              2,977       3,100
76% of prime rate industrial
  development revenue bond,
  due quarterly to 2000                          1,687       2,138
Other long-term debt including
  obligations under capital leases               1,067       1,171
 ..................................................................
                                               100,106     102,784
Less--current maturities                         2,689       2,681
 ..................................................................
                                              $ 97,417    $100,103
==================================================================

      The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated tangible net worth, as defined. As of January 25, 1997, the balance was $181,200,000.
      Aggregate maturities of long-term debt for each of the four years subsequent to January 31, 1998, are $2,686,000, $5,224,000, $2,415,000 and
$27,223,000, respectively.
      Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 25, 1997 and January 27, 1996, was approximately $110,260,000 and $119,550,000, respectively.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    25
------------------------------------------------------------------------------

4. Income Taxes

The provision for income taxes consisted of the following:

(Dollars in thousands)                            1997        1996        1995
------------------------------------------------------------------------------
Current:
  Federal                                       $2,168      $4,045      $6,134
  State                                            551         155       1,023
  Foreign                                          240        (322)        200
Deferred                                         1,957      (3,164)        826
 ..............................................................................
                                                $4,916      $  714      $8,183
==============================================================================

      Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                  1997        1996        1995
------------------------------------------------------------------------------
Statutory rate                                    35.0%       35.0%       35.0%
State tax, net of
  Federal benefit                                  3.2         3.4         3.5
Other, net                                         (.2)         .1          --
 ..............................................................................
                                                  38.0%       38.5%       38.5%
==============================================================================

      The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                           January 25, January 27,
(Dollars in thousands)                            1997        1996
------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                       $  4,508    $  5,178
  Insurance reserves not
    yet deductible                               4,580       4,060
  Customer contracts                             3,340       3,222
  Other                                          2,699       4,062
 ..................................................................
                                                15,127      16,522
 ..................................................................
Deferred tax liabilities:
  Depreciation                                  (9,257)     (9,507)
  Linen amortization                           (12,340)    (11,807)
  Other                                           (901)       (622)
 ..................................................................
                                               (22,498)    (21,936)
 ..................................................................
Net deferred tax liabilities                  $ (7,371)   $ (5,414)
==================================================================

      Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $2,313,000. The unrecognized deferred tax liability related to these temporary differences was $253,000.

5. Preferred Stock

The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 25, 1997 no shares of Class A or Class B were outstanding.

6. Shareholder Protection Rights Plan

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

7. Restructuring Charge

During the fourth quarter of fiscal 1996, the Company recorded a restructuring charge of $14,145,000 ($8,700,000 after-tax or $.95 per share). The restructuring charge related primarily to the consolidation and closing of Textile Service plants, the reduction of selected product lines in the Manufacturing and Marketing segment and the sale or contraction of certain Canadian operations. These costs included (i) writedowns to the carrying values of plants closed, idle facilities and other assets, (ii) related inventory adjustments and (iii) the accrual of severance costs associated with the elimination of approximately 450 positions.
      The restructuring charge was composed of $2,566,000 in cash expenditures and $11,579,000 in reduction of asset carrying values. As of January 25, 1997, $13,286,000 had been charged to the restructuring reserve and the remaining reserve of $859,000 is expected to be utilized during fiscal 1998.

8. Stock-Based Compensation Plans

The Company has various stock option and stock bonus plans which provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for options to be granted at an option price below fair market value. Options are exercisable not less than six months nor more than 10 years after the date of grant.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 26    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

      The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards.
      A summary of the status of the Company's stock option plans for fiscal years 1997, 1996 and 1995 and changes during the years then ended is presented in the table below:

------------------------------------------------------------------------------

                                                              1997                    1996                    1995
                                               -------------------     -------------------     -------------------
                                                          Weighted                Weighted                Weighted
                                                           Average                 Average                 Average
                                                          Exercise                Exercise                Exercise
                                                Shares       Price      Shares       Price      Shares       Price
------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               488,125      $30.45     399,331      $31.72     450,696      $31.15
Granted                                        221,250       19.82     103,250       25.35          --          --
Exercised                                           --          --      (1,000)      22.81     (26,459)      23.10
Lapsed/Canceled                                (37,200)      31.05     (13,456)      29.82     (24,906)      30.53
 ..................................................................................................................
Outstanding at end of year                     672,175      $26.91     488,125      $30.45     399,331      $31.72
 ..................................................................................................................
Options exercisable at year end                324,255      $31.85     243,770      $32.32     197,321      $32.25
 ..................................................................................................................
Options available for future grant             452,627                 648,088                 524,425
 ..................................................................................................................
Weighted average fair value for each
  option granted during the year                 $5.00                   $7.59
==================================================================================================================

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1997 and 1996, respectively: risk free interest rates of 6.4% and 7.2%; expected dividend yields of 3.5% and 3.3%; volatilities of 18.5% and 17.1%; and expected lives of 9 years in both periods. The range of per share exercise prices for the 672,175 options outstanding at year end was $19.00 to $37.50, and the weighted-average remaining contractual life was 7.6 years.
      Had compensation expense for the Company's 1997 and 1996 grants for stock-based compensation plans been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below:

(Dollars in thousands, except per share)          1997        1996
------------------------------------------------------------------
Net income - As reported                        $8,022      $1,141
             Pro forma                           7,746       1,035
 ..................................................................
Earnings per share - As reported                $  .88      $  .13
                     Pro forma                     .85         .11
==================================================================

      SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

9. Commitments and Contingencies

Future minimum payments by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more, consisted of the following at January 25, 1997:

                                               Capital   Operating
(Dollars in thousands)                          Leases      Leases
------------------------------------------------------------------
1998                                              $ 49     $ 8,511
1999                                                36       7,235
2000                                                25       5,855
2001                                                20       4,772
2002                                                20       3,720
Later years                                         85      12,461
 ..................................................................
Total minimum lease payments                       235     $42,554
 ..................................................................
Amount representing interest                       105
 ..................................................................
Present value of net minimum
  lease payments                                  $130
==================================================================

      Rental expense for all operating leases consisted of:

(Dollars in thousands)                            1997        1996        1995
------------------------------------------------------------------------------
Minimum rentals                                $16,528     $16,415     $14,585
Contingent rentals                                 374         345         341
 ..............................................................................
                                               $16,902     $16,760     $14,926
==============================================================================

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

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    27
------------------------------------------------------------------------------

10. Business Segment Information

The Company operates principally in three industry segments: Textile Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

------------------------------------------------------------------------------

(Dollars in thousands)                                  1997           1996           1995         1994          1993
---------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                    $261,349       $254,893       $244,496     $215,248      $218,466
Manufacturing and marketing                          176,638        180,845        178,584      174,985       178,041
Retail sales                                          77,860         71,803         68,876       56,732        54,575
Intersegment sales                                   (26,628)       (20,527)       (19,124)     (19,837)      (20,285)
 .....................................................................................................................
                                                    $489,219       $487,014       $472,832     $427,128      $430,797
=====================================================================================================================

Earnings
Textile services                                    $ 13,306       $ 17,069       $ 20,153     $ 19,011      $ 19,567
Manufacturing and marketing                            6,015          5,728          7,003        6,962        10,150
Retail sales                                           7,663          6,706          6,270        4,125         4,051
Restructuring charge                                      --        (14,145)            --           --            --
Interest, corporate expenses and other, net          (14,044)       (13,367)       (12,447)     (12,183)      (11,719)
Eliminations                                              (2)          (136)           275          145           204
 .....................................................................................................................
                                                    $ 12,938       $  1,855       $ 21,254     $ 18,060      $ 22,253
=====================================================================================================================

Assets (as of year end)
Textile services                                    $182,738       $164,390       $165,499     $149,909      $144,726
Manufacturing and marketing                          149,501        146,340        153,192      152,780       153,432
Retail sales                                          28,543         26,182         26,120       20,498        18,633
Corporate                                             13,322         16,315          8,737        9,674         9,866
 .....................................................................................................................
                                                    $374,104       $353,227       $353,548     $332,861      $326,657
=====================================================================================================================

Depreciation
Textile services                                    $  7,836       $  8,215       $  8,032     $  7,833      $  7,676
Manufacturing and marketing                            3,921          4,052          3,775        3,751         3,645
Retail sales                                           1,561          1,442          1,390        1,210         1,200
Corporate                                                 97             88            100           78            57
 .....................................................................................................................
                                                    $ 13,415       $ 13,797       $ 13,297     $ 12,872      $ 12,578
=====================================================================================================================

Capital additions, net
Textile services                                    $ 19,014       $  4,664       $  6,454     $  5,055      $  7,800
Manufacturing and marketing                            3,243          2,921          3,587        2,475         1,517
Retail sales                                           1,291          1,118          1,280          940           554
Corporate                                                 55             57            145          300            28
 .....................................................................................................................
                                                    $ 23,603       $  8,760       $ 11,466     $  8,770      $  9,899
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

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 28    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

11. Unaudited Quarterly Financial Data

Quarterly results for 1997 and 1996 are shown below:

Fiscal 1997 Quarter Ended
(Dollars in thousands, except per share amounts)       April 27         July 27        October 26       January 25
------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                       $ 65,212        $ 65,306          $ 64,812         $ 66,019
Manufacturing and marketing                              44,585          45,367            44,959           41,727
Retail sales                                             18,548          18,584            20,984           19,744
Intersegment sales                                       (6,704)         (6,669)           (6,505)          (6,750)
 ..................................................................................................................
                                                        121,641         122,588           124,250          120,740
 ..................................................................................................................
Gross profit
Textile services                                         13,174          11,746            10,229           10,392
Manufacturing and marketing                               9,152           9,994             9,887            8,332
Retail sales                                             10,108          10,133            11,542           10,594
 ..................................................................................................................
                                                         32,434          31,873            31,658           29,318
 ..................................................................................................................
Net income                                             $  3,057        $  2,677          $  1,824         $    464
==================================================================================================================
Net income per share                                   $    .33        $    .30          $    .20         $    .05
==================================================================================================================

Fiscal 1996 Quarter Ended
(Dollars in thousands, except per share amounts)       April 29         July 29        October 28       January 27
------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
Textile services                                       $ 64,904        $ 63,513          $ 63,525         $ 62,951
Manufacturing and marketing                              47,102          45,890            46,114           41,739
Retail sales                                             16,883          17,339            19,542           18,039
Intersegment sales                                       (5,062)         (4,882)           (5,586)          (4,997)
 ..................................................................................................................
                                                        123,827         121,860           123,595          117,732
 ..................................................................................................................
Gross profit
Textile services                                         13,702          12,149            11,641           11,915
Manufacturing and marketing                              10,379          10,169             9,995            8,398
Retail sales                                              9,214           9,311            10,799            9,802
 ..................................................................................................................
                                                         33,295          31,629            32,435           30,115
 ..................................................................................................................
Restructuring charge                                         --              --                --          (14,145)
 ..................................................................................................................
Net income (loss)                                      $  3,438        $  2,646          $  2,834         $ (7,777)
==================================================================================================================
Net income (loss) per share                            $    .38        $    .29          $    .31         $   (.85)
==================================================================================================================

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    29
------------------------------------------------------------------------------

Report of Independent
Public Accountants

------------------------------------------------------------------------------
To Angelica Corporation:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 25, 1997 and January 27, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 25, 1997 and January 27, 1996, and the results of their operations and their cash flows for each of three years in the period ended January 25, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

St. Louis, Missouri
March 11, 1997

Common Stock Data

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 1997 and fiscal 1996 were as follows:

Quarter                           1st         2nd          3rd           4th
----------------------------------------------------------------------------
Fiscal 1997
High                         $ 22 3/4    $ 25 1/8     $ 22 1/2      $ 20 3/4
Low                            20          20 1/8       18 3/4        18 1/8
Dividend                     $.240       $.240        $.240         $.240
----------------------------------------------------------------------------
Fiscal 1996
High                         $ 27 1/2    $ 26 1/4     $ 25 3/8      $ 24 3/8
Low                            24 3/8      24 5/8       21 7/8        19 3/8
Dividend                     $.235       $.235        $.240         $.240
----------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 30    A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S
------------------------------------------------------------------------------

Financial Summary--11 Years


-----------------------------------------------------------------------------------------------------------
For Years Ended                                        January 25,       January 27,       January 28,
(Dollars in thousands, except per share amounts)              1997              1996              1995
-----------------------------------------------------------------------------------------------------------
Operations
Combined sales and textile service revenues               $489,219          $487,014          $472,832
Gross profit                                               125,283           127,474           126,823
Operating expenses and other, net,
  excluding interest expense                               102,757           102,370            97,663
Restructuring charge                                            --            14,145<Fa>            --
Interest expense                                             9,588             9,104             7,906
Income before income taxes
  and cumulative effect of accounting change                12,938             1,855            21,254
Provision for income taxes                                   4,916               714             8,183
Income before cumulative effect of accounting change         8,022             1,141            13,071
Cumulative effect of accounting change                          --                --                --
Net income                                                $  8,022          $  1,141          $ 13,071
-----------------------------------------------------------------------------------------------------------

Per Share Data
Net income                                                $    .88          $    .13<Fa>      $   1.44
Cash dividends paid                                            .96               .95               .94
Shareholders' equity                                      $  20.73          $  20.73          $  21.57
-----------------------------------------------------------------------------------------------------------

Ratios
Current ratio (current assets to current
  liabilities)                                            3.3 to 1          5.0 to 1          3.2 to 1
Percent long-term debt to long-term debt and equity           34.0%             34.6%             26.2%
Gross profit margin                                           25.6%             26.2%             26.8%
Pretax profit margin                                           2.6%               .4%              4.5%
Effective tax rate                                            38.0%             38.5%             38.5%
Net income margin                                              1.6%               .2%              2.8%
Return on average shareholders' equity                         4.2%               .4%              6.7%
Return on average total assets                                 2.2%               .3%              3.8%
-----------------------------------------------------------------------------------------------------------

Other Selected Data
Working capital                                           $163,015          $181,043          $150,734
Additions to property and equipment, net                    23,603             8,760            11,466
Depreciation expense                                        13,415            13,797            13,297
Long-term debt, less current maturities                     97,417           100,103            69,683
Total assets                                              $374,104          $353,277          $353,548
Average number of shares of Common Stock outstanding     9,156,861         9,139,961         9,107,262
Approximate number of employees                             10,100             9,700             9,800

-----------------------------------------------------------------------------------------------------------

<Fa> Restructuring charge taken in fourth quarter of fiscal 1996. Effect on net income per share is a reduction of $.95.
<Fb> Includes cumulative effect to February 1, 1992 of implementing SFAS No.
     109, "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 A N G E L I C A  C O R P O R A T I O N  A N D  S U B S I D I A R I E S    31
------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
For Years Ended                                        January 29,       January 30,       February 1,       January 26,
(Dollars in thousands, except per share amounts)              1994              1993              1992              1991
------------------------------------------------------------------------------------------------------------------------
Operations
Combined sales and textile service revenues               $427,128          $430,797          $434,471          $413,635
Gross profit                                               116,199           117,297           128,015           122,737
Operating expenses and other, net,
  excluding interest expense                                90,695            87,524            84,505            80,553
Restructuring charge                                            --                --                --                --
Interest expense                                             7,444             7,520             6,992             6,274
Income before income taxes
  and cumulative effect of accounting change                18,060            22,253            36,518            35,910
Provision for income taxes                                   6,909             8,450            13,848            13,814
Income before cumulative effect of accounting change        11,151            13,803            22,670            22,096
Cumulative effect of accounting change                          --             1,984<Fb>            --                --
Net income                                                $ 11,151          $ 15,787          $ 22,670          $ 22,096
------------------------------------------------------------------------------------------------------------------------

Per Share Data
Net income                                                $   1.23          $   1.71<Fb>      $   2.43          $   2.37
Cash dividends paid                                            .93               .92               .89               .84
Shareholders' equity                                      $  21.13          $  20.88          $  20.43          $  18.92
------------------------------------------------------------------------------------------------------------------------

Ratios
Current ratio (current assets to current
  liabilities)                                            4.0 to 1          4.7 to 1          4.2 to 1          2.9 to 1
Percent long-term debt to long-term debt and equity           27.3%             29.2%             29.7%             24.8%
Gross profit margin                                           27.2%             27.2%             29.5%             29.7%
Pretax profit margin                                           4.2%              5.2%              8.4%              8.7%
Effective tax rate                                            38.3%             38.0%             37.9%             38.5%
Net income margin                                              2.6%              3.7%              5.2%              5.3%
Return on average shareholders' equity                         5.8%              8.2%             12.3%             13.0%
Return on average total assets                                 3.4%              4.8%              7.0%              7.4%
------------------------------------------------------------------------------------------------------------------------

Other Selected Data
Working capital                                           $157,188          $161,129          $160,379          $134,964
Additions to property and equipment, net                     8,770             9,889            13,159            13,537
Depreciation expense                                        12,872            12,578            11,743            10,313
Long-term debt, less current maturities                     72,255            78,175            80,506            57,782
Total assets                                              $332,861          $326,657          $335,173          $316,439
Average number of shares of Common Stock outstanding     9,089,365         9,217,199         9,344,748         9,329,503
Approximate number of employees                              9,500             9,000             9,100             9,300
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
For Years Ended                                        January 27,        January 28       January 30,       January 31,
(Dollars in thousands, except per share amounts)              1990              1989              1988              1987
------------------------------------------------------------------------------------------------------------------------
Operations
Combined sales and textile service revenues               $368,752          $328,134          $306,669          $291,704
Gross profit                                               108,150            92,629            91,648            88,956
Operating expenses and other, net,
  excluding interest expense                                71,837            62,784            59,552            54,540
Restructuring charge                                            --                --                --                --
Interest expense                                             5,077             2,783             1,860             2,360
Income before income taxes
  and cumulative effect of accounting change                31,236            27,062            30,236            32,056
Provision for income taxes                                  12,022            10,420            13,001            15,355
Income before cumulative effect of accounting change        19,214            16,642            17,235            16,701
Cumulative effect of accounting change                          --                --                --                --
Net income                                                $ 19,214          $ 16,642          $ 17,235          $ 16,701
------------------------------------------------------------------------------------------------------------------------

Per Share Data
Net income                                                $   2.06          $   1.79          $   1.85          $   1.79
Cash dividends paid                                            .77               .73               .70               .61
Shareholders' equity                                      $  17.36          $  16.09          $  14.95          $  13.78
------------------------------------------------------------------------------------------------------------------------

Ratios
Current ratio (current assets to current
  liabilities)                                            3.4 to 1          3.0 to 1          3.1 to 1          4.3 to 1
Percent long-term debt to long-term debt and equity           23.9%             11.3%             13.5%             16.4%
Gross profit margin                                           29.3%             28.2%             29.9%             30.5%
Pretax profit margin                                           8.5%              8.3%              9.9%             11.0%
Effective tax rate                                            38.5%             38.5%             43.0%             47.9%
Net income margin                                              5.2%              5.1%              5.6%              5.7%
Return on average shareholders' equity                        12.3%             11.5%             12.8%             13.5%
Return on average total assets                                 7.5%              7.4%              8.4%              8.8%
------------------------------------------------------------------------------------------------------------------------

Other Selected Data
Working capital                                           $130,072          $104,218          $ 95,239          $101,119
Additions to property and equipment, net                    12,922             6,312            16,835             9,880
Depreciation expense                                         9,360             8,513             7,617             7,104
Long-term debt, less current maturities                     50,588            19,013            21,588            25,236
Total assets                                              $279,168          $232,883          $216,441          $194,958
Average number of shares of Common Stock outstanding     9,327,025         9,299,105         9,335,418         9,341,814
Approximate number of employees                              8,400             7,800             7,400             7,000
------------------------------------------------------------------------------------------------------------------------

<Fa> Restructuring charge taken in fourth quarter of fiscal 1996. Effect on net income per share is a reduction of $.95.
<Fb> Includes cumulative effect to February 1, 1992 of implementing SFAS No.
     109, "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

------------------------------------------------------------------------------