Form 10-K405, Exhibit 13
period 1998-01-31
ANGELICA CORP /NEW/
filed 1998-04-28
CIK 6571

FINANCIAL REVIEW

FINANCIAL CONDITION
Working capital of $142.0 million and a current ratio of 2.6 to 1 at the end of fiscal 1998 were moderately lower than working capital of $163.0 million and a current ratio of 3.3 to 1 at the prior year end, due principally to higher short-term debt levels and the write down of inventory in connection with the restructuring and other charges taken in the third quarter (see below). However, the Company's financial condition remained strong. Current assets decreased $3.0 million during fiscal 1998. This included an increase of $2.9 million in receivables (with days outstanding unchanged at 61) and a decrease of $7.4 million in inventories, with all of the inventory decrease being the result of the restructuring.
      Current liabilities rose $18.0 million compared with year end fiscal 1997, with $11.7 million of the increase being due to higher short-term debt. Long-term debt was down marginally as a result of sinking fund payments offset by debt assumed in an acquisition, and shareholders' equity was $15.1 million lower than last year end principally due to the restructuring. The ratio of long-term debt to total long-term debt and equity was 35.7 percent at fiscal 1998 year end compared with 34.0 percent the prior year, with the increase being due to lower equity resulting from the restructuring.
      Cash flow remained strong in fiscal 1998, as $26.0 million was generated by operations versus $17.4 million in the prior year. Cash used in investing activities of $28.7 million was $2.1 million lower than the prior year. Included in investing activities, capital expenditures remained relatively high at $21.3 million, as the program to construct three new textile services plants to replace five existing plants was completed in fiscal 1998. Acquisition expenditures of $23.6 million in fiscal 1998 included the purchase at mid year of the Las Vegas textile services plant and land, which had been leased, for the purpose of selling that business; that sale was completed at the beginning of the fourth quarter of fiscal 1998. Cash flow of a net $3.4 million provided by financing activities included additional short-term debt of $11.7 million offset by long-term debt sinking fund payments and $8.8 million of dividends paid.
      At the end of the third quarter of fiscal 1998, the Company recorded restructuring and other charges of $23.2 million pretax. These charges consisted of inventory writedowns of $1.0 million included in cost of textile services and $7.5 million included in cost of goods sold, and of other charges totaling $14.7 million included in restructuring charge. The restructuring charge related primarily to the consolidation, closing and sale of certain Textile Services and Manufacturing and Marketing plants.
Of the total charges, $8.8 million related to the Textile Services segment, $13.0 million to the Manufacturing and Marketing segment, and $1.4 million were for certain corporate costs. These charges included writedowns to the carrying values of plants closed and other assets, and the accrual of severance costs associated with the related elimination of personnel.
The restructuring charge was composed of $2.4 million in cash expenditures and $12.3 million in reduction of asset carrying values.
      The Company's Year 2000 compliance efforts consist of evaluating internal technical and applications software and replacing or renovating systems and applications as necessary to assure such compliance. These efforts are scheduled for initial completion by the end of 1998, which will allow for testing and evaluating compliance by external companies' systems that interact with those of the Company. Company employees, assisted by external consultants where necessary, staff the Year 2000 compliance effort, which is being monitored by senior management as well as the Audit Committee. The costs related to the Year 2000 compliance efforts, approximately half of which have already been incurred, are expensed as incurred, and amounts associated with newly purchased software are capitalized. In the aggregate, such costs have not been and are not expected to be material to the financial results or operations of the Company.
      No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

ANALYSIS OF FISCAL 1998 OPERATIONS
COMPARED TO 1997
Combined sales and textile service revenues in fiscal 1998 were $526.5 million, an increase of $37.3 million or 7.6 percent over the prior year. Part of the increase was due to fiscal 1998 having 53 weeks, whereas fiscal 1997 had 52 weeks. Excluding acquisitions, the increase would have been 4.0 percent. In the Textile Services segment, revenues increased $25.6 million or
9.8 percent as a result of the California co-op acquisition early in fiscal 1998 plus modest price increases received on new and renewal contracts during the year. Manufacturing and Marketing segment sales, before deduction for intersegment sales, were $4.1 million or 2.3 percent higher than the prior year, with most of the increase resulting from the 53rd week in fiscal 1998. Sales of Life Retail Stores increased 8.7 percent or $6.8 million due largely to acquisitions, a 2.3 percent increase in same-store sales and the 53rd week in fiscal 1998.

16  Angelica Corporation and Subsidiaries

      Excluding the effect of the restructuring and other charges, the gross profit percent to combined sales and textile service revenues was unchanged at 25.6 percent. Gross margins in the Textile Services segment increased due to the price increases received plus more efficient plant operations during the year. In the Life Retail Stores segment, gross margins were approximately the same as the prior year. Gross margins in the Manufacturing and Marketing segment were down in fiscal 1998 versus the prior year due principally to a six-month strike suffered at two manufacturing plants.
      Selling, general and administrative expenses increased $8.9 million or
8.9 percent in fiscal 1998 compared with fiscal 1997. However, the percent of those expenses to combined sales and textile service revenue increased only slightly, with much of that increase related to consulting fees incurred during the year. Interest expense of $10.7 million in fiscal 1998 increased from $9.6 million in the prior year due to higher short-term debt levels. The effective tax rate of 38.0 percent in fiscal 1998 was unchanged from the prior year.

ANALYSIS OF FISCAL 1997 OPERATIONS
COMPARED TO 1996
Combined sales and textile service revenues were $489.2 million in fiscal 1997, an increase of $2.2 million over the prior year. Excluding acquisitions, there would have been a decline of 2.9 percent. For the Textile Services segment, revenues increased by $6.5 million or 2.5 percent, with all of the increase resulting from acquisitions. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $4.2 million or 2.3 percent lower than the prior year. Without the effect of acquisitions, sales would have been 4.0 percent lower than the prior year. Sales of Life Retail Stores rose $6.1 million or 8.4 percent in fiscal 1997 due to acquisitions and a 4.0 percent same-store sales increase.
      The gross profit percent to combined sales and textile service revenues in fiscal 1997 was 25.6 percent, down from 26.2 percent in the prior year. Gross margins in the Textile Services segment were down due to continued margin pressures in the healthcare markets and significantly increased linen amortization expense, which has been adversely affected by healthcare customers resisting the industry practice of paying for lost and misused linens. The inability to collect loss charges increases linen amortization expense and reduces gross margin. Margins of Life Retail Stores remained approximately the same as the prior year.
      Selling, general and administrative expenses in fiscal 1997 were only $0.7 million or 0.7 percent higher than the prior year and remained the same percent to combined sales and textile service revenues. Interest expense of $9.6 million in fiscal 1997 compared with $9.1 million in the prior year, reflecting new short-term borrowing. The effective tax rate in fiscal 1997 was 38.0 percent, slightly lower than an effective tax rate of 38.5 percent in the preceding year.

COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 1998 and fiscal 1997 were as follows:

                                                              Fiscal 1998                               Fiscal 1997
                                                -------------------------------------      ------------------------------------
                                                    High            Low      Dividend         High            Low      Dividend
-------------------------------------------------------------------------------------------------------------------------------
First Quarter                                   $19 7/8         $15 3/4          $.24      $22 3/4        $20              $.24
Second Quarter                                   19 9/16         15 3/4           .24       25 1/8         20 1/8           .24
Third Quarter                                    21              17 1/2           .24       22 1/2         18 3/4           .24
Fourth Quarter                                   23 5/8          19               .24       20 3/4         18 1/8           .24
===============================================================================================================================

                                      Angelica Corporation and Subsidiaries  17

CONSOLIDATED STATEMENTS OF INCOME


For Years Ended                                                    January 31,       January 25,       January 27,
(Dollars in thousands, except per share amounts)                          1998              1997              1996
------------------------------------------------------------------------------------------------------------------
Textile service revenues                                              $286,886          $261,349          $254,893
Net sales                                                              239,638           227,870           232,121
------------------------------------------------------------------------------------------------------------------
Combined sales and textile service revenues                            526,524           489,219           487,014
------------------------------------------------------------------------------------------------------------------
Cost of textile services (Note 7)                                      234,797           215,809           205,486
Cost of goods sold (Note 7)                                            165,595           148,127           154,054
------------------------------------------------------------------------------------------------------------------
                                                                       400,392           363,936           359,540
------------------------------------------------------------------------------------------------------------------
Gross profit                                                           126,132           125,283           127,474
Selling, general and administrative expenses                           109,114           100,216            99,481
Restructuring charge (Note 7)                                           14,684                --            14,145
------------------------------------------------------------------------------------------------------------------
Income from operations                                                   2,334            25,067            13,848
Interest expense                                                       (10,702)           (9,588)           (9,104)
Other expense, net                                                      (2,758)           (2,541)           (2,889)
------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                      (11,126)           12,938             1,855
Provision (benefit) for income taxes                                    (4,228)            4,916               714
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $ (6,898)         $  8,022          $  1,141
==================================================================================================================

Basic and diluted earnings (loss) per share                           $   (.75)         $    .88          $    .13
==================================================================================================================

The accompanying notes are an integral part of the financial statements.




18  Angelica Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS
                                                                                              January 31,    January 25,
(Dollars in thousands)                                                                               1998           1997
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and short-term investments                                                                $  2,833       $  2,122
  Receivables, less reserves of $2,510 and $2,645                                                  69,465         66,632
  Inventories                                                                                     104,091        111,456
  Linens in service                                                                                42,622         47,544
  Prepaid expenses                                                                                  4,634          4,658
  Income taxes                                                                                      5,766             --
------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                              229,411        232,412
------------------------------------------------------------------------------------------------------------------------
Property and Equipment:
  Land                                                                                              6,428          5,149
  Buildings and leasehold improvements                                                             74,789         75,466
  Machinery and equipment                                                                         137,100        134,429
  Capitalized leased property                                                                       1,514          1,849
------------------------------------------------------------------------------------------------------------------------
                                                                                                  219,831        216,893
Less -- reserve for depreciation                                                                  111,638        114,063
------------------------------------------------------------------------------------------------------------------------
                                                                                                  108,193        102,830
------------------------------------------------------------------------------------------------------------------------
Other:
  Goodwill                                                                                          7,533          7,951
  Other acquired assets                                                                             9,082          8,814
  Cash surrender value of life insurance                                                           16,485         14,455
  Miscellaneous                                                                                     8,005          7,642
------------------------------------------------------------------------------------------------------------------------
                                                                                                   41,105         38,862
------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                     $378,709       $374,104
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                                                $ 27,100       $ 15,400
  Current maturities of long-term debt                                                              3,287          2,689
  Accounts payable                                                                                 21,980         21,551
  Accrued wages and other compensation                                                              9,284          8,444
  Other accrued liabilities                                                                        25,761         19,893
  Income taxes                                                                                         --          1,420
------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                          87,412         69,397
------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                                            96,742         97,417
------------------------------------------------------------------------------------------------------------------------
Other:
  Deferred compensation and other payments                                                         15,027         14,137
  Deferred income taxes                                                                             5,420          3,912
------------------------------------------------------------------------------------------------------------------------
                                                                                                   20,447         18,049
------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
  Common Stock, $1 par value, authorized 20,000,000 shares, issued: 9,471,538 shares                9,472          9,472
  Capital surplus                                                                                   4,196          4,196
  Retained earnings                                                                               170,098        186,438
  Translation adjustment                                                                           (2,162)        (1,763)
  Common Stock in treasury, at cost: 293,482 and 340,699 shares                                    (7,496)        (9,102)
------------------------------------------------------------------------------------------------------------------------
                                                                                                  174,108        189,241
------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                       $378,709       $374,104
========================================================================================================================

The accompanying notes are an integral part of the financial statements.


                                      Angelica Corporation and Subsidiaries  19

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For Years Ended                                                                January 31,    January 25,    January 27,
(Dollars in thousands)                                                                1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
Balance beginning of year                                                         $  9,472       $  9,472       $  9,471
  Exercise of stock options                                                             --             --              1
------------------------------------------------------------------------------------------------------------------------
Balance end of year                                                               $  9,472       $  9,472       $  9,472
------------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
Balance beginning of year                                                         $  4,196       $  4,196       $  4,179
  Exercise of stock options                                                             --             --             30
  Redemption of preferred stock                                                         --             --            (13)
------------------------------------------------------------------------------------------------------------------------
Balance end of year                                                               $  4,196       $  4,196       $  4,196
------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance beginning of year                                                         $186,438       $187,328       $194,849
  Net income (loss)                                                                 (6,898)         8,022          1,141
  Cash dividends                                                                    (8,785)        (8,780)        (8,683)
  Exercise of stock options/stock awards                                              (657)          (132)            21
------------------------------------------------------------------------------------------------------------------------
Balance end of year                                                               $170,098       $186,438       $187,328
------------------------------------------------------------------------------------------------------------------------
TRANSLATION ADJUSTMENT
Balance beginning of year                                                         $ (1,763)      $ (2,439)      $ (2,290)
  Change in cumulative adjustment                                                     (399)           676           (149)
------------------------------------------------------------------------------------------------------------------------
Balance end of year                                                               $ (2,162)      $ (1,763)      $ (2,439)
------------------------------------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
Balance beginning of year                                                         $ (9,102)      $ (9,027)      $ (9,549)
  Treasury stock purchased                                                              --           (671)            --
  Exercise of stock options/stock awards                                             1,682            631            541
  Other changes during year                                                            (76)           (35)           (19)
------------------------------------------------------------------------------------------------------------------------
Balance end of year                                                               $ (7,496)      $ (9,102)      $ (9,027)
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                                                 $174,108       $189,241       $189,530
========================================================================================================================

The accompanying notes are an integral part of the financial statements.





20  Angelica Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For Years Ended                                                                January 31,    January 25,    January 27,
(Dollars in thousands)                                                                1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                               $ (6,898)      $  8,022       $  1,141
  Non-cash items included in net income( loss):
    Depreciation                                                                    13,733         13,415         13,797
    Amortization of acquisition costs                                                3,589          3,460          3,997
    Restructuring and other charges                                                 23,247             --         14,145
  Change in working capital components,
  net of businesses acquired:
    Receivables, net                                                                (2,772)           629          4,232
    Inventories and linens in service                                                6,905        (11,326)        (3,845)
    Prepaid expenses                                                                  (426)          (468)         1,294
    Accounts payable                                                                   267          4,305         (2,927)
    Compensation and other accruals                                                 (2,888)         3,035          2,488
    Income taxes                                                                    (7,186)         1,103         (4,966)
  Cash surrender value of life insurance                                            (2,030)        (1,860)        (1,678)
  Other, net                                                                           508         (2,870)          (619)
------------------------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                                      26,049         17,445         27,059
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property and equipment, net                                     (21,338)       (23,603)        (8,760)
  Cost of businesses acquired                                                      (23,624)        (7,160)       (10,643)
  Disposition of property                                                           16,236             --             --
------------------------------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                                         (28,726)       (30,763)       (19,403)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt                                              --             --         30,000
  Proceeds from issuance of short-term debt                                         11,700         15,400             --
  Debt assumed in acquisition                                                        3,026             --          3,131
  Long-term and short-term debt repayments                                          (3,103)        (2,678)       (23,698)
  Dividends paid                                                                    (8,785)        (8,780)        (8,683)
  Other, net                                                                           550            469            412
------------------------------------------------------------------------------------------------------------------------
Net cash flow provided by financing activities                                       3,388          4,411          1,162
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and short-term investments                             711         (8,907)         8,818
Cash and short-term investments at beginning of year                                 2,122         11,029          2,211
------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                                    $  2,833       $  2,122       $ 11,029
========================================================================================================================

Supplemental cash flow information:
  Income taxes paid                                                               $  1,272       $  2,826       $  5,615
  Interest paid                                                                   $ 10,515       $  9,627       $  8,644
========================================================================================================================

The accompanying notes are an integral part of the financial statements.




                                      Angelica Corporation and Subsidiaries  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company provides textile rental and laundry services principally to healthcare institutions and to a limited extent to hotels, motels and restaurants, in or near major metropolitan areas in the United States. The Company is a manufacturer and marketer of uniforms and business career apparel for a wide variety of institutions and businesses in the United States, Canada and the United Kingdom. The Company operates a nationwide chain of specialty retail stores primarily for nurses and other healthcare professionals.

PRINCIPLES OF CONSOLIDATION
All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.
      Textile service revenues are recognized at the time the service is provided to the customer. Net sales are recognized at the time the merchandise is shipped to or picked up by the customer.
      Certain amounts in prior years have been reclassified to conform to current year presentation.
      Fiscal year 1998 included 53 weeks; fiscal years 1997 and 1996 included 52 weeks.

USE OF ESTIMATES
These financial statements have been prepared on the accrual basis of accounting, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

FOREIGN CURRENCY TRANSLATION
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. The cumulative effect of this method is reflected as a separate component of shareholders' equity.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.
      Inventories were comprised of the following:


(Dollars in thousands)                               1998           1997
------------------------------------------------------------------------
Raw materials                                    $ 25,577       $ 30,961
Work in process                                     6,811          6,366
Finished goods                                     71,703         74,129
------------------------------------------------------------------------
                                                 $104,091       $111,456
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

EARNINGS PER SHARE
The Company has adopted SFAS No. 128 for all periods. Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed by dividing the net income applicable to Common shareholders by the weighted average number of Common and Common equivalent shares outstanding. The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 1998, 1997 and 1996:


(Dollars and shares in thousands,
except per share amounts)                        1998         1997        1996
------------------------------------------------------------------------------
Average shares outstanding                      9,151        9,143       9,139
Effect of dilutive securities --
  option shares                                     2           14           1
------------------------------------------------------------------------------
Average shares outstanding,
  adjusted for dilutive effects                 9,153        9,157       9,140
==============================================================================

Net income (loss)                             $(6,898)      $8,022      $1,141
Basic earnings (loss)
  per share                                      (.75)         .88         .13
Diluted earnings (loss)
  per share                                      (.75)         .88         .13
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments


22  Angelica Corporation and Subsidiaries

(securities with an original maturity date of less than three months) as cash equivalents.

LONG-LIVED ASSETS
In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company periodically assesses the carrying value of its long-lived assets and recognizes impairment losses if it is determined the carrying values are not recoverable.

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


(Dollars in thousands)                            1998        1997        1996
------------------------------------------------------------------------------
Service cost (benefits earned
  during the year)                             $   706     $   697     $   536
Interest cost on projected
  benefit obligation                             1,179       1,050       1,034
(Increase) decrease in
  value of assets                               (2,752)     (1,681)     (3,089)
Net amortization and deferrals                   1,640         676       2,106
------------------------------------------------------------------------------
Net pension expense                            $   773     $   742     $   587
==============================================================================

      The funded status of the plan and the net pension liability at January 1, 1998 and January 1, 1997 were as follows:


                                                       January 1,  January 1,
(Dollars in thousands)                                       1998        1997
-----------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefits                                        $(15,587)   $(14,459)
  Nonvested benefits                                         (237)       (158)
-----------------------------------------------------------------------------
Accumulated benefit obligation                            (15,824)    (14,617)
Effect of projected future
  compensation levels                                      (2,038)     (2,115)
-----------------------------------------------------------------------------
Projected benefit obligation                              (17,862)    (16,732)
Plan assets at fair value, primarily
  listed stocks and
  Government securities                                    18,787      16,844
-----------------------------------------------------------------------------
Plan assets more than projected
  benefit obligation                                          925         112
Unrecognized obligation at transition                       1,050       1,184
Unrecognized net gains                                     (4,220)     (2,948)
Unrecognized prior service cost                               210         230
-----------------------------------------------------------------------------
Net pension liability                                    $ (2,035)   $ (1,422)
=============================================================================

      In determining the projected benefit obligation, the following actuarial assumptions were used:

                                                             1998        1997
-----------------------------------------------------------------------------
Discount rate                                                7.00%       7.25%
Compensation increase rate                                   6.00%       6.00%
Long-term rate of return                                     8.50%       8.50%
=============================================================================

      The Company does not provide retirees with post-retirement benefits other than pensions.

3. SHORT-TERM AND LONG-TERM DEBT

The following table summarizes information with respect to short-term debt for 1998 and 1997:


(Dollars in thousands)                                        1998        1997
------------------------------------------------------------------------------
Average amount of short-term debt
 during the year                                           $29,792      $5,717
Weighted average interest rate:
  During the year                                             5.80%       5.57%
  At year end                                                 5.88%       5.42%
==============================================================================

Long-term debt consisted of the following:


(Dollars in thousands)                                        1998        1997
------------------------------------------------------------------------------
10.2% notes to insurance company,
  due annually to 2004                                    $ 37,375    $ 39,375
9.15% notes to insurance
  companies, due 2001                                       25,000      25,000
8.225% notes to insurance
  companies, due 2006                                       30,000      30,000
6.84% note to bank, due quarterly to 1999                    2,845       2,977
76% of prime rate industrial development
  revenue bond, due quarterly to 2000                        1,238       1,687
Other long-term debt including
  obligations under capital leases                           3,571       1,067
------------------------------------------------------------------------------
                                                           100,029     100,106
Less -- current maturities                                   3,287       2,689
------------------------------------------------------------------------------
                                                          $ 96,742    $ 97,417
==============================================================================

      The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated net worth, as defined. As of January 31, 1998, the balance was $174,108,000.
      Aggregate maturities of long-term debt for each of the four years subsequent to January 30, 1999, are $5,831,000, $3,014,000, $27,677,000 and
$6,662,000, respectively.
      Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 31, 1998 and January 25, 1997 was approximately $112,350,000 and $110,260,000, respectively.


                                      Angelica Corporation and Subsidiaries  23

4. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:


(Dollars in thousands)                            1998        1997        1996
------------------------------------------------------------------------------
Current:
  Federal                                      $(2,940)     $2,168      $4,045
  State                                           (490)        551         155
  Foreign                                          487         240        (322)
Deferred                                        (1,285)      1,957      (3,164)
------------------------------------------------------------------------------
                                               $(4,228)     $4,916      $  714
==============================================================================

      Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                  1998        1997        1996
------------------------------------------------------------------------------
Statutory rate                                    35.0%       35.0%       35.0%
State tax, net of Federal benefit                  3.4         3.2         3.4
Other, net                                         (.4)        (.2)         .1
------------------------------------------------------------------------------
                                                  38.0%       38.0%       38.5%
==============================================================================

      The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                                    January 31,    January 25,
(Dollars in thousands)                                     1998           1997
------------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                                $  4,948       $  4,508
  Insurance reserves not yet deductible                   3,789          4,580
  Customer contracts                                      3,377          3,340
  Other                                                   4,580          2,699
------------------------------------------------------------------------------
                                                         16,694         15,127
------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                          (11,698)        (9,257)
  Linen amortization                                     (9,682)       (12,340)
  Other                                                  (1,400)          (901)
------------------------------------------------------------------------------
                                                        (22,780)       (22,498)
------------------------------------------------------------------------------
Net deferred tax liabilities                           $ (6,086)      $ (7,371)
==============================================================================

      Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $2,467,000. The unrecognized deferred tax liability related to these temporary differences was $268,000.

5. PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 31, 1998 no shares of Class A or Class B were outstanding.

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

7. RESTRUCTURING CHARGES

During the third quarter of fiscal 1998, the Company recorded restructuring and other charges of $23,247,000 ($14,413,000 after-tax or $1.57 per share). These charges consisted of inventory writedowns of $1,063,000 included in cost of textile services and $7,500,000 included in cost of goods sold and of other charges totaling $14,684,000 included in restructuring charge. The restructuring charge related primarily to the consolidation, closing and sale of Textile Services and Manufacturing and Marketing plants. These costs included writedowns to the carrying values of plants closed and other assets, and the accrual of severance costs associated with the related elimination of personnel. The restructuring charge was composed of $2,393,000 in cash expenditures and $12,291,000 in reduction of asset carrying values. As of January 31, 1998, $12,968,000 had been charged to the restructuring reserve and the remaining reserve of $1,716,000 is expected to be utilized during fiscal 1999.
      During the fourth quarter of fiscal 1996, the Company recorded a restructuring charge of $14,145,000 ($8,700,000 after-tax or $.95 per share). The restructuring charge related primarily to the consolidation and closing of Textile Services plants, the reduction of selected product lines in the Manufacturing and Marketing segment and the sale or contraction of certain Canadian operations. These costs included (i) writedowns to the carrying values of plants closed, idle facilities and other assets, (ii) related inventory adjustments and (iii) the accrual of severance costs associated with the elimination of approximately 450 positions. As of January 31, 1998 the reserve had been substantially utilized.


24  Angelica Corporation and Subsidiaries

8. STOCK-BASED COMPENSATION PLANS

The Company has various stock option and stock bonus plans which provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for options to be granted at an option price below fair market value. Options are exercisable not less than six months nor more than 10 years after the date of grant.
      The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards.
      A summary of the status of the Company's stock option plans for fiscal years 1998, 1997 and 1996 and changes during the years then ended is presented in the table below:

                                                                    1998                    1997                    1996
                                                    --------------------    --------------------    --------------------
                                                                Weighted                Weighted                Weighted
                                                                 Average                 Average                 Average
                                                                Exercise                Exercise                Exercise
                                                      Shares       Price      Shares       Price      Shares       Price
------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                     672,175      $26.91     488,125      $30.45     399,331      $31.72
Granted                                              123,000       21.35     221,250       19.82     103,250       25.35
Exercised                                                 --          --          --          --      (1,000)      22.81
Lapsed/Canceled                                      (97,650)      31.00     (37,200)      31.05     (13,456)      29.82
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           697,525      $25.36     672,175      $26.91     488,125      $30.45
========================================================================================================================
Options exercisable at year end                      346,760      $29.41     324,255      $31.85     243,770      $32.32
========================================================================================================================
Options available for future grant                   420,447                 452,627                 648,088
========================================================================================================================
Weighted average fair value for options
   granted during the year                             $4.40                   $5.00                   $7.59
========================================================================================================================

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1998, 1997 and 1996, respectively: risk free interest rates of 6.0%, 6.4% and 7.2%; expected dividend yields of 3.7%, 3.5% and 3.3%; volatilities of 19.3%, 18.5% and 17.1%; and expected lives of 7 to 9 years in all periods. The range of exercise prices for the 697,525 options outstanding at year end was $18.00 to $37.50, and the weighted-average remaining contractual life was 5.5 years.
      Had compensation expense for the Company's 1998, 1997 and 1996 grants for stock-based compensation plans been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below (in thousands except per share data):

                                                 1998         1997        1996
------------------------------------------------------------------------------
Net income (loss) --
  As reported                                 $(6,898)      $8,022      $1,141
  Pro forma                                    (7,257)       7,746       1,035
Earnings per share --
  As reported                                 $  (.75)      $  .88      $  .13
  Pro forma                                      (.79)         .85         .11
==============================================================================

      SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

9. COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 31, 1998:

                                                               Operating
(Dollars in thousands)                                            Leases
------------------------------------------------------------------------
1999                                                             $ 7,507
2000                                                               6,083
2001                                                               4,773
2002                                                               3,650
2003                                                               2,930
Later years                                                        6,467
------------------------------------------------------------------------
Total minimum lease payments                                     $31,410
========================================================================

      Rental expense for all operating leases consisted of:


(Dollars in thousands)                            1998        1997        1996
------------------------------------------------------------------------------
Minimum rentals                                $16,835     $16,528     $16,415
Contingent rentals                                 373         374         345
------------------------------------------------------------------------------
                                               $17,208     $16,902     $16,760
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


                                      Angelica Corporation and Subsidiaries  25

10. BUSINESS SEGMENT INFORMATION

      The Company operates principally in three industry segments: Textile Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                                  1998           1997           1996           1995           1994
------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                  $286,886       $261,349       $254,893       $244,496       $215,248
  Manufacturing and marketing                        180,711        176,638        180,845        178,584        174,985
  Retail sales                                        84,733         77,860         71,803         68,876         56,732
  Intersegment sales                                 (25,806)       (26,628)       (20,527)       (19,124)       (19,837)
------------------------------------------------------------------------------------------------------------------------
                                                    $526,524       $489,219       $487,014       $472,832       $427,128
========================================================================================================================
Earnings
  Textile services (Note 7)                         $ 18,273       $ 13,306       $ 17,069       $ 20,153       $ 19,011
  Manufacturing and marketing (Note 7)                (6,525)         6,015          5,728          7,003          6,962
  Retail sales                                         8,305          7,663          6,706          6,270          4,125
  Restructuring charge (Note 7)                      (14,684)            --        (14,145)            --             --
  Interest, corporate expenses and other, net        (16,395)       (14,044)       (13,367)       (12,447)       (12,183)
  Eliminations                                          (100)            (2)          (136)           275            145
------------------------------------------------------------------------------------------------------------------------
                                                    $(11,126)      $ 12,938       $  1,855       $ 21,254       $ 18,060
========================================================================================================================
Assets (as of year end)
  Textile services                                  $182,430       $182,738       $164,390       $165,499       $149,909
  Manufacturing and marketing                        150,265        149,501        146,340        153,192        152,780
  Retail sales                                        29,422         28,543         26,182         26,120         20,498
  Corporate                                           16,592         13,322         16,315          8,737          9,674
------------------------------------------------------------------------------------------------------------------------
                                                    $378,709       $374,104       $353,227       $353,548       $332,861
========================================================================================================================
Depreciation
  Textile services                                  $  8,205       $  7,836       $  8,215       $  8,032       $  7,833
  Manufacturing and marketing                          3,705          3,921          4,052          3,775          3,751
  Retail sales                                         1,719          1,561          1,442          1,390          1,210
  Corporate                                              104             97             88            100             78
------------------------------------------------------------------------------------------------------------------------
                                                    $ 13,733       $ 13,415       $ 13,797       $ 13,297       $ 12,872
========================================================================================================================
Capital additions, net
  Textile services                                  $ 15,776       $ 19,014       $  4,664       $  6,454       $  5,055
  Manufacturing and marketing                          2,913          3,243          2,921          3,587          2,475
  Retail sales                                         2,606          1,291          1,118          1,280            940
  Corporate                                               43             55             57            145            300
------------------------------------------------------------------------------------------------------------------------
                                                    $ 21,338       $ 23,603       $  8,760       $ 11,466       $  8,770
========================================================================================================================

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



26  Angelica Corporation and Subsidiaries

11. UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 1998 and 1997 are shown below:



Fiscal 1998 Quarter Ended
(Dollars in thousands, except per share amounts)             April 26        July 26     October 25     January 31
------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                           $ 71,534       $ 72,205       $ 71,737       $ 71,410
  Manufacturing and marketing                                  42,412         43,518         45,087         49,694
  Retail sales                                                 20,369         19,913         22,156         22,295
  Intersegment sales                                           (6,958)        (6,416)        (6,190)        (6,242)
------------------------------------------------------------------------------------------------------------------
                                                              127,357        129,220        132,790        137,157
------------------------------------------------------------------------------------------------------------------
Gross profit
  Textile services (Note 7)                                    13,651         13,090         12,032         13,315
  Manufacturing and marketing (Note 7)                          8,008          7,747          1,929         10,372
  Retail sales                                                 11,015         10,862         12,174         11,937
------------------------------------------------------------------------------------------------------------------
                                                               32,674         31,699         26,135         35,624
------------------------------------------------------------------------------------------------------------------
Restructuring charge (Note 7)                                      --             --         14,684             --
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $  1,976       $  1,300       $(11,818)      $  1,644
==================================================================================================================
Basic and diluted earnings (loss) per share                  $    .22       $    .14       $  (1.29)      $    .18
==================================================================================================================

Fiscal 1997 Quarter Ended
(Dollars in thousands, except per share amounts)             April 27        July 27     October 26     January 25
------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                           $ 65,212       $ 65,306       $ 64,812       $ 66,019
  Manufacturing and marketing                                  44,585         45,367         44,959         41,727
  Retail sales                                                 18,548         18,584         20,984         19,744
  Intersegment sales                                           (6,704)        (6,669)        (6,505)        (6,750)
------------------------------------------------------------------------------------------------------------------
                                                              121,641        122,588        124,250        120,740
------------------------------------------------------------------------------------------------------------------
Gross profit
  Textile services                                             13,174         11,746         10,229         10,392
  Manufacturing and marketing                                   9,152          9,994          9,887          8,332
  Retail sales                                                 10,108         10,133         11,542         10,594
------------------------------------------------------------------------------------------------------------------
                                                               32,434         31,873         31,658         29,318
------------------------------------------------------------------------------------------------------------------
Net income                                                   $  3,057       $  2,677       $  1,824       $    464
==================================================================================================================
Basic and diluted earnings per share                         $    .33       $    .30       $    .20       $    .05
==================================================================================================================



                                      Angelica Corporation and Subsidiaries  27

REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

To Angelica Corporation:
We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 31, 1998 and January 25, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 31, 1998 and January 25, 1997, and the results of their operations and their cash flows for each of three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


ARTHUR ANDERSEN LLP
St. Louis, Missouri
March 17, 1998



REPORT OF
AUDIT COMMITTEE

The Audit Committee consists of three non-employee members of the Board of Directors and has regular meetings four times a year. The Committee is responsible for recommending to the Board the appointment of the Company's independent public accountants, for review and monitoring of the Company's financial reports, internal controls, accounting practices and for review of the scope of the audits performed by the independent public accountants and internal auditors. The Committee also monitors compliance with Angelica's Code of Conduct.
      At its quarterly meetings, the Audit Committee reviews the financial results for the preceding fiscal quarter or entire fiscal year and has the opportunity to review related press releases and reports to shareholders. No public release of financial results is made until Audit Committee approval has been obtained. At these meetings the Committee also reviews the progress being made in accomplishing the annual internal audit plan.
      The Committee also discusses at its meetings audit and financial reporting matters with representatives of Management and the independent public accountants. Among the matters discussed are the scope, timing and fees for the annual audit by the independent public accountants, and the results of the quarterly reviews and annual audit, including any recommendations for improvements to internal financial controls. The independent public accountants, as well as the chief internal auditor, have the opportunity to meet privately with the Committee at any of its meetings.


/s/ H. Edwin Trusheim


H. EDWIN TRUSHEIM
Chairman of the
Audit Committee


REPORT OF
MANAGEMENT

The Management of Angelica Corporation is responsible for the preparation and integrity of all financial information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles, and necessarily include amounts based on informed judgments and estimates of Management.
      The Company seeks to assure the integrity and objectivity of the data in the financial statements through a system of internal accounting controls. These controls, augmented by the Company's internal audit function, are designed to provide reasonable assurance that assets are properly safeguarded and transactions are executed in accordance with proper authorization. Necessary records are maintained to provide accurate data for the preparation of financial statements and for audit purposes.
      The Company's independent public accountants, Arthur Andersen LLP, are engaged to audit the financial statements and to render an opinion thereon, which appears on this page. Their audit considered the Company's system of internal accounting controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.
      The Company's Code of Conduct requires employees to maintain the highest standard of ethical conduct in all their business activities, and compliance is regularly monitored.


/s/ Don W. Hubble


DON W. HUBBLE
Chairman, President and
Chief Executive Officer


/s/ Theodore M. Armstrong


THEODORE M. ARMSTRONG
Senior Vice President and
Chief Financial Officer



28  Angelica Corporation and Subsidiaries

FINANCIAL SUMMARY--6 YEARS


For Years Ended                                  January 31,    January 25, January 27,    January 28, January 29, January 30,
(Dollars in thousands, except per share amounts)        1998           1997        1996           1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and textile service revenues         $526,524       $489,219    $487,014       $472,832    $427,128    $430,797
Gross profit                                         126,132        125,283     127,474        126,823     116,199     117,297
Operating expenses and other, net,
  excluding interest expense                         111,872        102,757     102,370         97,663      90,695      87,524
Restructuring and other charges                       14,684<Fa>         --      14,145<Fb>         --          --          --
Interest expense                                      10,702          9,588       9,104          7,906       7,444       7,520
Income before income taxes
  and cumulative effect of accounting change         (11,126)        12,938       1,855         21,254      18,060      22,253
Provision (benefit) for income taxes                  (4,228)         4,916         714          8,183       6,909       8,450
Income (loss) before cumulative
  effect of accounting change                         (6,898)         8,022       1,141         13,071      11,151      13,803
Cumulative effect of accounting change                    --             --          --             --          --       1,984<Fc>
Net income (loss)                                   $ (6,898)      $  8,022    $  1,141       $ 13,071    $ 11,151    $ 15,787
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Diluted earnings (loss)                             $   (.75)<Fa>  $    .88    $    .13<Fb>   $   1.44    $   1.23    $   1.71<Fc>
Cash dividends paid                                      .96            .96         .95            .94         .93         .92
Common shareholders' equity                         $  18.97       $  20.73    $  20.73       $  21.57    $  21.13    $  20.88
------------------------------------------------------------------------------------------------------------------------------
RATIOS
Current ratio (current assets to
   current liabilities)                             2.6 to 1       3.3 to 1    5.0 to 1       3.2 to 1    4.0 to 1    4.7 to 1
Percent long-term debt to
  long-term debt and equity                             35.7%          34.0%       34.6%          26.2%       27.3%       29.2%
Gross profit margin                                     24.0%          25.6%       26.2%          26.8%       27.2%       27.2%
Pretax profit margin                                   (2.1)%           2.6%         .4%           4.5%        4.2%        5.2%
Effective tax rate                                      38.0%          38.0%       38.5%          38.5%       38.3%       38.0%
Net income (loss) margin                               (1.3)%           1.6%         .2%           2.8%        2.6%        3.7%
Return on average shareholders' equity                 (4.1)%           4.2%         .4%           6.7%        5.8%        8.2%
Return on average total assets                         (1.8)%           2.2%         .3%           3.8%        3.4%        4.8%
------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                     $141,999       $163,015    $181,043       $150,734    $157,188    $161,129
Additions to property and equipment, net              21,338         23,603       8,760         11,466       8,770       9,889
Depreciation expense                                  13,733         13,415      13,797         13,297      12,872      12,578
Long-term debt, less current maturities               96,742         97,417     100,103         69,683      72,255      78,175
Total assets                                        $378,709       $374,104    $353,227       $353,548    $332,861    $326,657
Average number of shares of
  Common Stock outstanding                         9,153,358      9,156,861   9,139,961      9,107,262   9,089,365   9,217,199
Approximate number of employees                        9,400         10,100       9,700          9,800       9,500       9,000
------------------------------------------------------------------------------------------------------------------------------

<Fa>  Portion of $23,247 restructuring and other charges taken in third quarter of fiscal 1998. Effect on net income per share is a reduction of $1.57.
<Fb>  Restructuring charge taken in fourth quarter of fiscal 1996. Effect on net income per share is a reduction of $.95.
<Fc>  Includes cumulative effect to February 1, 1992 of implementing SFAS No.
      109, "Accounting for Income Taxes." Cumulative effect on net income per share is $.21.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.


                                      Angelica Corporation and Subsidiaries  29