Form 10-K405, Exhibit 13
period 1999-01-30
ANGELICA CORP /NEW/
filed 1999-04-27
CIK 6571

FINANCIAL SUMMARY - 6 YEARS
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                  January 30,    January 31,   January 25,  January 27,   January 28,   January 29,
(Dollars in thousands, except per share amounts)        1999           1998          1997         1996          1995          1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and textile service revenues         $491,645       $526,524      $489,219     $487,014      $472,832      $427,128
Gross profit                                         132,405        126,132       125,283      127,474       126,823       116,199
Operating expenses and other, net,
  excluding interest expense                         108,337        111,872       102,757      102,370        97,663        90,695
Restructuring and other charges                           --         14,684 <Fa>       --       14,145 <Fb>       --            --
Interest expense                                       9,726         10,702         9,588        9,104         7,906         7,444
Income before income taxes                            14,342        (11,126)       12,938        1,855        21,254        18,060
Provision (benefit) for income taxes                   5,450         (4,228)        4,916          714         8,183         6,909
Net income (loss)                                   $  8,892       $ (6,898)     $  8,022     $  1,141      $ 13,071      $ 11,151

----------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Diluted earnings (loss)                             $    .99       $   (.75)<Fa> $    .88     $    .13 <Fb> $   1.44      $   1.23
Cash dividends paid                                      .96            .96           .96         0.95           .94           .93
Common shareholders' equity                         $  19.12       $  18.97      $  20.73     $  20.73      $  21.57      $  21.13

----------------------------------------------------------------------------------------------------------------------------------

RATIOS AND PERCENTAGES
Current ratio (current assets to current
  liabilities)                                      3.2 to 1       2.6 to 1      3.3 to 1     5.0 to 1      3.2 to 1      4.0 to 1
Long-term debt to long-term debt and equity            35.4%          35.7%         34.0%        34.6%         26.2%         27.3%
Gross profit margin                                    26.9%          24.0%         25.6%        26.2%         26.8%         27.2%
Pretax profit margin                                    2.9%         (2.1)%          2.6%         0.4%          4.5%          4.2%
Effective tax rate                                     38.0%          38.0%         38.0%        38.5%         38.5%         38.3%
Net income (loss) margin                                1.8%         (1.3)%          1.6%         0.2%          2.8%          2.6%
Return on average shareholders' equity                  5.2%         (4.1)%          4.2%         0.4%          6.7%          5.8%
Return on average total assets                          2.5%         (1.8)%          2.2%         0.3%          3.8%          3.4%

----------------------------------------------------------------------------------------------------------------------------------

OTHER SELECTED DATA
Working capital                                     $136,071       $141,999      $163,015     $181,043      $150,734      $157,188
Additions to property and equipment, net               8,654         21,338        23,603        8,760        11,466         8,770
Depreciation expense                                  13,916         13,733        13,415       13,797        13,297        12,872
Cash flow from operating activities                   60,472         26,049        17,445       27,059        27,598        21,059
Long-term debt, less current maturities               90,910         96,742        97,417      100,103        69,683        72,255
Total assets                                        $339,090       $378,709      $374,104     $353,227      $353,548      $332,861
Average number of shares of
  Common Stock outstanding                         9,014,070      9,153,358     9,156,861    9,139,961     9,107,262     9,089,365
Approximate number of associates                       8,600          9,400        10,100        9,700         9,800         9,500
----------------------------------------------------------------------------------------------------------------------------------

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


PAGE 18  Angelica Corporation

FINANCIAL REVIEW
ANGELICA CORPORATION AND SUBSIDIARIES

FINANCIAL CONDITION

At the end of fiscal 1999, the financial condition of the Company was excellent. Working capital of $136.1 million and a current ratio of 3.2 to 1 were both very strong. Examining the components of working capital, current assets decreased $32.0 million in the year, with the largest change being a decrease of $15.5 million in inventories. Receivables were down $12.2 million in the year, and receivable days outstanding decreased to 55 versus 61 at the end of last year. Current liabilities decreased $26.1 million as a result of the repayment of all short-term debt during the year.

     Cash flow generated by operations was extremely strong in fiscal 1999, increasing to a record $60.5 million from $26.0 million in the prior year, largely as a result of working capital reductions. Cash used in investing activities of $8.9 million was $19.9 million lower than the prior year. Capital expenditures were down $12.7 million, largely due to the completion of three new textile services plants in fiscal 1998. Acquisition expenditures of $2.3 million decreased by $21.3 million from the prior year. Cash flow used in financing activities was $47.6 million, including $27.1 million for repayment of short-term debt, $8.8 million for repurchase of stock and $8.7 million of dividends paid.

     No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

YEAR 2000 COMPLIANCE

The Company is working to resolve the effect that the Year 2000 (Y2K) issue has on its business and information systems. This process began in 1996 with a comprehensive impact analysis to determine the scope, requirements and cost of this effort. All significant systems requiring modification or replacement have been identified. Currently, the process is in various stages of completion on different systems. All in-house developed software has been modified, tested, and is currently in production and compliant. Third-party software, including packages, is being made Y2K compliant using a combination of internal resources and outside contractors and vendors. Compliancy letters have been received from all software vendors stating that they are, or will be, Y2K compliant. The Company has engaged in a fairly aggressive process to gain commitments from major suppliers to ensure that their systems are Y2K compliant. Statements have been received from 100 percent of major suppliers and from 50 percent of all suppliers. The Company is also in the midst of addressing its Y2K issues which may not be information technology based, including contingencies to address unforeseen problems.

     The Company is currently working on an integrated systems testing plan that will be conducted in the first quarter of 1999, which includes simulating a January, 2000 date for the purpose of integrated testing of all systems in a production environment.

     While the Company currently believes it will complete its Y2K effort by September, 1999, failure to do so, or the failure of the Company's major suppliers, vendors, governmental entities and other third parties with which the Company has business dealings to modify or replace their systems, could affect the Company's operations in unforeseen ways and, thus, have a material adverse effect on the Company's future financial condition and operating results. The most reasonably likely worst-case scenario of failure, by the Company or its suppliers, to resolve the Y2K issue, would be a temporary slowdown of operations at one or more of the Company's facilities. The Company is currently reviewing contingency options, including manual alternatives to systems operation, which would minimize the risks of any such unresolved Y2K problem.

     The cost of the Y2K effort is estimated at $2.6 million, of which approximately $2.3 million had been expended as of January 30, 1999. The Y2K costs are expensed as incurred, and amounts associated with newly-purchased software are capitalized. These costs are being funded through operating cash flows.

FORWARD-LOOKING STATEMENTS DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe-harbor" for forward-looking statements. This report contains forward-looking statements that reflect the Company's current views with respect to future events, financial resources and Y2K issues. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, competitive and general economic conditions, the achievement of operating efficiencies and optimizing costs without deterioration in customer service and the timely resolution of the Y2K issue by the Company, its customers and suppliers.


                                                   1999 Annual Report  PAGE 19

ANALYSIS OF FISCAL 1999 OPERATIONS COMPARED TO 1998

In fiscal 1999, combined sales and textile service revenues of $491.6 million were $34.9 million or 6.6 percent lower than last year. Part of the decrease was due to fiscal 1999 having 52 weeks, whereas fiscal 1998 had 53 weeks. In the Textile Services segment, revenues decreased $29.4 million or 10.3 percent, with the decline largely due to the divestiture of the Las Vegas casino laundry business in the prior year. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $9.3 million or 5.2 percent lower than the prior year. Most of this decrease was due to the sale of the Marlin/Prestige unit of the U.S. operations in the second quarter of fiscal 1999 and the one less week this year. Both the United Kingdom (sold after year end) and Canadian operations had lower sales. Life Retail sales rose $.9 million or 1.1 percent due to acquisitions and the opening of new stores, offset in part by a 0.5 percent decline in same-store sales.

     The gross profit percent to combined sales and textile service revenues in fiscal 1999 was 26.9 percent, up from 25.6 percent in the prior year, excluding the effect of the restructuring in that year. Gross margins in the Textile Services segment were up due to improvements in plant operating efficiency and to lower workers' compensation costs. In the Manufacturing and Marketing segment, gross margins were up reflecting lower costs gained through increased foreign sourcing. In the Life Retail Store segment, gross margins were down in fiscal 1999 versus the prior year due principally to aggressive pricing actions taken against discount competitors.

     Selling, general and administrative expenses decreased 3.0 percent in fiscal 1999, but as a percentage of combined sales and textile service revenues they increased from 20.7 percent in the prior year to
21.5 percent in the current year. Interest expense of $9.7 million in fiscal 1999 decreased from $10.7 million in the prior year due to elimination of short-term debt during the year. The effective tax rate of 38.0 percent in fiscal 1999 was unchanged from the prior year.

ANALYSIS OF FISCAL 1998 OPERATIONS COMPARED TO 1997

Combined sales and textile service revenues in fiscal 1998 were $526.5 million, an increase of $37.3 million or 7.6 percent over the prior year. Part of the increase was due to fiscal 1998 having 53 weeks, whereas fiscal 1997 had 52 weeks. Excluding acquisitions, the increase would have been 4.0 percent. In the Textile Services segment, revenues increased $25.6 million or 9.8 percent as a result of the California co-op laundry acquisition early in fiscal 1998 plus modest price increases received on new and renewal contracts during the year. Manufacturing and Marketing segment sales, before deduction for intersegment sales, were $4.1 million or 2.3 percent higher than the prior year, with most of the increase resulting from the 53rd week in fiscal 1998. Sales of Life Retail Stores increased 8.7 percent or $6.8 million due largely to acquisitions, a 2.3 percent increase in same-store sales and the 53rd week in fiscal 1998.

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

     Selling, general and administrative expenses increased $8.9 million or 8.9 percent in fiscal 1998 compared with fiscal 1997. However, the percent of those expenses to combined sales and textile service revenues increased only slightly, with much of that increase related to consulting fees incurred during the year. Interest expense of $10.7 million in fiscal 1998 increased from $9.6 million in the prior year due to higher short-term debt levels. The effective tax rate of
38.0 percent in fiscal 1998 was unchanged from the prior year.


COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 1999 and fiscal 1998 were as follows:

                                              Fiscal 1999                             Fiscal 1998
                     ------------------------------------        --------------------------------
                        High            Low      Dividend           High         Low     Dividend
-------------------------------------------------------------------------------------------------
First Quarter        $24 1/2        $20 3/4          $.24        $19 7/8     $15 3/4         $.24
Second Quarter        23             20 1/2           .24         19 9/16     15 3/4          .24
Third Quarter         22 7/8         14 1/8           .24         21          17 1/2          .24
Fourth Quarter        19 3/8         15               .24         23 5/8      19              .24
=================================================================================================


PAGE 20  Angelica Corporation

CONSOLIDATED STATEMENTS OF INCOME
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                     January 30,    January 31,    January 25,
(Dollars in thousands, except per share amounts)           1999           1998           1997
---------------------------------------------------------------------------------------------
Textile service revenues                               $257,451       $286,886       $261,349
Net sales                                               234,194        239,638        227,870
---------------------------------------------------------------------------------------------
Combined sales and textile service revenues             491,645        526,524        489,219
---------------------------------------------------------------------------------------------
Cost of textile services (Note 7)                       205,798        234,797        215,809
Cost of goods sold (Note 7)                             153,442        165,595        148,127
---------------------------------------------------------------------------------------------
                                                        359,240        400,392        363,936
---------------------------------------------------------------------------------------------
Gross profit                                            132,405        126,132        125,283
Selling, general and administrative expenses            105,785        109,114        100,216
Restructuring charge (Note 7)                                --         14,684             --
---------------------------------------------------------------------------------------------
Income from operations                                   26,620          2,334         25,067
Interest expense                                         (9,726)       (10,702)        (9,588)
Other expense, net                                       (2,552)        (2,758)        (2,541)
---------------------------------------------------------------------------------------------
Income (loss) before income taxes                        14,342        (11,126)        12,938
Provision (benefit) for income taxes                      5,450         (4,228)         4,916
---------------------------------------------------------------------------------------------
Net income (loss)                                      $  8,892       $ (6,898)      $  8,022
=============================================================================================

Basic and diluted earnings (loss) per share            $    .99       $   (.75)      $    .88
=============================================================================================


The accompanying notes are an integral part of the financial statements.


                                                   1999 Annual Report  PAGE 21

CONSOLIDATED BALANCE SHEETS
ANGELICA CORPORATION AND SUBSIDIARIES

                                                                   January 30,    January 31,
(Dollars in thousands)                                                    1999           1998
---------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and short-term investments                                     $  6,876       $  2,833
  Receivables, less reserves of $2,623 and $2,510                       57,240         69,465
  Inventories                                                           88,630        104,091
  Linens in service                                                     39,030         42,622
  Prepaid expenses                                                       4,310          4,634
  Income taxes                                                           1,303          5,766
---------------------------------------------------------------------------------------------
Total Current Assets                                                   197,389        229,411
---------------------------------------------------------------------------------------------
Property and Equipment:
  Land                                                                   5,669          6,428
  Buildings and leasehold improvements                                  73,564         74,789
  Machinery and equipment                                              132,761        137,100
  Capitalized leased property                                            1,514          1,514
---------------------------------------------------------------------------------------------
                                                                       213,508        219,831
Less -- reserve for depreciation                                       111,877        111,638
---------------------------------------------------------------------------------------------
                                                                       101,631        108,193
---------------------------------------------------------------------------------------------
Other:
  Goodwill                                                               7,096          7,533
  Other acquired assets                                                  7,011          9,082
  Cash surrender value of life insurance                                18,640         16,485
  Miscellaneous                                                          7,323          8,005
---------------------------------------------------------------------------------------------
                                                                        40,070         41,105
---------------------------------------------------------------------------------------------
Total Assets                                                          $339,090       $378,709
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                     $     --       $ 27,100
  Current maturities of long-term debt                                   5,841          3,287
  Accounts payable                                                      24,635         21,980
  Accrued wages and other compensation                                   8,680          9,284
  Other accrued liabilities                                             22,162         25,761
---------------------------------------------------------------------------------------------
Total Current Liabilities                                               61,318         87,412
---------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                 90,910         96,742
---------------------------------------------------------------------------------------------
Other:
  Deferred compensation and other payments                              14,054         15,027
  Deferred income taxes                                                  7,005          5,420
---------------------------------------------------------------------------------------------
                                                                        21,059         20,447
---------------------------------------------------------------------------------------------
Shareholders' Equity:
  Common Stock, $1 par value, authorized 20,000,000 shares,
    issued: 9,471,538 shares                                             9,472          9,472
  Capital surplus                                                        4,196          4,196
  Retained earnings                                                    170,111        170,098
  Accumulated other comprehensive income                                (2,285)        (2,162)
  Common Stock in treasury, at cost: 800,830 and 293,482 shares        (15,691)        (7,496)
---------------------------------------------------------------------------------------------
                                                                       165,803        174,108
---------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                            $339,090       $378,709
=============================================================================================


The accompanying notes are an integral part of the financial statements.


PAGE 22  Angelica Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                     January 30,    January 31,    January 25,
(Dollars in thousands)                                     1999           1998           1997
---------------------------------------------------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
  Balance beginning of year                            $  9,472       $  9,472       $  9,472
---------------------------------------------------------------------------------------------
  Balance end of year                                  $  9,472       $  9,472       $  9,472
---------------------------------------------------------------------------------------------
CAPITAL SURPLUS
  Balance beginning of year                            $  4,196       $  4,196       $  4,196
---------------------------------------------------------------------------------------------
  Balance end of year                                  $  4,196       $  4,196       $  4,196
---------------------------------------------------------------------------------------------
RETAINED EARNINGS
  Balance beginning of year                            $170,098       $186,438       $187,328
    Net income (loss)                                     8,892         (6,898)         8,022
    Cash dividends                                       (8,715)        (8,785)        (8,780)
    Exercise of stock options/stock awards                 (164)          (657)          (132)
---------------------------------------------------------------------------------------------
  Balance end of year                                  $170,111       $170,098       $186,438
---------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance beginning of year                            $ (2,162)      $ (1,763)      $ (2,439)
    Translation adjustment                                 (123)          (399)           676
---------------------------------------------------------------------------------------------
  Balance end of year                                  $ (2,285)      $ (2,162)      $ (1,763)
---------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
  Balance beginning of year                            $ (7,496)      $ (9,102)      $ (9,027)
    Treasury stock purchased                             (8,781)            --           (671)
    Exercise of stock options/stock awards                  712          1,682            631
    Other changes during year                              (126)           (76)           (35)
---------------------------------------------------------------------------------------------
  Balance end of year                                  $(15,691)      $ (7,496)      $ (9,102)
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                      $165,803       $174,108       $189,241
=============================================================================================

COMPREHENSIVE INCOME
  Net income (loss)                                    $  8,892       $ (6,898)      $  8,022
  Change in cumulative translation adjustment              (123)          (399)           676
---------------------------------------------------------------------------------------------
                                                       $  8,769       $ (7,297)      $  8,698
=============================================================================================


The accompanying notes are an integral part of the financial statements.


                                                   1999 Annual Report  PAGE 23

CONSOLIDATED STATEMENTS OF CASH FLOW
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                     January 30,    January 31,    January 25,
(Dollars in thousands)                                     1999           1998           1997
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                    $  8,892       $ (6,898)      $  8,022
  Non-cash items included in net income (loss):
    Depreciation                                         13,916         13,733         13,415
    Amortization of acquisition costs                     3,400          3,589          3,460
    Restructuring and other charges                          --         23,247             --
  Change in working capital components, net of
   businesses acquired:
    Receivables, net                                     12,339         (2,772)           629
    Inventories and linens in service                    19,491          6,905        (11,326)
    Prepaid expenses                                        348           (426)          (468)
    Accounts payable                                      2,655            267          4,305
    Compensation and other accruals                      (4,203)        (2,888)         3,035
    Income taxes                                          4,463         (7,186)         1,103
  Cash surrender value of life insurance                 (2,155)        (2,030)        (1,860)
  Other, net                                              1,326            508         (2,870)
---------------------------------------------------------------------------------------------
Net cash flow provided by operating activities           60,472         26,049         17,445
---------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property and equipment, net           (8,654)       (21,338)       (23,603)
  Cost of businesses acquired                            (2,280)       (23,624)        (7,160)
  Disposition of property                                 2,080         16,236             --
---------------------------------------------------------------------------------------------
Net cash flow used in investing activities               (8,854)       (28,726)       (30,763)
---------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of short-term debt                  --         11,700         15,400
  Debt assumed in acquisition                                --          3,026             --
  Long-term and short-term debt repayments              (30,378)        (3,103)        (2,678)
  Repurchase of stock                                    (8,781)            --           (671)
  Dividends paid                                         (8,715)        (8,785)        (8,780)
  Other, net                                                299            550          1,140
---------------------------------------------------------------------------------------------
Net cash flow (used in) provided by financial
 activities                                             (47,575)         3,388          4,411
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and short-term
 investments                                              4,043            711         (8,907)
Cash and short-term investments at beginning of year      2,833          2,122         11,029
---------------------------------------------------------------------------------------------
Cash and short-term investments at end of year         $  6,876       $  2,833       $  2,122
=============================================================================================

Supplemental cash flow information:
  Income taxes paid (refunded)                         $   (583)      $  1,272       $  2,826
  Interest paid                                        $  9,831       $ 10,515       $  9,627
=============================================================================================


The accompanying notes are an integral part of the financial statements.


PAGE 24  Angelica Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ANGELICA CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company provides textile rental and laundry services principally to health care institutions and to a limited extent to hotels, motels and restaurants, in or near major metropolitan areas in the United States. The Company is a manufacturer and marketer of uniforms and business career apparel for a wide variety of institutions and businesses in the United States, Canada and until March 1, 1999, in the United Kingdom. The Company operates a nationwide chain of specialty retail stores primarily for nurses and other health care professionals.

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

     Fiscal years 1999 and 1997 included 52 weeks; fiscal year 1998 included 53 weeks.

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

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.

     Inventories were comprised of the following:


(Dollars in thousands)                            1999           1998
---------------------------------------------------------------------
Raw materials                                  $20,358       $ 25,577
Work in process                                  5,995          6,811
Finished goods                                  62,277         71,703
---------------------------------------------------------------------
                                               $88,630       $104,091
=====================================================================



LINENS IN SERVICE

Linens in service are stated at depreciated cost, not in excess of market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Renewals and betterments are capitalized.

     Property and equipment are depreciated over their expected useful lives (buildings - 15 to 40 years; machinery and equipment - three to 10 years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over their useful lives or lease terms, as appropriate.

GOODWILL AND OTHER ACQUIRED ASSETS

Goodwill, the excess of cost over net assets of businesses acquired, is being amortized on the straight-line basis over periods not exceeding 40 years. Other acquired assets, including customer contracts and noncompetition agreements, are being amortized on the straight-line basis generally over periods of three to seven years.

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

     The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 1999, 1998 and 1997:

(Dollars and shares in thousands,
except per share amounts)                                  1999           1998           1997
---------------------------------------------------------------------------------------------
Average shares outstanding                                9,006          9,151          9,143
Effect of dilutive securities -
  option shares                                               8              2             14
---------------------------------------------------------------------------------------------
Average shares outstanding,
  adjusted for dilutive effects                           9,014          9,153          9,157
=============================================================================================
Net income (loss)                                        $8,892        $(6,898)        $8,022
Basic earnings (loss) per share                             .99           (.75)           .88
Diluted earnings (loss) per share                           .99           (.75)           .88
---------------------------------------------------------------------------------------------

                                                   1999 Annual Report  PAGE 25

CONSOLIDATED STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months) as cash equivalents.

LONG-LIVED ASSETS

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company periodically assesses the carrying value of its long-lived assets and recognizes impairment losses if it is determined the carrying values are not recoverable.

2. RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative nonunion personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The funded status of the plan, the net pension liability at January 1, 1999 and January 1, 1998, and the net pension expense for 1999 and 1998 were as follows:

                                                     January 1,     January 1,
(Dollars in thousands)                                     1999           1998
------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year               $17,862        $16,732
  Service cost                                              635            706
  Interest cost                                           1,213          1,179
  Actuarial loss                                          1,002            214
  Benefits paid                                          (1,081)          (969)
------------------------------------------------------------------------------
Benefit obligation at end of year                        19,631         17,862
------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at
    beginning of year                                    18,787         16,844
  Actual return on plan assets                            3,437          2,728
  Employer contributions                                    107            184
  Benefits paid                                          (1,081)          (969)
------------------------------------------------------------------------------
Fair value of plan assets at end of year                 21,250         18,787
------------------------------------------------------------------------------
Net pension liability:
  Funded status                                           1,619            925
  Unrecognized actuarial gain                            (5,210)        (4,220)
  Unrecognized prior service cost                           190            210
  Unrecognized initial obligation                           916          1,050
------------------------------------------------------------------------------
Net pension liability at end of year                    $(2,485)       $(2,035)
==============================================================================


(Dollars in thousands)                                     1999           1998
------------------------------------------------------------------------------
Pension expense:
  Service cost                                          $   635        $   706
  Interest cost                                           1,213          1,179
  Expected return on plan assets                         (1,356)        (1,266)
  Amortization of prior service cost                         20             20
  Recognized actuarial loss                                 113            134
------------------------------------------------------------------------------
Net pension expense                                     $   625        $   773
==============================================================================

                                                           1999           1998
------------------------------------------------------------------------------
Actuarial assumptions used in determining
  projected benefit obligation:
    Discount rate                                          6.40%          7.00%
    Expected return on plan assets                         8.50%          8.50%
    Rate of compensation increase                          5.00%          6.00%
------------------------------------------------------------------------------


     The Company's 401(k) retirement savings plan provides retirement benefits to eligible domestic employees in addition to those provided by the defined benefit pension plan. The plan permits participants to voluntarily defer up to 12 percent of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a percentage of the employee's salary to the account of each eligible employee. The Company's policy is to fully fund this plan. The cost for this plan was $490,000, $516,000, and $484,000, for the fiscal years ended January 30, 1999, January 31, 1998, and January 25, 1997, respectively.

     The Company does not provide retirees with post-retirement benefits other than pensions.


3. SHORT-TERM AND LONG-TERM DEBT

The following table summarizes information with respect to short-term debt for 1999 and 1998:

(Dollars in thousands)                                     1999           1998
------------------------------------------------------------------------------
Average amount of short-term debt
  during the year                                       $12,780        $29,792
Weighted average interest rate:
  During the year                                          5.83%          5.80%
  At year end                                                --           5.88%
------------------------------------------------------------------------------

Long-term debt consisted of the following:

(Dollars in thousands)                                     1999           1998
------------------------------------------------------------------------------
10.2% notes to insurance company,
  due annually to 2004                                  $35,375       $ 37,375
9.15% notes to insurance companies,
  due 2001                                               25,000         25,000
8.225% notes to insurance companies,
  due 2006                                               30,000         30,000
6.84% note to bank, due quarterly to 1999                 2,703          2,845
76% of prime rate industrial development
  revenue bond, due quarterly to 2000                       788          1,238
Other long-term debt including obligations
  under capital leases                                    2,885          3,571
------------------------------------------------------------------------------
                                                         96,751        100,029
Less - current maturities                                 5,841          3,287
------------------------------------------------------------------------------
                                                        $90,910       $ 96,742
==============================================================================


PAGE 26  Angelica Corporation

     The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated net worth, as defined. As of January 30, 1999, the balance was $165,803,000.

     Aggregate maturities of long-term debt for each of the four years subsequent to January 29, 2000, are $3,014,000, $27,677,000, $6,662,000
and $14,247,000, respectively.

     Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 30,1999 and January 31, 1998 was approximately $106,330,000 and $112,350,000, respectively.

4. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

(Dollars in thousands)                                     1999           1998           1997
---------------------------------------------------------------------------------------------
Current:
  Federal                                               $ 4,966        $(2,940)        $2,168
  State                                                   1,383           (490)           551
  Foreign                                                   481            487            240
  Deferred                                               (1,380)        (1,285)         1,957
---------------------------------------------------------------------------------------------
                                                        $ 5,450        $(4,228)        $4,916
=============================================================================================


Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                           1999           1998           1997
---------------------------------------------------------------------------------------------
Statutory rate                                             35.0%          35.0%          35.0%
State tax, net of Federal benefit                           3.1            3.4            3.2
Other, net                                                  (.1)           (.4)           (.2)
---------------------------------------------------------------------------------------------
                                                           38.0%          38.0%          38.0%
=============================================================================================


The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                                    January 30,    January 31,
(Dollars in thousands)                                     1999           1998
------------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                                $  4,945       $  4,948
  Insurance reserves not yet deductible                   3,806          3,789
  Customer contracts                                      2,626          3,377
  Other                                                   6,913          4,580
------------------------------------------------------------------------------
                                                         18,290         16,694
------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                          (10,682)       (11,698)
  Linen amortization                                    (10,795)        (9,682)
  Other                                                  (1,519)        (1,400)
------------------------------------------------------------------------------
                                                        (22,996)       (22,780)
------------------------------------------------------------------------------
Net deferred tax liabilities                           $ (4,706)      $ (6,086)
==============================================================================


     Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $5,892,000. The unrecognized deferred tax liability related to these temporary differences was $295,000.

5. PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 30, 1999 no shares of Class A or Class B were outstanding.

6. SHAREHOLDER RIGHTS PLAN

The Company has a Shareholder Rights Plan, under which a Right is attached to each share of the Company's Common Stock. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's Common Stock by a person or group of affiliated or associated persons. Depending upon the circumstances, if the Rights become exercisable, the holders thereof may be entitled to purchase units of the Company's Class B Series 2 Junior Participating Preferred Stock, shares of the Company's Common Stock or shares of common stock of the surviving or acquiring company. The Rights will remain in existence until September 7, 2008, unless they are earlier exercised, redeemed or exchanged.

7. RESTRUCTURING CHARGES

During the third quarter of fiscal 1998, the Company recorded restructuring and other charges of $23,247,000 ($14,413,000 after tax or $1.57 per share). These charges consisted of inventory write-downs of $1,063,000 included in cost of textile services and $7,500,000 included in cost of goods sold and of other charges totaling $14,684,000 included in restructuring charge. The restructuring charge related primarily to the consolidation, closing and sale of Textile Services and Manufacturing and Marketing plants. These costs included write-downs to the carrying values of plants closed and other assets, and the accrual of severance costs associated with the related elimination of personnel. As of January 30, 1999, the reserve had been substantially utilized.

8. STOCK-BASED COMPENSATION PLANS

The Company has various stock option and stock bonus plans that provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for options to be granted at an option price below fair market value. Options are exercisable not less than six months nor more than 10 years after the date of grant.

     The Company applies APB Opinion No. 25, Accounting for Stock
Issued to Employees, in accounting for its plans.


                                                   1999 Annual Report  PAGE 27

Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards.

     A summary of the status of the Company's stock option plans for fiscal years 1999, 1998 and 1997 and changes during the years then ended is presented in the table below:

                                                                     1999                          1998                        1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted Average              Weighted Average            Weighted Average
                                                  Shares   Exercise Price       Shares   Exercise Price     Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                 697,525           $25.36      672,175           $26.91    488,125           $30.45
Granted                                          152,100            20.47      123,000            21.35    221,250            19.82
Exercised                                        (12,600)           19.00           --               --         --               --
Lapsed/canceled                                 (162,850)           27.28      (97,650)           31.00    (37,200)           31.05
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                       674,175           $23.91      697,525           $25.36    672,175           $26.91
===================================================================================================================================
Options exercisable at year end                  330,878           $27.06      346,760           $29.41    324,255           $31.85
===================================================================================================================================
Options available for future grant               322,143                       420,447                     452,627
===================================================================================================================================
Weighted average fair value for options
  granted during the year                          $4.54                         $4.40                       $5.00
===================================================================================================================================

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1999, 1998 and 1997, respectively: risk-free interest rates of 5.5%, 6.0% and 6.4%; expected dividend yields of 3.8%, 3.7% and 3.5%; volatilities of 21.5%, 19.3% and 18.5%;
and expected lives of 7 to 10 years in all periods. The range of exercise prices for the 674,175 options outstanding at year-end was $17.66 to $37.50, and the weighted-average remaining contractual life was 5.8 years.

     Had compensation expense for the Company's 1999, 1998 and 1997 grants for stock-based compensation plans been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below (in thousands except per share data):

                                                           1999           1998           1997
---------------------------------------------------------------------------------------------
Net income (loss) -
  As reported                                            $8,892        $(6,898)        $8,022
  Pro forma                                               8,426         (7,257)         7,746

Earnings (loss) per share -
  As reported                                            $  .99        $  (.75)        $  .88
  Pro forma                                                 .93           (.79)           .85
---------------------------------------------------------------------------------------------


     SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

9. COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 30, 1999:


                                                        Minimum
(Dollars in thousands)                                 Payments
---------------------------------------------------------------
2000                                                    $ 7,775
2001                                                      6,428
2002                                                      5,170
2003                                                      4,158
2004                                                      3,225
Later years                                               6,981
---------------------------------------------------------------
Total minimum lease payments                            $33,737
===============================================================


Rental expense for all operating leases consisted of:

(Dollars in thousands)                                     1999           1998           1997
---------------------------------------------------------------------------------------------
Minimum rentals                                         $15,991        $16,835        $16,528
Contingent rentals                                          370            373            374
---------------------------------------------------------------------------------------------
                                                        $16,361        $17,208        $16,902
=============================================================================================

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


PAGE 28  Angelica Corporation

10. BUSINESS SEGMENT INFORMATION

The Company operates principally in three industry segments: Textile Services, Manufacturing and Marketing, and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                                     1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                     $257,451       $286,886       $261,349       $254,893       $244,496
  Manufacturing and marketing                           171,378        180,711        176,638        180,845        178,584
  Retail sales                                           85,632         84,733         77,860         71,803         68,876
  Intersegment sales                                    (22,816)       (25,806)       (26,628)       (20,527)       (19,124)
---------------------------------------------------------------------------------------------------------------------------
                                                       $491,645       $526,524       $489,219       $487,014       $472,832
===========================================================================================================================
Earnings
  Textile services (Note 7)                            $ 20,864       $ 18,273       $ 13,306       $ 17,069       $ 20,153
  Manufacturing and marketing (Note 7)                    3,287         (6,525)         6,015          5,728          7,003
  Retail sales                                            5,466          8,305          7,663          6,706          6,270
  Restructuring charge (Note 7)                              --        (14,684)            --        (14,145)            --
  Interest, corporate expenses and other, net           (15,478)       (16,395)       (14,044)       (13,367)       (12,447)
  Eliminations                                              203           (100)            (2)          (136)           275
---------------------------------------------------------------------------------------------------------------------------
                                                       $ 14,342       $(11,126)      $ 12,938       $  1,855       $ 21,254
===========================================================================================================================
Assets (as of year end)
  Textile services                                     $164,803       $182,430       $182,738       $164,390       $165,499
  Manufacturing and marketing                           121,087        150,265        149,501        146,340        153,192
  Retail sales                                           31,590         29,422         28,543         26,182         26,120
  Corporate                                              21,610         16,592         13,322         16,315          8,737
---------------------------------------------------------------------------------------------------------------------------
                                                       $339,090       $378,709       $374,104       $353,227       $353,548
===========================================================================================================================
Depreciation
  Textile services                                     $  8,614       $  8,205       $  7,836       $  8,215       $  8,032
  Manufacturing and marketing                             3,142          3,705          3,921          4,052          3,775
  Retail sales                                            2,049          1,719          1,561          1,442          1,390
  Corporate                                                 111            104             97             88            100
---------------------------------------------------------------------------------------------------------------------------
                                                       $ 13,916       $ 13,733       $ 13,415       $ 13,797       $ 13,297
===========================================================================================================================
Capital additions, net
  Textile services                                     $  5,137       $ 15,776       $ 19,014       $  4,664       $  6,454
  Manufacturing and marketing                             1,250          2,913          3,243          2,921          3,587
  Retail sales                                            2,120          2,606          1,291          1,118          1,280
  Corporate                                                 147             43             55             57            145
---------------------------------------------------------------------------------------------------------------------------
                                                       $  8,654       $ 21,338       $ 23,603       $  8,760       $ 11,466
===========================================================================================================================


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



                                                   1999 Annual Report  PAGE 29

11. UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 1999 and 1998 are shown below:

Fiscal 1999 Quarter Ended
(Dollars in thousands, except per share amounts)                         May 2       August 1     October 31     January 30
---------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                                    $ 65,856       $ 63,958       $ 63,840       $ 63,797
  Manufacturing and marketing                                           48,032         44,651         40,368         38,327
  Retail sales                                                          20,798         20,153         23,149         21,532
  Intersegment sales                                                    (6,021)        (5,553)        (5,771)        (5,471)
---------------------------------------------------------------------------------------------------------------------------
                                                                       128,665        123,209        121,586        118,185
---------------------------------------------------------------------------------------------------------------------------
Gross profit
  Textile services                                                      13,600         12,754         11,808         13,491
  Manufacturing and marketing                                            9,614          8,721          8,061          9,118
  Retail sales                                                          11,263         10,853         12,226         10,896
---------------------------------------------------------------------------------------------------------------------------
                                                                        34,477         32,328         32,095         33,505
---------------------------------------------------------------------------------------------------------------------------
Net income                                                            $  2,428       $  1,800       $  2,822       $  1,842
===========================================================================================================================
Basic and diluted earnings per share                                  $    .26       $    .20       $    .31       $    .22
===========================================================================================================================

Fiscal 1998 Quarter Ended
(Dollars in thousands, except per share amounts)                      April 26        July 26     October 25     January 31
---------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile services                                                    $ 71,534       $ 72,205       $ 71,737       $ 71,410
  Manufacturing and marketing                                           42,412         43,518         45,087         49,694
  Retail sales                                                          20,369         19,913         22,156         22,295
  Intersegment sales                                                    (6,958)        (6,416)        (6,190)        (6,242)
---------------------------------------------------------------------------------------------------------------------------
                                                                       127,357        129,220        132,790        137,157
---------------------------------------------------------------------------------------------------------------------------
Gross profit
  Textile services (Note 7)                                             13,651         13,090         12,032         13,315
  Manufacturing and marketing (Note 7)                                   8,008          7,747          1,929         10,372
  Retail sales                                                          11,015         10,862         12,174         11,937
---------------------------------------------------------------------------------------------------------------------------
                                                                        32,674         31,699         26,135         35,624
---------------------------------------------------------------------------------------------------------------------------
Restructuring charge (Note 7)                                               --             --         14,684             --
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $  1,976       $  1,300      $ (11,818)      $  1,644
===========================================================================================================================
Basic and diluted earnings (loss) per share                           $    .22       $    .14      $   (1.29)      $    .18
===========================================================================================================================


PAGE 30  Angelica Corporation

REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

To Angelica Corporation:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

St. Louis, Missouri
March 16, 1999



REPORT OF
AUDIT COMMITTEE

The Audit Committee consists of four non-employee members of the Board of Directors and has regular meetings four times a year. The Committee is responsible for recommending to the Board the appointment of the Company's independent public accountants, for review and monitoring of the Company's financial reports, internal controls, accounting practices and for review of the scope of the audits performed by the independent public accountants and internal auditors. The Committee also monitors compliance with Angelica's Code of Conduct.

     At its quarterly meetings, the Audit Committee reviews the financial results for the preceding fiscal quarter or entire fiscal year and has the opportunity to review related press releases and quarterly reports to shareholders. No public release of financial results is made until Audit Committee approval has been obtained. At these meetings, the Committee also reviews the progress being made in accomplishing the annual internal audit plan.

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

     The Company's Code of Conduct requires employees to maintain the highest standard of ethical conduct in all of their business activities, and compliance is regularly monitored.

/s/ Don W. Hubble

DON W. HUBBLE

Chairman, President and
Chief Executive Officer


/s/ Theodore M. Armstrong

THEODORE M. ARMSTRONG

Senior Vice President and
Chief Financial Officer


                                                   1999 Annual Report  PAGE 31