Form 10-K405, Exhibit 13
period 2000-01-29
ANGELICA CORP /NEW/
filed 2000-04-25
CIK 6571

FINANCIAL SUMMARY - 6 YEARS
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended
(Dollars in thousands,                     January 29,    January 30,    January 31,    January 25,    January 27,    January 28,
except per share amounts)                         2000           1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and textile service revenues   $462,941       $491,645       $526,524       $489,219       $487,014       $472,832
Gross profit                                   125,111        132,405        126,132        125,283        127,474        126,823
Operating expenses and other, net,
 excluding interest expense                    108,104        108,337        111,872        102,757        102,370         97,663
Restructuring and other charges                     --             --         14,684<Fa>         --         14,145<Fb>         --
Interest expense                                 8,635          9,726         10,702          9,588          9,104          7,906
Income (loss) before income taxes                8,372         14,342        (11,126)        12,938          1,855         21,254
Provision (benefit) for income taxes             3,098          5,450         (4,228)         4,916            714          8,183
Net income (loss)                             $  5,274       $  8,892      $  (6,898)      $  8,022       $  1,141       $ 13,071

---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Diluted earnings (loss)                       $    .61       $    .99      $    (.75)<Fa>  $    .88       $    .13<Fb>   $   1.44
Cash dividends paid                                .96            .96            .96            .96            .95            .94
Common shareholders' equity                   $  18.84       $  19.12      $   18.97       $  20.73       $  20.73       $  21.57

---------------------------------------------------------------------------------------------------------------------------------
RATIOS AND PERCENTAGES
Current ratio (current assets to current
  liabilities)                                3.9 to 1       3.2 to 1       2.6 to 1       3.3 to 1       5.0 to 1       3.2 to 1
Long-term debt to long-term debt and equity      35.0%          35.4%          35.7%          34.0%          34.6%          26.2%
Gross profit margin                              27.0%          26.9%          24.0%          25.6%          26.2%          26.8%
Pretax profit (loss) margin                       1.8%           2.9%         (2.1)%           2.6%           0.4%           4.5%
Effective tax rate                               37.0%          38.0%          38.0%          38.0%          38.5%          38.5%
Net income (loss) margin                          1.1%           1.8%         (1.3)%           1.6%           0.2%           2.8%
Return on average shareholders' equity            3.2%           5.2%         (4.1)%           4.2%           0.4%           6.7%
Return on average total assets                    1.6%           2.5%         (1.8)%           2.2%           0.3%           3.8%

---------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                               $141,122       $136,071       $141,999       $163,015       $181,043       $150,734
Additions to property and equipment, net         7,439          8,654         21,338         23,603          8,760         11,466
Depreciation expense                            13,711         13,916         13,733         13,415         13,797         13,297
Cash flow from operating activities             24,722         60,472         26,049         17,445         27,059         27,598
Long-term debt, less current maturities         87,916         90,910         96,742         97,417        100,103         69,683
Total assets                                  $319,595       $339,090       $378,709       $374,104       $353,227       $353,548
Average number of shares of
  Common Stock outstanding                   8,686,146      9,014,070      9,153,358      9,156,861      9,139,961      9,107,262
Approximate number of associates                 8,100          8,600          9,400         10,100          9,700          9,800
---------------------------------------------------------------------------------------------------------------------------------

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

PAGE 18 Angelica Corporation

FINANCIAL REVIEW
ANGELICA CORPORATION AND SUBSIDIARIES

FINANCIAL CONDITION

Working capital of $141.1 million and a current ratio of 3.9 to 1 at the end of fiscal 2000 were both improved over a strong financial condition at the end of fiscal 1999. The $8.1 million decrease in current assets is primarily the result of an $8.6 million decrease in inventories and a $6.0 million decrease in linens in service, offset by an $8.8 million increase in cash and short-term investments. Receivables were down $1.5 million in the year and receivable days outstanding were 57 versus 55 at the end of last year. Current liabilities decreased $13.1 million, largely the result of the buyout of certain insurance liabilities during the year for $5.4 million and the utilization of $3.8 million of the fiscal 1998 restructuring reserve.
     Cash flow generated by operations in fiscal 2000 was $24.7 million versus a record level of $60.5 million in the prior year. Working capital reduction initiatives begun in the prior year continued to benefit operating cash flow. Net cash used in investing activities of $2.2 million was $6.7 million lower than in the prior year, including a reduction in capital expenditures of $1.2 million. Dispositions of businesses and property increased $3.7 million, primarily as a result of the sale of underperforming businesses, including the United Kingdom business sold at the beginning of the fiscal year. Cash flow used in financing activities was $13.8 million, compared to the prior year use of $47.6 million which included $27.1 million for repayment of short-term debt and $8.8 million for repurchase of stock.
     No material change in the Company's future aggregate cash requirements is foreseen at the present time. In addition, it is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for capital expenditures, dividends and working capital.

YEAR 2000 COMPLIANCE

The Company successfully completed its Year 2000 ("Y2K") efforts without any disruption of systems or operations. There are no additional Y2K costs expected to be incurred.

ANALYSIS OF FISCAL 2000 OPERATIONS COMPARED TO 1999

Combined sales and textile service revenues in fiscal 2000 were $462.9 million, a decrease of $28.7 million or 5.8 percent from the prior year. Textile Services segment revenues decreased $11.9 million or 4.6 percent, primarily due to an abnormal loss of existing customers resulting from the aggressive actions of a new competitor in the marketplace. A record amount of new business additions were unable to offset the amount of lost business. Manufacturing and Marketing segment sales, before deduction for intersegment sales, were $21.1 million or
12.3 percent lower than the prior year. Nearly all of this decrease is due to the previous sale of underperforming businesses, the lack of high volume provided last year by the rollout of the New York City Transit program and exiting of unprofitable product and market segments. Life Retail Stores had a 5.7 percent or $4.9 million increase in sales, primarily as a result of a 4.9 percent same-store sales increase.
     The gross profit percent to combined sales and textile service revenues in fiscal 2000 was 27.0 percent, up slightly from 26.9 percent in the prior year. The decrease in gross margins in the Textile Services segment and Life Retail Stores segment in fiscal 2000 was more than offset by the increase in gross margins in the Manufacturing and Marketing segment. In the Textile Services segment, gross margins were negatively affected in fiscal 2000 by the escalating cost of entry-level labor across the country and the adverse effects of certain underperforming plants. Fiscal 2000 earnings in the Textile Services segment benefited from pretax gains totaling $.9 million on the sale of two of its facilities. The Manufacturing and Marketing segment gross margins continue to benefit from lower costs realized through increased non-domestic contract sourcing. Gross margins in the Life Retail Stores segment were lower in fiscal 2000 due to continued discounting in certain geographical areas and to markup cancellations taken in the last half of the year.
     Selling, general and administrative expenses increased $1.9 million or 1.8 percent in fiscal 2000 compared with fiscal 1999. This also represented an increase as a percentage of combined sales and textile service revenues to 23.3 percent from 21.5 percent in the prior year. The decline in revenues in the Textile Services and Manufacturing and Marketing


                                             2000 Annual Report PAGE 19
segments contributed significantly to this percentage increase. Interest expense decreased in fiscal 2000 to $8.6 million from $9.7 million in the prior year due to the repayment of all short-term debt in fiscal 1999. The effective tax rate of 37.0 percent in fiscal 2000 compared to
38.0 percent in the prior year is the result of the reduced earnings being taxed at a lower statutory rate.

ANALYSIS OF FISCAL 1999 OPERATIONS COMPARED TO 1998

In fiscal 1999, combined sales and textile service revenues of $491.6 million were $34.9 million or 6.6 percent lower than the prior year. Part of the decrease was due to fiscal 1999 having 52 weeks, whereas fiscal 1998 had 53 weeks. In the Textile Services segment, revenues decreased $29.4 million or 10.3 percent, with the decline largely due to the divestiture of the Las Vegas casino laundry business in the prior year. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $9.3 million or 5.2 percent lower than the prior year. Most of this decrease was due to the sale of the Marlin/Prestige unit of the U.S. operations in the second quarter of fiscal 1999 and the one less week this year. Both the United Kingdom (sold after year end) and Canadian operations had lower sales. Life Retail sales rose $.9 million or 1.1 percent due to acquisitions and the opening of new stores, offset in part by a 0.5 percent decline in same-store sales.
     The gross profit percent to combined sales and textile service revenues in fiscal 1999 was 26.9 percent, up from 25.6 percent in the prior year, excluding the effect of the restructuring in that year. Gross margins in the Textile Services segment were up due to improvements in plant operating efficiency and to lower workers' compensation costs. In the Manufacturing and Marketing segment, gross margins were up reflecting lower costs gained through increased non-domestic contract sourcing. In the Life Retail Stores segment, gross margins were down in fiscal 1999 versus the prior year due principally to aggressive pricing actions taken against discount competitors.
     Selling, general and administrative expenses decreased 3.0 percent in fiscal 1999, but as a percentage of combined sales and textile service revenues they increased from 20.7 percent in fiscal 1998 to 21.5 percent in fiscal 1999. Interest expense of $9.7 million in fiscal 1999 decreased from $10.7 million in the prior year due to elimination of short-term debt during the year. The effective tax rate of 38.0 percent in fiscal 1999 was unchanged from the prior year.

FORWARD-LOOKING DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe-harbor" for forward-looking statements. This report contains forward-looking statements that reflect the Company's current views with respect to future events and financial resources. These forward-looking statements are subject to certain risks and uncertainties, including delays in the shipment of backlogs or unusual or unexpected cash needs for operations or capital transactions, that could cause actual results to differ materially from historical results or those anticipated. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, competitive and general economic conditions, the ability to retain current customers and to add new customers in competitive market environments, the achievement of operating efficiencies and optimizing costs without deterioration in customer service.

COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 2000 and fiscal 1999 were as follows:

                                                              Fiscal 2000                                     Fiscal 1999
                                          -------------------------------               ---------------------------------
                                             High          Low   Dividend                  High          Low     Dividend
-------------------------------------------------------------------------------------------------------------------------
First Quarter                             $16 1/2      $13 5/8       $.24               $24 1/2      $20 3/4         $.24
Second Quarter                             18           12            .24                23           20 1/2          .24
Third Quarter                              13           11 1/16       .24                22 7/8       14 1/8          .24
Fourth Quarter                             11 7/16       8 7/8        .24                19 3/8       15              .24
=========================================================================================================================


PAGE 20 Angelica Corporation

CONSOLIDATED STATEMENTS OF INCOME
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                           January 29,    January 30,    January 31,
(Dollars in thousands, except per share amounts)                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Textile service revenues                                     $245,545       $257,451       $286,886
Net sales                                                     217,396        234,194        239,638
---------------------------------------------------------------------------------------------------
Combined sales and textile service revenues                   462,941        491,645        526,524
---------------------------------------------------------------------------------------------------
Cost of textile services (Note 7)                             199,084        205,798        234,797
Cost of goods sold (Note 7)                                   138,746        153,442        165,595
---------------------------------------------------------------------------------------------------
                                                              337,830        359,240        400,392
---------------------------------------------------------------------------------------------------
Gross profit                                                  125,111        132,405        126,132
Selling, general and administrative expenses                  107,723        105,785        109,114
Restructuring charge (Note 7)                                      --             --         14,684
---------------------------------------------------------------------------------------------------
Income from operations                                         17,388         26,620          2,334
Interest expense                                               (8,635)        (9,726)       (10,702)
Other expense, net                                               (381)        (2,552)        (2,758)
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               8,372         14,342        (11,126)
Provision (benefit) for income taxes                            3,098          5,450         (4,228)
---------------------------------------------------------------------------------------------------
Net income (loss)                                            $  5,274       $  8,892       $ (6,898)
===================================================================================================

Basic and diluted earnings (loss) per share                  $    .61       $    .99       $   (.75)
===================================================================================================

The accompanying notes are an integral part of the financial statements.



                                              2000 Annual Report PAGE 21

CONSOLIDATED BALANCE SHEETS
ANGELICA CORPORATION AND SUBSIDIARIES

                                                                         January 29,    January 30,
(Dollars in thousands)                                                          2000           1999
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and short-term investments                                           $ 15,651       $  6,876
  Receivables, less reserves of $2,792 and $2,623                             55,700         57,240
  Inventories                                                                 80,005         88,630
  Linens in service                                                           33,075         39,030
  Prepaid expenses                                                             4,423          4,310
  Income taxes                                                                   458          1,303
---------------------------------------------------------------------------------------------------
Total Current Assets                                                         189,312        197,389
---------------------------------------------------------------------------------------------------
Property and Equipment:
  Land                                                                         5,405          5,669
  Buildings and leasehold improvements                                        71,686         73,564
  Machinery and equipment                                                    131,703        132,761
  Capitalized leased property                                                  1,514          1,514
---------------------------------------------------------------------------------------------------
                                                                             210,308        213,508
Less--reserve for depreciation                                               118,121        111,877
---------------------------------------------------------------------------------------------------
                                                                              92,187        101,631
---------------------------------------------------------------------------------------------------
Other:
  Goodwill                                                                     5,765          7,096
  Other acquired assets                                                        4,575          7,011
  Cash surrender value of life insurance                                      20,954         18,640
  Miscellaneous                                                                6,802          7,323
---------------------------------------------------------------------------------------------------
                                                                              38,096         40,070
---------------------------------------------------------------------------------------------------
Total Assets                                                                $319,595       $339,090
===================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt                                      $  3,026       $  5,841
  Accounts payable                                                            23,535         24,635
  Accrued wages and other compensation                                         7,519          8,680
  Other accrued liabilities                                                   14,110         22,162
---------------------------------------------------------------------------------------------------
Total Current Liabilities                                                     48,190         61,318
---------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                       87,916         90,910
---------------------------------------------------------------------------------------------------
Other:
  Deferred compensation and other payments                                    13,762         14,054
  Deferred income taxes                                                        6,315          7,005
---------------------------------------------------------------------------------------------------
                                                                              20,077         21,059
---------------------------------------------------------------------------------------------------
Shareholders' Equity:
  Common Stock, $1 par value, authorized 20,000,000 shares,
    issued: 9,471,538 shares                                                   9,472          9,472
  Capital surplus                                                              4,196          4,196
  Retained earnings                                                          166,574        170,111
  Accumulated other comprehensive income                                      (1,699)        (2,285)
  Common Stock in treasury, at cost: 795,856 and 800,830 shares              (15,131)       (15,691)
---------------------------------------------------------------------------------------------------
                                                                             163,412        165,803
---------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                  $319,595       $339,090
===================================================================================================

The accompanying notes are an integral part of the financial statements.

PAGE 22 Angelica Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                           January 29,    January 30,    January 31,
(Dollars in thousands)                                           2000           1999           1998
---------------------------------------------------------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
  Balance beginning of year                                  $  9,472       $  9,472       $  9,472
---------------------------------------------------------------------------------------------------
  Balance end of year                                        $  9,472       $  9,472       $  9,472
---------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
  Balance beginning of year                                  $  4,196       $  4,196       $  4,196
---------------------------------------------------------------------------------------------------
  Balance end of year                                        $  4,196       $  4,196       $  4,196
---------------------------------------------------------------------------------------------------
RETAINED EARNINGS
  Balance beginning of year                                  $170,111       $170,098       $186,438
    Net income (loss)                                           5,274          8,892         (6,898)
    Cash dividends                                             (8,328)        (8,715)        (8,785)
    Exercise of stock options/stock awards                       (483)          (164)          (657)
---------------------------------------------------------------------------------------------------
  Balance end of year                                        $166,574       $170,111       $170,098
---------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance beginning of year                                  $ (2,285)      $ (2,162)      $ (1,763)
    Translation adjustment                                        586           (123)          (399)
---------------------------------------------------------------------------------------------------
  Balance end of year                                        $ (1,699)      $ (2,285)      $ (2,162)
---------------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
  Balance beginning of year                                  $(15,691)      $ (7,496)      $ (9,102)
    Treasury stock purchased                                     (360)        (8,781)            --
    Exercise of stock options/stock awards                        998            712          1,682
    Other changes during year                                     (78)          (126)           (76)
---------------------------------------------------------------------------------------------------
  Balance end of year                                        $(15,131)      $(15,691)      $ (7,496)
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                            $163,412       $165,803       $174,108
===================================================================================================


COMPREHENSIVE INCOME
  Net income (loss)                                          $  5,274       $  8,892       $ (6,898)
  Change in cumulative translation adjustment                     586           (123)          (399)
---------------------------------------------------------------------------------------------------
  Total Comprehensive Income                                 $  5,860       $  8,769       $ (7,297)
===================================================================================================

The accompanying notes are an integral part of the financial statements.

                                              2000 Annual Report PAGE 23

CONSOLIDATED STATEMENTS OF CASH FLOWS
ANGELICA CORPORATION AND SUBSIDIARIES

For Years Ended                                           January 29,    January 30,    January 31,
(Dollars in thousands)                                           2000           1999           1998
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                          $  5,274       $  8,892       $ (6,898)
  Non-cash items included in net income (loss):
    Depreciation                                               13,711         13,916         13,733
    Amortization of acquisition costs                           2,932          3,400          3,589
    Restructuring and other charges                                --             --         23,247
  Change in working capital components, net of businesses
   acquired/disposed of:
    Receivables, net                                              152         12,339         (2,772)
    Inventories and linens in service                          11,853         19,491          6,905
    Prepaid expenses                                             (173)           348           (426)
    Accounts payable                                             (806)         2,655            267
    Compensation and other accruals                            (6,254)        (4,203)        (2,888)
    Income taxes                                                  845          4,463         (7,186)
  Cash surrender value of life insurance                       (2,314)        (2,155)        (2,030)
  Other, net                                                     (498)         1,326            508
---------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                 24,722         60,472         26,049
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property and equipment, net                 (7,439)        (8,654)       (21,338)
  Cost of businesses acquired                                    (505)        (2,280)       (23,624)
  Disposition of businesses and property                        5,777          2,080         16,236
---------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                     (2,167)        (8,854)       (28,726)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of short-term debt                        --             --         11,700
  Debt assumed in acquisition                                      --             --          3,026
  Long-term and short-term debt repayments                     (5,809)       (30,378)        (3,103)
  Repurchase of stock                                            (360)        (8,781)            --
  Dividends paid                                               (8,328)        (8,715)        (8,785)
  Other, net                                                      717            299            550
---------------------------------------------------------------------------------------------------
Net cash flow (used in) provided by financing activities      (13,780)       (47,575)         3,388
---------------------------------------------------------------------------------------------------
Net increase in cash and short-term investments                 8,775          4,043            711
Cash and short-term investments at beginning of year            6,876          2,833          2,122
---------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year               $ 15,651       $  6,876       $  2,833
===================================================================================================
Supplemental cash flow information:
  Income taxes paid (refunded)                               $  2,867       $   (583)      $  1,272
  Interest paid                                              $  9,286       $  9,831       $ 10,515
===================================================================================================

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

PRINCIPLES OF CONSOLIDATION

All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.
     Textile service revenues are recognized at the time the service is provided to the customer. Net sales are recognized at the time the merchandise is shipped to or picked up by the customer.
     Certain amounts in prior years have been reclassified to conform to current year presentation.
     Fiscal years 2000 and 1999 included 52 weeks; fiscal year 1998 included 53 weeks.

USE OF ESTIMATES

These financial statements have been prepared on the accrual basis of accounting, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

FOREIGN CURRENCY TRANSLATION

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. The cumulative effect of this method is reflected as accumulated other comprehensive income in shareholders' equity.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.
     Inventories were comprised of the following:

(Dollars in thousands)                   2000              1999
---------------------------------------------------------------
Raw materials                         $20,377           $20,358
Work in process                         4,446             5,995
Finished goods                         55,182            62,277
---------------------------------------------------------------
                                      $80,005           $88,630
===============================================================

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

EARNINGS PER SHARE

The Company has adopted SFAS No. 128 for all periods. Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed by dividing the net income applicable to Common shareholders by the weighted average number of Common and Common equivalent shares outstanding.
     The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 2000, 1999 and 1998:

(Dollars and shares in thousands, except per share amounts)      2000           1999           1998
---------------------------------------------------------------------------------------------------
Average shares outstanding                                      8,677          9,006          9,151
Effect of dilutive securities - option shares                       9              8              2
---------------------------------------------------------------------------------------------------
Average shares outstanding, adjusted for dilutive effects       8,686          9,014          9,153
===================================================================================================
Net income (loss)                                              $5,274         $8,892        $(6,898)
Basic earnings (loss) per share                                   .61            .99           (.75)
Diluted earnings (loss) per share                                 .61            .99           (.75)
---------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months) as cash equivalents.


                                            2000 Annual Report PAGE 25

LONG-LIVED ASSETS

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company periodically assesses the carrying value of its long-lived assets and recognizes impairment losses if it is determined the carrying values are not recoverable.

2. RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The funded status of the plan, the net pension liability at January 1, 2000 and January 1, 1999, and the net pension expense for 2000 and 1999 were as follows:

                                                                          January 1,     January 1,
(Dollars in thousands)                                                          2000           1999
---------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                                    $19,631        $17,862
  Service cost                                                                   735            635
  Interest cost                                                                1,218          1,213
  Actuarial (gain) loss                                                       (2,412)         1,002
  Benefits paid                                                               (1,234)        (1,081)
---------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                             17,938         19,631
---------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at
    beginning of year                                                         21,250         18,787
  Actual return on plan assets                                                 1,260          3,437
  Employer contributions                                                          --            107
  Benefits paid                                                               (1,234)        (1,081)
---------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                      21,276         21,250
---------------------------------------------------------------------------------------------------
Net pension liability:
  Funded status                                                                3,338          1,619
  Unrecognized actuarial gain                                                 (7,732)        (5,210)
  Unrecognized prior service cost                                                170            190
  Unrecognized initial obligation                                                782            916
---------------------------------------------------------------------------------------------------
Net pension liability at end of year                                         $(3,442)       $(2,485)
===================================================================================================

(Dollars in thousands)                                           2000           1999           1998
---------------------------------------------------------------------------------------------------
Pension expense:
  Service cost                                                $   735        $   635        $   706
  Interest cost                                                 1,218          1,213          1,179
  Expected return on plan assets                               (1,462)        (1,356)        (1,266)
  Amortization of prior service cost                               20             20             20
  Recognized actuarial loss                                       126            113            134
---------------------------------------------------------------------------------------------------
Net pension expense                                            $  637         $  625         $  773
===================================================================================================


                                                                                2000           1999
---------------------------------------------------------------------------------------------------
Actuarial assumptions used in determining projected benefit obligation:
    Discount rate                                                              7.40%          6.40%
    Expected return on plan assets                                             8.50%          8.50%
    Rate of compensation increase                                              5.00%          5.00%
---------------------------------------------------------------------------------------------------

     The Company's 401(k) retirement savings plan provides retirement benefits to eligible domestic employees in addition to those provided by the defined benefit pension plan. The plan permits participants to voluntarily defer up to 12 percent of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a percentage of the employee's salary to the account of each eligible employee. The Company's policy is to fully fund this plan. The cost for this plan was $690,000, $490,000 and $516,000, for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, respectively.
     The Company does not provide retirees with post-retirement benefits other than pensions.

3. SHORT-TERM AND LONG-TERM DEBT

The following table summarizes information with respect to short-term debt for 2000 and 1999:

(Dollars in thousands)                                                          2000           1999
---------------------------------------------------------------------------------------------------
Average amount of short-term debt
  during the year                                                            $    --        $12,780
Weighted average interest rate:
  During the year                                                                 --          5.83%
  At year end                                                                     --             --
---------------------------------------------------------------------------------------------------

  Long-term debt consisted of the following:

(Dollars in thousands)                                                          2000           1999
---------------------------------------------------------------------------------------------------
10.2% notes to insurance company, due
  annually to 2004                                                           $33,375        $35,375
9.15% notes to insurance companies,
  due 2001                                                                    25,000         25,000
8.225% notes to insurance companies,
  due 2006                                                                    30,000         30,000
6.84% note to bank, due quarterly to 1999                                         --          2,703
76% of prime rate industrial development
  revenue bond, due quarterly to 2000                                            338            788
Other long-term debt including obligations
  under capital leases                                                         2,229          2,885
---------------------------------------------------------------------------------------------------
                                                                              90,942         96,751
Less--current maturities                                                       3,026          5,841
---------------------------------------------------------------------------------------------------
                                                                             $87,916        $90,910
===================================================================================================

PAGE 26 Angelica Corporation

     The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated net worth, as defined. As of January 29, 2000, the balance was $163,412,000.
     Aggregate maturities of long-term debt for each of the four years subsequent to January 27, 2001, are $27,677,000, $6,662,000, $14,247,000
and $13,268,000, respectively.
     Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 29, 2000 and January 30, 1999 was approximately $92,990,000 and $106,330,000, respectively.

4. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

(Dollars in thousands)                   2000           1999          1998
--------------------------------------------------------------------------
Current:
  Federal                             $ 4,041        $ 4,966       $(2,940)
  State                                   514          1,383          (490)
  Foreign                                 735            481           487
  Deferred                             (2,192)        (1,380)       (1,285)
--------------------------------------------------------------------------
                                      $ 3,098        $ 5,450       $(4,228)
==========================================================================

     Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                         2000           1999           1998
---------------------------------------------------------------------------
Statutory rate                           34.0%          35.0%          35.0%
State tax, net of Federal benefit         3.2            3.1            3.4
Other, net                                (.2)           (.1)           (.4)
---------------------------------------------------------------------------
                                         37.0%          38.0%          38.0%
===========================================================================

     The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                                 January 29,    January 30,
(Dollars in thousands)                                  2000           1999
---------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                             $  5,085       $  4,945
  Insurance reserves not yet deductible                2,673          3,806
  Customer contracts                                   2,633          2,626
  Other                                                7,841          6,913
---------------------------------------------------------------------------
                                                      18,232         18,290
---------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                       (10,714)       (10,682)
  Linen amortization                                  (9,755)       (10,795)
  Other                                                 (277)        (1,519)
---------------------------------------------------------------------------
                                                     (20,746)       (22,996)
---------------------------------------------------------------------------
Net deferred tax liabilities                        $ (2,514)      $ (4,706)
===========================================================================

     Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $7,014,000. The unrecognized deferred tax liability related to these temporary differences was $351,000.

5. PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, Series 1, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 29, 2000, no shares of Class A or Class B were outstanding.

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

7. RESTRUCTURING CHARGES

During the third quarter of fiscal 1998, the Company recorded restructuring and other charges of $23,247,000 ($14,413,000 after tax or $1.57 per share). These charges consisted of inventory write-downs of $1,063,000 included in cost of textile services and $7,500,000 included in cost of goods sold and of other charges totaling $14,684,000 included in restructuring charge. The restructuring charge related primarily to the consolidation, closing and sale of Textile Services and Manufacturing and Marketing plants. These costs included write-downs to the carrying values of plants closed and other assets, and the accrual of severance costs associated with the related elimination of personnel. As of January 29, 2000, the reserve had been substantially utilized.

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


                                             2000 Annual Report PAGE 27

     The Company applies APB Opinion No. 25, Accounting for Stock
Issued to Employees, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards.
     A summary of the status of the Company's stock option plans for fiscal years 2000, 1999 and 1998 and changes during the years then ended is presented in the table below:

                                                           2000                             1999                             1998
---------------------------------------------------------------------------------------------------------------------------------
                                               Weighted Average                 Weighted Average                 Weighted Average
                                       Shares    Exercise Price         Shares    Exercise Price         Shares    Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      674,175            $23.91        697,525            $25.36        672,175            $26.91
Granted                               287,200             13.48        152,100             20.47        123,000             21.35
Exercised                                  --                --        (12,600)            19.00             --                --
Lapsed/canceled                      (206,560)            23.04       (162,850)            27.28        (97,650)            31.00
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            754,815            $20.18        674,175            $23.91        697,525            $25.36
=================================================================================================================================
Options exercisable at year end       320,797            $25.19        330,878            $27.06        346,760            $29.41
=================================================================================================================================
Options available for future grant    656,945                          322,143                          420,447
=================================================================================================================================
Weighted average fair value for
  options granted during the year       $3.15                            $4.54                            $4.40
=================================================================================================================================

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2000, 1999 and 1998, respectively: risk-free interest rates of 6.1%, 5.5% and 6.0%; expected dividend yields of 4.2%, 3.8% and 3.7%; volatilities of 23.6%, 21.5% and 19.3%;
and expected lives of seven to 10 years in all periods. The range of exercise prices for the 754,815 options outstanding at year-end was $9.16 to $37.50, and the weighted-average remaining contractual life was
6.5 years.
     Had compensation expense for the Company's 2000, 1999 and 1998 grants for stock-based compensation plans been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below (in thousands except per share data):

                                         2000           1999           1998
---------------------------------------------------------------------------
Net income (loss) --
  As reported                          $5,274         $8,892        $(6,898)
  Pro forma                             4,766          8,426         (7,257)

Earnings (loss) per share --
  As reported                          $  .61         $  .99        $  (.75)
  Pro forma                               .55            .93           (.79)
---------------------------------------------------------------------------

     SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

9. COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 29, 2000:

                                                                    Minimum
(Dollars in thousands)                                             Payments
---------------------------------------------------------------------------
2001                                                                $ 8,052
2002                                                                  6,766
2003                                                                  5,596
2004                                                                  4,434
2005                                                                  3,042
Later years                                                           6,924
---------------------------------------------------------------------------
Total minimum lease payments                                        $34,814
===========================================================================

     Rental expense for all operating leases consisted of:

(Dollars in thousands)                   2000           1999           1998
---------------------------------------------------------------------------
Minimum rentals                       $15,695        $15,991        $16,835
Contingent rentals                        418            370            373
---------------------------------------------------------------------------
                                      $16,113        $16,361        $17,208
===========================================================================

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

(Dollars in thousands)                                           2000           1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile Services                                           $245,545       $257,451       $286,886       $261,349       $254,893
  Manufacturing and Marketing                                 150,299        171,378        180,711        176,638        180,845
  Retail Sales                                                 90,550         85,632         84,733         77,860         71,803
  Intersegment sales                                          (23,453)       (22,816)       (25,806)       (26,628)       (20,527)
---------------------------------------------------------------------------------------------------------------------------------
                                                             $462,941       $491,645       $526,524       $489,219       $487,014
=================================================================================================================================
Earnings
  Textile Services (Note 7)                                  $ 13,482       $ 20,864       $ 18,273       $ 13,306       $ 17,069
  Manufacturing and Marketing (Note 7)                          5,303          3,287         (6,525)         6,015          5,728
  Retail Sales                                                  3,260          5,466          8,305          7,663          6,706
  Restructuring charge (Note 7)                                    --             --        (14,684)            --        (14,145)
  Interest, corporate expenses and other, net                 (13,560)       (15,478)       (16,395)       (14,044)       (13,367)
  Eliminations                                                   (113)           203           (100)            (2)          (136)
---------------------------------------------------------------------------------------------------------------------------------
                                                             $  8,372       $ 14,342       $(11,126)      $ 12,938       $  1,855
=================================================================================================================================
Assets (as of year end)
  Textile Services                                           $151,271       $164,803       $182,430       $182,738       $164,390
  Manufacturing and Marketing                                 104,707        121,087        150,265        149,501        146,340
  Retail Sales                                                 28,826         31,590         29,422         28,543         26,182
  Corporate                                                    34,791         21,610         16,592         13,322         16,315
---------------------------------------------------------------------------------------------------------------------------------
                                                             $319,595       $339,090       $378,709       $374,104       $353,227
=================================================================================================================================
Depreciation
  Textile Services                                           $  8,483       $  8,614       $  8,205       $  7,836       $  8,215
  Manufacturing and Marketing                                   2,170          3,142          3,705          3,921          4,052
  Retail Sales                                                  2,018          2,049          1,719          1,561          1,442
  Corporate                                                     1,040            111            104             97             88
---------------------------------------------------------------------------------------------------------------------------------
                                                             $ 13,711       $ 13,916       $ 13,733       $ 13,415       $ 13,797
=================================================================================================================================
Capital additions, net
  Textile Services                                           $  4,196       $  5,137       $ 15,776       $ 19,014       $  4,664
  Manufacturing and Marketing                                     723          1,250          2,913          3,243          2,921
  Retail Sales                                                  2,082          2,120          2,606          1,291          1,118
  Corporate                                                       438            147             43             55             57
---------------------------------------------------------------------------------------------------------------------------------
                                                             $  7,439       $  8,654       $ 21,338       $ 23,603       $  8,760
=================================================================================================================================

     Sales of foreign operations and export sales were not significant. The Company has no one major customer. Corporate assets consist primarily of cash, investments, cash surrender value of officers' life insurance, MIS equipment and office furniture and fixtures. Corporate expenses consist of the Company's principal administrative and financial functions, which are centrally managed. Capital additions do not include the cost of properties acquired in business acquisitions.


                                              2000 Annual Report PAGE 29

11. UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 2000 and 1999 are shown below:

Fiscal 2000 Quarter Ended
(Dollars in thousands, except per share amounts)                               May 1        July 31     October 30     January 29
---------------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile Services                                                          $ 64,523       $ 60,790       $ 60,139       $ 60,093
  Manufacturing and Marketing                                                 40,541         39,809         38,274         31,675
  Retail Sales                                                                22,137         21,244         24,372         22,797
  Intersegment sales                                                          (6,069)        (6,055)        (6,207)        (5,122)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $121,132       $115,788       $116,578       $109,443
=================================================================================================================================
Gross profit
  Textile Services                                                          $ 13,652       $ 11,773       $ 10,394       $ 10,642
  Manufacturing and Marketing                                                  8,904          8,341          8,313          6,708
  Retail Sales                                                                11,429         11,040         12,407         11,508
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $ 33,985       $ 31,154       $ 31,114       $ 28,858
=================================================================================================================================
Operating earnings
  Textile Services                                                          $  5,107       $  2,971       $  1,662       $  3,742
  Manufacturing and Marketing                                                  1,795          1,872          1,553             83
  Retail Sales                                                                   884            677          1,411            288
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $  7,786       $  5,520       $  4,626       $  4,113
=================================================================================================================================
Net income                                                                  $  2,491       $  1,295       $    652       $    836
=================================================================================================================================
Basic and diluted earnings per share                                        $    .29       $    .15       $    .07       $    .10
=================================================================================================================================

Fiscal 1999 Quarter Ended
(Dollars in thousands, except per share amounts)                               May 2       August 1     October 31     January 30
---------------------------------------------------------------------------------------------------------------------------------
Sales and textile service revenues
  Textile Services                                                          $ 65,856       $ 63,958       $ 63,840       $ 63,797
  Manufacturing and Marketing                                                 48,032         44,651         40,368         38,327
  Retail Sales                                                                20,798         20,153         23,149         21,532
  Intersegment sales                                                          (6,021)        (5,553)        (5,771)        (5,471)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $128,665       $123,209       $121,586       $118,185
=================================================================================================================================
Gross profit
  Textile Services                                                          $ 13,600       $ 12,754       $ 11,808       $ 13,491
  Manufacturing and Marketing                                                  9,614          8,721          8,061          9,118
  Retail Sales                                                                11,263         10,853         12,226         10,896
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $ 34,477       $ 32,328       $ 32,095       $ 33,505
=================================================================================================================================
Operating earnings
  Textile Services                                                          $  5,009       $  4,575       $  5,483       $  5,797
  Manufacturing and Marketing                                                  1,654            934            371            328
  Retail Sales                                                                 1,510          1,148          2,262            546
---------------------------------------------------------------------------------------------------------------------------------
                                                                            $  8,173       $  6,657       $  8,116       $  6,671
=================================================================================================================================
Net income                                                                  $  2,428       $  1,800       $  2,822       $  1,842
=================================================================================================================================
Basic and diluted earnings per share                                        $    .26       $    .20       $    .31       $    .22
=================================================================================================================================


PAGE 30 Angelica Corporation

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Angelica Corporation:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
St. Louis, Missouri
March 14, 2000


REPORT OF AUDIT COMMITTEE

The Audit Committee consists of four independent non-employee members of the Board of Directors and has regular meetings four times a year. The Committee is responsible for recommending to the Board the appointment of the Company's independent public accountants, for review and monitoring of the Company's financial reports, internal controls and accounting practices, and for review of the scope of the audits performed by the independent public accountants and internal auditors. The Committee also monitors compliance with Angelica's Code of Conduct.
     At its quarterly meetings, the Audit Committee reviews the financial results for the preceding fiscal quarter or entire fiscal year and has the opportunity to review related press releases and quarterly reports to shareholders. No public release of financial results is made until Audit Committee approval has been obtained. At these meetings the Committee also reviews the progress being made in accomplishing the annual internal audit plan.
     The Committee also discusses at its meetings audit and financial reporting matters with representatives of Management and the independent public accountants. Among the matters discussed are the scope, timing and fees for the annual audit by the independent public accountants, and the results of the quarterly reviews and annual audit, including any recommendations for improvements to internal financial controls. The independent public accountants, as well as the chief internal auditor, have the opportunity to meet privately with the Committee at any of its meetings.



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


                                           2000 Annual Report PAGE 31