Form 10-K405, Exhibit 13
period 2001-01-27
ANGELICA CORP /NEW/
filed 2001-04-24
CIK 6571

                                                                    Exhibit 13

FINANCIAL SUMMARY - 6 YEARS

For Years Ended                                     January 27, January 29, January 30, January 31,    January 25, January 27,
(Dollars in thousands, except per share amounts)           2001        2000        1999        1998           1997        1996
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Combined sales and textile service revenues            $458,646    $468,372    $497,229    $531,968       $494,504    $492,366
Gross profit                                            133,863     129,932     137,478     130,690        130,010     131,744
Operating expenses and other, net,
  excluding interest expense                            115,312     112,925     113,410     116,430        107,484     106,640
Restructuring and other charges                               -           -           -      14,684(a)           -      14,145(b)
Interest expense                                          8,097       8,635       9,726      10,702          9,588       9,104
Income (loss) before income taxes                        10,454       8,372      14,342     (11,126)        12,938       1,855
Provision (benefit) for income taxes                      3,868       3,098       5,450      (4,228)         4,916         714
Net income (loss)                                      $  6,586    $  5,274    $  8,892    $ (6,898)      $  8,022    $  1,141

------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Diluted earnings (loss)                                $    .76    $    .61    $    .99    $   (.75)(a)   $    .88    $    .13(b)
Cash dividends paid                                         .48         .96         .96         .96            .96         .95
Common shareholders' equity                            $  19.24    $  18.84    $  19.12    $  18.97       $  20.73    $  20.73

------------------------------------------------------------------------------------------------------------------------------
RATIOS AND PERCENTAGES
Current ratio (current assets to current liabilities)  2.5 to 1    3.9 to 1    3.2 to 1    2.6 to 1       3.3 to 1    5.0 to 1
Long-term debt to long-term debt and equity               27.1%       35.0%       35.4%       35.7%          34.0%       34.6%
Gross profit margin                                       29.2%       27.7%       27.6%       24.6%          26.3%       26.8%
Pretax profit (loss) margin                                2.3%        1.8%        2.9%      (2.1)%           2.6%        0.4%
Effective tax rate                                        37.0%       37.0%       38.0%       38.0%          38.0%       38.5%
Net income (loss) margin                                   1.4%        1.1%        1.8%      (1.3)%           1.6%        0.2%
Return on average shareholders' equity                     4.0%        3.2%        5.2%      (4.1)%           4.2%        0.4%
Return on average total assets                             2.0%        1.6%        2.5%      (1.8)%           2.2%        0.3%

------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
Working capital                                        $124,449    $141,122    $136,071    $141,999       $163,015    $181,043
Additions to property and equipment, net                 11,824       7,439       8,654      21,338         23,603       8,760
Depreciation expense                                     13,295      13,711      13,916      13,733         13,415      13,797
Cash flow from operating activities                      18,705      24,722      60,472      26,049         17,445      27,059
Long-term debt, less current maturities                  60,963      87,916      90,910      96,742         97,417     100,103
Total assets                                           $326,284    $319,595    $339,090    $378,709       $374,104    $353,227
Average number of shares of Common
  Stock outstanding                                   8,681,417   8,686,146   9,014,070   9,153,358      9,156,861   9,139,961
Approximate number of associates                          7,600       8,100       8,600       9,400         10,100       9,700

------------------------------------------------------------------------------------------------------------------------------

(a)  Portion of $23,247 restructuring and other charges taken in third quarter of fiscal 1998.  Effect on net income per share is a reduction of $1.57.
(b)  Restructuring charge taken in fourth quarter of fiscal 1996.  Effect on net income per share is a reduction of $.95.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

                                Angelica Corporation and Subsidiaries  PAGE 17

FINANCIAL REVIEW

FINANCIAL CONDITION
At the end of fiscal 2001, the Company had working capital of $124.4 million and a current ratio of 2.5 to 1 compared with $141.1 million and
3.9 to 1 at the end of fiscal 2000. A $16.4 million increase in current assets is primarily the result of an $11.6 million increase in inventories in the Manufacturing and Marketing segment to support large program rollouts expected to be shipped in the first and second quarters of fiscal 2002 and a $4.7 million increase in cash and short-term investments. Receivables were down $.7 million in the year and receivable days outstanding were unchanged at 57. Current liabilities increased $33.1 million, reflecting the reclassification from long-term debt to current maturities of a $25.0 million debt payment due December 31, 2001. Accounts payable increased $3.9 million due mostly to the increase in inventories, and other accrued liabilities rose $4.8 million, largely due to an increase in certain insurance liabilities.
   Cash flow generated by operations in fiscal 2001 was $18.7 million versus $24.7 million in the prior year, with the decrease due mainly to the increase in working capital for inventories discussed above. Net cash used in investing activities of $6.2 million was $4.1 million higher than in the prior year due to increased capital expenditures of $4.4 million, primarily for labor-saving equipment in the Textile Services segment. Cash flow used in financing activities of $7.8 million was $6.0 million less than the prior year, due to decreases in debt repayments of $3.7 million and in dividends paid of $4.2 million, offset by an increase of $.9 million for repurchase of stock.
   As noted above, the Company has $25.0 million of debt maturing on December 31, 2001. It is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient to satisfy the Company's future requirements for debt repayment, capital expenditures, dividends and working capital.

ANALYSIS OF FISCAL 2001 OPERATIONS
COMPARED TO 2000
In fiscal 2001, combined sales and textile service revenues of $458.6 million were $9.7 million or 2.1 percent lower than the prior year. In the Textile Services segment, revenues decreased 0.9 percent for the year but increased in both the third and fourth quarters as this segment essentially completed its recovery from the loss of business in fiscal 2000 to an aggressive competitor in the marketplace. For the second consecutive year, a record amount of new business additions was generated in this segment. Sales of the Manufacturing and Marketing segment, before deduction for intersegment sales, were $6.9 million or
4.5 percent lower than in fiscal 2000. Sales suffered from lower-than-expected demand for certain products and delays in large customer program rollouts. Life Retail Stores sales improved $2.1 million or 2.3 percent, the result of a 4.5 percent same-store sales increase partially offset by having 12 fewer stores in operation at the end of fiscal 2001 compared to the prior year.
   The gross profit percent to combined sales and textile service revenues in fiscal 2001 was 29.2 percent, up from 27.7 percent in the prior year. Gross margins in the Textile Services segment were up due to better management of linen costs and productivity improvements from installation of labor-saving equipment. Although earnings of this segment increased 7.7 percent from the prior year, they were negatively affected by sizable increases in energy costs in the second half of the year. In the Manufacturing and Marketing segment, gross margins were improved over the prior year as efforts to lower costs through increased non-domestic contract sourcing continued to prove successful. In the Life Retail Stores segment, gross margins were essentially unchanged from last year as the selective discounting and markup cancellations initiated in fiscal 2000 were completed. Earnings of this segment declined 24.7 percent as the sales increase was insufficient to overcome increases in wages and other costs, including the initial costs of entering the catalogue and e-commerce distribution channels in the third quarter of fiscal 2001.
   Selling, general and administrative expenses increased $3.0 million or 2.6 percent in fiscal 2001. As a percentage of combined sales and textile service revenues, these expenses increased to 25.2 percent from 24.0 percent in the prior year, reflective of the decline in Manufacturing and Marketing segment sales, investments made to revitalize sales efforts in the Textile Services segment and the relocation of the Textile Services administrative offices. Consolidated earnings in fiscal 2001 benefited from lower interest expense as a result of lower debt balances and from increased interest income due to higher cash balances. The effective tax rate of 37.0 percent in fiscal 2001 was unchanged from the prior year.

ANALYSIS OF FISCAL 2000 OPERATIONS
COMPARED TO 1999
Combined sales and textile service revenues in fiscal 2000 were $468.4 million, a decrease of $28.9 million or 5.8 percent from the prior year. Textile Services segment revenues decreased $11.9 million or 4.6 percent, primarily due to an abnormal loss of existing customers resulting from the aggressive actions of a new competitor in the marketplace. A record amount of new business additions was unable to offset the amount of lost business. Manufacturing and Marketing


PAGE 18 Angelica Corporation and Subsidiaries segment sales, before deduction for intersegment sales, were $21.2 million or 12.0 percent lower than the prior year. Nearly all of this decrease is due to the previous sale of underperforming businesses, the lack of high volume provided in the prior year by the rollout of the New York City Transit program and exiting of unprofitable product and market segments. Life Retail Stores had a 5.7 percent or $4.9 million increase in sales, primarily as a result of a 4.9 percent same-store sales increase.
   The gross profit percent to combined sales and textile service revenues in fiscal 2000 was 27.7 percent, up slightly from 27.6 percent in the prior year. Decreases in gross margins in the Textile Services segment and Life Retail Stores segment in fiscal 2000 were more than offset by an increase in gross margins in the Manufacturing and Marketing segment. In the Textile Services segment, gross margins were negatively affected in fiscal 2000 by the escalating cost of entry-level labor across the country and the adverse effects of certain underperforming plants. Fiscal 2000 earnings in the Textile Services segment benefited from pretax gains totaling $.9 million on the sale of two of its facilities. The Manufacturing and Marketing segment gross margins continue to benefit from lower costs realized through increased non-domestic contract sourcing. Gross margins in the Life Retail Stores segment were lower in fiscal 2000 due to continued discounting in certain geographical areas and to markup cancellations taken in the last half of the year.
   Selling, general and administrative expenses increased $1.7 million or 1.5 percent in fiscal 2000 compared with fiscal 1999. This also represented an increase as a percentage of combined sales and textile service revenues to 24.0 percent from 22.3 percent in the prior year. The decline in revenues in the Textile Services and Manufacturing and Marketing segments contributed significantly to this percentage increase. Interest expense decreased in fiscal 2000 to $8.6 million from $9.7 million in the prior year due to the repayment of all short-term debt in fiscal 1999. The effective tax rate of 37.0 percent in fiscal 2000 compared to 38.0 percent in the prior year is the result of the reduced earnings being taxed at a lower statutory rate.

FORWARD-LOOKING STATEMENTS
Any forward-looking statements made in this report reflect the Company's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. These potential risks and uncertainties include, but are not limited to, competitive and general economic conditions, the ability to retain current customers and to add new customers in competitive market environments, competitive pricing in the marketplace, delays in the shipment of orders, availability of labor at appropriate rates, availability and cost of energy and water supplies, availability of non-domestic image apparel contractors to manufacture and deliver at an appropriate cost and in a timely manner, the ability to attract and retain key personnel, unusual or unexpected cash needs for operations or capital transactions, and other factors which may be identified in the Company's filings with the Securities and Exchange Commission.

COMMON STOCK DATA
The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 2001 and fiscal 2000 were as follows:

                                                       Fiscal 2001                                  Fiscal 2000
                            --------------------------------------       --------------------------------------
                                High            Low       Dividend           High            Low       Dividend
---------------------------------------------------------------------------------------------------------------
First quarter               $10 9/16       $6 5/16            $.24       $16 1/2        $13 5/8            $.24
Second quarter                8 15/16       6 1/2              .08        18             12                 .24
Third quarter                 9 7/8         7 11/16            .08        13             11 1/16            .24
Fourth quarter               10 5/16        8 3/16             .08        11 7/16         8 7/8             .24
===============================================================================================================

                                Angelica Corporation and Subsidiaries  PAGE 19

CONSOLIDATED STATEMENTS OF INCOME

For Years Ended                                        January 27,    January 29,    January 30,
(Dollars in thousands, except per share amounts)              2001           2000           1999
------------------------------------------------------------------------------------------------
Textile service revenues                                  $243,304       $245,545       $257,451
Net sales                                                  215,342        222,827        239,778
------------------------------------------------------------------------------------------------
Combined sales and textile service revenues                458,646        468,372        497,229
------------------------------------------------------------------------------------------------
Cost of textile services                                   195,136        199,084        205,798
Cost of goods sold                                         129,647        139,356        153,953
------------------------------------------------------------------------------------------------
                                                           324,783        338,440        359,751
------------------------------------------------------------------------------------------------
Gross profit                                               133,863        129,932        137,478
Selling, general and administrative expenses               115,508        112,544        110,858
------------------------------------------------------------------------------------------------
Income from operations                                      18,355         17,388         26,620
Interest expense                                            (8,097)        (8,635)        (9,726)
Other income (expense), net                                    196           (381)        (2,552)
------------------------------------------------------------------------------------------------
Income before income taxes                                  10,454          8,372         14,342
Provision for income taxes                                   3,868          3,098          5,450
------------------------------------------------------------------------------------------------
Net income                                                $  6,586       $  5,274       $  8,892
================================================================================================

Basic and diluted earnings per share                      $    .76       $    .61       $    .99
================================================================================================

The accompanying notes are an integral part of the financial statements.

PAGE 20  Angelica Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                     January 27,    January 29,
(Dollars in thousands)                                                                      2001           2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
      Cash and short-term investments                                                   $ 20,311       $ 15,651
      Receivables, less reserves of $2,581 and $2,792                                     54,983         55,700
      Inventories                                                                         91,844         80,005
      Linens in service                                                                   32,846         33,075
      Prepaid expenses and other current assets                                            5,733          4,881
---------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                     205,717        189,312
---------------------------------------------------------------------------------------------------------------
Property and Equipment:
      Land                                                                                 5,017          5,405
      Buildings and leasehold improvements                                                63,895         71,686
      Machinery and equipment                                                            133,283        131,703
      Capitalized leased property                                                          1,951          1,514
---------------------------------------------------------------------------------------------------------------
                                                                                         204,146        210,308
Less--reserve for depreciation                                                           119,026        118,121
---------------------------------------------------------------------------------------------------------------
                                                                                          85,120         92,187
---------------------------------------------------------------------------------------------------------------
Other:
      Goodwill                                                                             5,341          5,765
      Other acquired assets                                                                2,659          4,575
      Cash surrender value of life insurance                                              22,628         20,954
      Miscellaneous                                                                        4,819          6,802
---------------------------------------------------------------------------------------------------------------
                                                                                          35,447         38,096
---------------------------------------------------------------------------------------------------------------
Total Assets                                                                            $326,284       $319,595
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Current maturities of long-term debt                                              $ 27,841       $  3,026
      Accounts payable                                                                    27,445         23,535
      Accrued wages and other compensation                                                 7,032          7,519
      Other accrued liabilities                                                           18,950         14,110
---------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                 81,268         48,190
---------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                                   60,963         87,916
---------------------------------------------------------------------------------------------------------------
Other:
      Deferred compensation and other long-term liabilities                               13,837         13,762
      Deferred income taxes                                                                5,897          6,315
---------------------------------------------------------------------------------------------------------------
                                                                                          19,734         20,077
---------------------------------------------------------------------------------------------------------------
Shareholders' Equity:
      Common Stock, $1 par value, authorized 20,000,000 shares, issued:
        9,471,538 shares                                                                   9,472          9,472
      Capital surplus                                                                      4,196          4,196
      Retained earnings                                                                  168,677        166,574
      Accumulated other comprehensive income                                              (1,980)        (1,699)
      Common Stock in treasury, at cost: 929,070 and 795,856 shares                      (16,046)       (15,131)
---------------------------------------------------------------------------------------------------------------
                                                                                         164,319        163,412
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                              $326,284       $319,595
===============================================================================================================

The accompanying notes are an integral part of the financial statements.

                                Angelica Corporation and Subsidiaries  PAGE 21

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For Years Ended                                        January 27,    January 29,    January 30,
(Dollars in thousands)                                        2001           2000           1999
------------------------------------------------------------------------------------------------
COMMON STOCK ($1 PAR VALUE)
      Balance beginning of year                           $  9,472       $  9,472       $  9,472
------------------------------------------------------------------------------------------------
      Balance end of year                                 $  9,472       $  9,472       $  9,472
------------------------------------------------------------------------------------------------
CAPITAL SURPLUS
      Balance beginning of year                           $  4,196       $  4,196       $  4,196
------------------------------------------------------------------------------------------------
      Balance end of year                                 $  4,196       $  4,196       $  4,196
------------------------------------------------------------------------------------------------
RETAINED EARNINGS
      Balance beginning of year                           $166,574       $170,111       $170,098
            Net income                                       6,586          5,274          8,892
            Cash dividends                                  (4,155)        (8,328)        (8,715)
            Exercise of stock options/stock awards            (328)          (483)          (164)
------------------------------------------------------------------------------------------------
      Balance end of year                                 $168,677       $166,574       $170,111
------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
      Balance beginning of year                           $ (1,699)      $ (2,285)      $ (2,162)
            Translation adjustment                            (281)           586           (123)
------------------------------------------------------------------------------------------------
      Balance end of year                                 $ (1,980)      $ (1,699)      $ (2,285)
------------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY, AT COST
      Balance beginning of year                           $(15,131)      $(15,691)      $ (7,496)
            Treasury stock purchased                        (1,287)          (360)        (8,781)
            Exercise of stock options/stock awards             463            998            712
            Other changes during year                          (91)           (78)          (126)
------------------------------------------------------------------------------------------------
      Balance end of year                                 $(16,046)      $(15,131)      $(15,691)
------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, END OF YEAR                         $164,319       $163,412       $165,803
================================================================================================

COMPREHENSIVE INCOME
      Net income                                          $  6,586       $  5,274       $  8,892
      Change in cumulative translation adjustment             (281)           586           (123)
------------------------------------------------------------------------------------------------
      Total Comprehensive Income                          $  6,305       $  5,860       $  8,769
================================================================================================

The accompanying notes are an integral part of the financial statements.

PAGE 22  Angelica Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended                                                                      January 27,    January 29,    January 30,
(Dollars in thousands)                                                                      2001           2000           1999
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                                        $  6,586       $  5,274       $  8,892
      Non-cash items included in net income:
            Depreciation                                                                  13,295         13,711         13,916
            Amortization of acquisition costs                                              2,340          2,932          3,400
      Change in working capital components, net of businesses acquired/disposed of:
            Receivables, net                                                                 717            152         12,339
            Inventories and linens in service                                            (11,610)        11,853         19,491
            Prepaid expenses                                                              (1,310)          (173)           348
            Accounts payable                                                               3,910           (806)         2,655
            Compensation and other accruals                                                4,176         (6,254)        (4,203)
            Income taxes                                                                     635            845          4,463
      Cash surrender value of life insurance                                              (1,674)        (2,314)        (2,155)
      Other, net                                                                           1,640           (498)         1,326
------------------------------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                                            18,705         24,722         60,472
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Expenditures for property and equipment, net                                       (11,824)        (7,439)        (8,654)
      Cost of businesses acquired                                                             --           (505)        (2,280)
      Disposition of businesses and property                                               5,596          5,777          2,080
------------------------------------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                                                (6,228)        (2,167)        (8,854)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Long-term and short-term debt repayments                                            (2,138)        (5,809)       (30,378)
      Repurchase of stock                                                                 (1,287)          (360)        (8,781)
      Dividends paid                                                                      (4,155)        (8,328)        (8,715)
      Other, net                                                                            (237)           717            299
------------------------------------------------------------------------------------------------------------------------------
Net cash flow used in financing activities                                                (7,817)       (13,780)       (47,575)
------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and short-term investments                                            4,660          8,775          4,043
Cash and short-term investments at beginning of year                                      15,651          6,876          2,833
------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                                          $ 20,311       $ 15,651       $  6,876
==============================================================================================================================
Supplemental cash flow information:
      Income taxes paid (refunded)                                                      $  3,508       $  2,867       $   (583)
      Interest paid                                                                     $  7,767       $  9,286       $  9,831
==============================================================================================================================

The accompanying notes are an integral part of the financial statements.


                                Angelica Corporation and Subsidiaries  PAGE 23

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

Principles of Consolidation
All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.
   Textile service revenues are recognized at the time the service is provided to the customer. Net sales are recognized at the time the merchandise is shipped to or picked up by the customer.
   In accordance with requirements of the Financial Accounting
Standards Board's Emerging Issues Task Force, in fiscal year 2001 the Company changed the classification of shipping and handling revenues and costs to reflect amounts billed to customers as sales and the related costs as cost of goods sold.
   Certain amounts in prior years have been reclassified to conform to current year presentation.

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

Inventories
Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material, labor and factory overhead, as applicable.
   Inventories were comprised of the following:

(Dollars in thousands)                      2001           2000
---------------------------------------------------------------
Raw materials                            $27,223        $20,377
Work in process                            5,895          4,446
Finished goods                            58,726         55,182
---------------------------------------------------------------
                                         $91,844        $80,005
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

Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed by dividing the net income applicable to Common shareholders by the weighted average number of Common and Common equivalent shares outstanding.
   The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 2001, 2000 and 1999:

(Dollars and shares in thousands,
except per share amounts)             2001         2000        1999
-------------------------------------------------------------------
Average shares outstanding           8,634        8,677       9,006
Effect of dilutive securities -
     option shares                      47            9           8
-------------------------------------------------------------------
Average shares outstanding,
     adjusted for dilutive effects   8,681        8,686       9,014
===================================================================
Net income                          $6,586       $5,274      $8,892
Basic earnings per share               .76          .61         .99
Diluted earnings per share             .76          .61         .99
-------------------------------------------------------------------

PAGE 24  Angelica Corporation and Subsidiaries

Consolidated Statements of Cash Flows
For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months) as cash equivalents.

Long-Lived Assets
In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company periodically assesses the carrying value of its long-lived assets and recognizes impairment losses if it is determined that the carrying values are not recoverable.

2. RETIREMENT BENEFITS
The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The funded status of the plan, the net pension liability at January 1, 2001 and January 1, 2000, and the net pension expense for 2001, 2000 and 1999 were as follows:

                                                  January 1,     January 1,
(Dollars in thousands)                                  2001           2000
---------------------------------------------------------------------------
Change in benefit obligation:
      Benefit obligation at beginning of year        $17,938        $19,631
      Service cost                                       601            735
      Interest cost                                    1,281          1,218
      Actuarial loss (gain)                              751         (2,412)
      Benefits paid                                   (1,270)        (1,234)
---------------------------------------------------------------------------
Benefit obligation at end of year                     19,301         17,938
---------------------------------------------------------------------------
Change in plan assets:
      Fair value of plan assets at
            beginning of year                         21,276         21,250
      Actual return on plan assets                        41          1,260
      Employer contributions                              --             --
      Benefits paid                                   (1,270)        (1,234)
---------------------------------------------------------------------------
Fair value of plan assets at end of year              20,047         21,276
---------------------------------------------------------------------------
Net pension liability:
      Funded status                                      746          3,338
      Unrecognized actuarial gain                     (5,200)        (7,732)
      Unrecognized prior service cost                    150            170
      Unrecognized initial obligation                    648            782
---------------------------------------------------------------------------
Net pension liability at end of year                 $(3,656)       $(3,442)
===========================================================================

(Dollars in thousands)                                  2001           2000           1999
------------------------------------------------------------------------------------------
Pension expense:
      Service cost                                   $   601        $   735        $   635
      Interest cost                                    1,281          1,218          1,213
      Expected return on plan assets                  (1,585)        (1,462)        (1,356)
      Amortization of prior service cost                  20             20             20
      Recognized actuarial (gain) loss                  (103)           126            113
------------------------------------------------------------------------------------------
Net pension expense                                  $   214        $   637        $   625
==========================================================================================
                                                                       2001           2000
------------------------------------------------------------------------------------------
Actuarial assumptions used in determining
      projected benefit obligation:
            Discount rate                                             7.00%          7.40%
            Expected return on plan assets                            8.50%          8.50%
            Rate of compensation increase                             5.00%          5.00%
------------------------------------------------------------------------------------------

   The Company's 401(k) retirement savings plan provides retirement benefits to eligible domestic employees in addition to those provided by the defined benefit pension plan. The plan permits participants to voluntarily defer up to 12 percent of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a percentage of the employee's salary to the account of each eligible employee. The Company's policy is to fully fund this plan. The cost for this plan was $648,000, $690,000 and $490,000, for fiscal years 2001,
2000, and 1999, respectively.

   The Company does not provide retirees with post-retirement benefits other than pensions.

3. LONG-TERM DEBT
The following table summarizes information with respect to long-term debt for 2001 and 2000:

(Dollars in thousands)                                  2001           2000
---------------------------------------------------------------------------
10.2% notes to insurance company, due
      annually to November 1, 2004                   $31,375        $33,375
9.15% notes to insurance companies,
      due December 31, 2001                           25,000         25,000
8.225% notes to insurance companies,
      due May 1, 2006                                 30,000         30,000
76% of prime rate industrial development
      revenue bond, due quarterly to
      October 1, 2000                                     --            338
Other long-term debt including obligations
      under capital leases                             2,429          2,229
---------------------------------------------------------------------------
                                                      88,804         90,942
Less--current maturities                              27,841          3,026
---------------------------------------------------------------------------
                                                     $60,963        $87,916
===========================================================================

                                Angelica Corporation and Subsidiaries  PAGE 25

The most restrictive of the Company's loan agreements require that the Company maintain a minimum of $160,000,000 in consolidated net worth, as defined. As of January 27, 2001, the balance was $164,319,000.
   Aggregate maturities of long-term debt for each of the four years subsequent to January 26, 2002, are $6,840,000, $14,433,000, $13,442,000
and $14,232,000, respectively.
   Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt, as of January 27, 2001 and January 29, 2000 was approximately $94,161,000 and $92,990,000, respectively.

4. INCOME TAXES
The provision for income taxes consisted of the following:

(Dollars in thousands)                        2001        2000       1999
-------------------------------------------------------------------------
Current:
      Federal                              $ 3,391     $ 4,041    $ 4,966
      State                                    480         514      1,383
      Foreign                                  585         735        481
      Deferred                                (588)     (2,192)    (1,380)
-------------------------------------------------------------------------
                                           $ 3,868     $ 3,098    $ 5,450
=========================================================================

     Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                              2001        2000       1999
-------------------------------------------------------------------------
Statutory rate                                34.0%       34.0%      35.0%
State tax, net of federal benefit              2.7         2.4        2.7
Other, net                                     0.3         0.6        0.3
-------------------------------------------------------------------------
                                              37.0%       37.0%      38.0%
=========================================================================

      The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                                 January 27,  January 29,
(Dollars in thousands)                                  2001         2000
-------------------------------------------------------------------------
Deferred tax assets:
      Deferred compensation                         $  5,342     $  5,085
      Insurance reserves not yet deductible            5,103        2,673
      Customer contracts                               2,630        2,633
      Other                                            9,186        7,841
-------------------------------------------------------------------------
                                                      22,261       18,232
-------------------------------------------------------------------------
Deferred tax liabilities:
      Depreciation                                   (11,482)     (10,714)
      Linen amortization                             (12,002)      (9,755)
      Other                                             (703)        (277)
-------------------------------------------------------------------------
                                                     (24,187)     (20,746)
-------------------------------------------------------------------------
Net deferred tax liabilities                        $ (1,926)    $ (2,514)
=========================================================================

   Temporary differences related to investments in foreign subsidiaries essentially permanent in nature and not expected to reverse in the foreseeable future were approximately $7,582,000. The unrecognized deferred tax liability related to these temporary differences was $379,000.

5. PREFERRED STOCK
The Company has two classes of authorized Preferred Stock: Class A, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 27, 2001, no shares of Class A or Class B were outstanding.

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

7. STOCK-BASED COMPENSATION PLANS
The Company has various stock option and stock bonus plans that provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for awards to be granted at a price below fair market value. Options are exercisable not less than six months nor more than 10 years after the date of grant.
   The Company applies APB Opinion No. 25, Accounting for Stock
Issued to Employees, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards.


PAGE 26  Angelica Corporation and Subsidiaries

   A summary of the status of the Company's stock option plans for fiscal years 2001, 2000 and 1999 and changes during the years then ended is presented in the table below:

                                                         2001                        2000                        1999
---------------------------------------------------------------------------------------------------------------------
                                             Weighted Average            Weighted Average            Weighted Average
                                      Shares   Exercise Price     Shares   Exercise Price     Shares   Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     754,815           $20.18    674,175           $23.91    697,525           $25.36
Granted                              334,000             7.32    287,200            13.48    152,100            20.47
Exercised                                 --               --         --               --    (12,600)           19.00
Lapsed                              (182,665)           21.88   (206,560)           23.04   (162,850)           27.28
---------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           906,150           $15.10    754,815           $20.18    674,175           $23.91
=====================================================================================================================
Options exercisable at year end      364,292           $21.70    320,797           $25.19    330,878           $27.06
=====================================================================================================================
Options available for future grant   431,982                     656,945                     322,143
=====================================================================================================================
Weighted average fair value for
  options granted during the year      $2.12                       $3.15                       $4.54
=====================================================================================================================

   The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2001, 2000 and 1999, respectively: risk-free interest rates of 6.8%, 6.1% and 5.5%; expected dividend yields of 4.4%, 4.2% and 3.8%; volatilities of 31.4%, 23.6% and 21.5%;
and expected lives of seven to 10 years in all periods. The range of exercise prices for the 906,150 options outstanding at year end was $7.25 to $30.25, and the weighted-average remaining contractual life was
7.0 years.
   Had compensation expense for stock-based compensation plans for 2001, 2000 and 1999 been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below (in thousands except per share data):

                                      2001           2000           1999
------------------------------------------------------------------------
Net income:
      As reported                   $6,586         $5,274         $8,892
      Pro forma                      6,250          4,766          8,426

Earnings per share:
      As reported                   $  .76         $  .61         $  .99
      Pro forma                        .72            .55            .93
------------------------------------------------------------------------

   SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

8. COMMITMENTS AND CONTINGENCIES
Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 27, 2001:

                                                                 Minimum
(Dollars in thousands)                                          Payments
------------------------------------------------------------------------
2002                                                             $ 9,593
2003                                                               7,841
2004                                                               6,712
2005                                                               5,483
2006                                                               4,105
Later years                                                       10,275
------------------------------------------------------------------------
Total minimum lease payments                                     $44,009
========================================================================

   Rental expense for all operating leases consisted of:

(Dollars in thousands)                     2001         2000        1999
------------------------------------------------------------------------
Minimum rentals                         $15,802      $15,695     $15,991
Contingent rentals                          437          418         370
------------------------------------------------------------------------
                                        $16,239      $16,113     $16,361
========================================================================

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


                                Angelica Corporation and Subsidiaries  PAGE 27

9. BUSINESS SEGMENT INFORMATION
The Company operates principally in three industry segments: Textile Services, Manufacturing and Marketing and Retail Sales. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)                                        2001           2000           1999
------------------------------------------------------------------------------------------------
Sales and textile service revenues
      Textile Services                                    $243,304       $245,545       $257,451
      Manufacturing and Marketing                          148,789        155,730        176,962
      Retail Sales                                          92,675         90,550         85,632
      Intersegment sales                                   (26,122)       (23,453)       (22,816)
------------------------------------------------------------------------------------------------
                                                          $458,646       $468,372       $497,229
================================================================================================
Earnings
      Textile Services                                    $ 14,526       $ 13,482       $ 20,864
      Manufacturing and Marketing                            6,065          5,303          3,287
      Retail Sales                                           2,454          3,260          5,466
      Interest, corporate expenses and other, net          (12,401)       (13,560)       (15,478)
      Eliminations                                            (190)          (113)           203
------------------------------------------------------------------------------------------------
                                                          $ 10,454       $  8,372       $ 14,342
================================================================================================
Assets (as of year end)
      Textile Services                                    $141,916       $151,271       $164,803
      Manufacturing and Marketing                          114,593        104,707        121,087
      Retail Sales                                          32,177         28,826         31,590
      Corporate                                             37,598         34,791         21,610
------------------------------------------------------------------------------------------------
                                                          $326,284       $319,595       $339,090
================================================================================================
Depreciation
      Textile Services                                    $  8,320       $  8,483       $  8,614
      Manufacturing and Marketing                            2,028          2,170          3,142
      Retail Sales                                           2,019          2,018          2,049
      Corporate                                                928          1,040            111
------------------------------------------------------------------------------------------------
                                                          $ 13,295       $ 13,711       $ 13,916
================================================================================================
Capital additions, net
      Textile Services                                    $  6,998       $  4,196       $  5,137
      Manufacturing and Marketing                            1,229            723          1,250
      Retail Sales                                           3,591          2,082          2,120
      Corporate                                                  6            438            147
------------------------------------------------------------------------------------------------
                                                          $ 11,824       $  7,439       $  8,654
================================================================================================

   Sales of foreign operations and export sales were not significant. The Company has no one major customer. Corporate assets consist primarily of cash, investments, cash surrender value of company-owned life insurance, IS equipment and office furniture and fixtures. Corporate expenses consist of the Company's principal administrative and financial functions, which are centrally managed. Capital additions do not include the cost of properties acquired in business acquisitions.


PAGE 28  Angelica Corporation and Subsidiaries

10. UNAUDITED QUARTERLY FINANCIAL DATA
Quarterly results for 2001 and 2000 are shown below:

Fiscal 2001 Quarter Ended
(Dollars in thousands, except per share amounts)    April 29        July 29     October 28     January 27
---------------------------------------------------------------------------------------------------------
Sales and textile service revenues
      Textile Services                              $ 60,691       $ 59,920       $ 61,159       $ 61,534
      Manufacturing and Marketing                     36,036         38,978         39,057         34,718
      Retail Sales                                    23,291         21,355         24,876         23,153
      Intersegment sales                              (6,766)        (6,313)        (6,815)        (6,228)
---------------------------------------------------------------------------------------------------------
                                                    $113,252       $113,940       $118,277       $113,177
=========================================================================================================
Gross profit
      Textile Services                              $ 12,822       $ 11,973       $ 11,958       $ 11,415
      Manufacturing and Marketing                      8,950         10,168         10,440          8,765
      Retail Sales                                    11,827         10,984         12,711         11,850
---------------------------------------------------------------------------------------------------------
                                                    $ 33,599       $ 33,125       $ 35,109       $ 32,030
=========================================================================================================
Operating earnings
      Textile Services                              $  4,356       $  3,868       $  3,133       $  3,169
      Manufacturing and Marketing                      1,196          2,055          2,000            814
      Retail Sales                                       543            146          1,248            517
---------------------------------------------------------------------------------------------------------
                                                    $  6,095       $  6,069       $  6,381       $  4,500
=========================================================================================================
Net income                                          $  1,577       $  1,807       $  1,994       $  1,208
=========================================================================================================
Basic and diluted earnings per share                $    .18       $    .21       $    .23       $    .14
=========================================================================================================

Fiscal 2000 Quarter Ended
(Dollars in thousands, except per share amounts)       May 1        July 31     October 30     January 29
---------------------------------------------------------------------------------------------------------
Sales and textile service revenues
      Textile Services                              $ 64,523       $ 60,790       $ 60,139       $ 60,093
      Manufacturing and Marketing                     42,041         41,301         39,674         32,714
      Retail Sales                                    22,137         21,244         24,372         22,797
      Intersegment sales                              (6,069)        (6,055)        (6,207)        (5,122)
---------------------------------------------------------------------------------------------------------
                                                    $122,632       $117,280       $117,978       $110,482
=========================================================================================================
Gross profit
      Textile Services                              $ 13,652       $ 11,773       $ 10,394       $ 10,642
      Manufacturing and Marketing                     10,072          9,563          9,579          7,873
      Retail Sales                                    11,429         11,040         12,407         11,508
---------------------------------------------------------------------------------------------------------
                                                    $ 35,153       $ 32,376       $ 32,380       $ 30,023
=========================================================================================================
Operating earnings
      Textile Services                              $  5,107       $  2,971       $  1,662       $  3,742
      Manufacturing and Marketing                      1,795          1,872          1,553             83
      Retail Sales                                       884            677          1,411            288
---------------------------------------------------------------------------------------------------------
                                                    $  7,786       $  5,520       $  4,626       $  4,113
=========================================================================================================
Net income                                          $  2,491       $  1,295       $    652       $    836
=========================================================================================================
Basic and diluted earnings per share                $    .29       $    .15       $    .07       $    .10
=========================================================================================================

                                Angelica Corporation and Subsidiaries  PAGE 29

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To Angelica Corporation:
We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 27, 2001 and January 29, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 27, 2001. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 27, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP
St. Louis, Missouri
March 13, 2001

REPORT OF
AUDIT COMMITTEE

The Audit Committee consists of four independent non-employee members of the Board of Directors, operates under a written Charter adopted by the Board of Directors and has regular meetings four times a year. The Committee is responsible for recommending to the Board the appointment of the Company's independent public accountants, for review and monitoring of the Company's financial reports, internal controls and accounting practices, and for review of the scope and results of the audits performed by the independent public accountants and internal auditors. The Committee also monitors compliance with Angelica's Code of Conduct.
   At its quarterly meetings, the Audit Committee reviews the financial results for the preceding fiscal quarter or entire fiscal year and has the opportunity to review related press releases and quarterly reports to shareholders prior to public release. At these meetings the Committee also reviews the progress being made in accomplishing the annual internal audit plan.
   The Committee also discusses at its meetings audit and financial reporting matters with representatives of Management, the independent public accountants and the internal auditors. Among the matters discussed are the scope, timing and fees for the annual audit by the independent public accountants, the independence of those accountants, and the results of the quarterly reviews and annual audit, including any recommendations for improvements to internal financial controls. The independent public accountants and the internal auditors have the opportunity to meet privately with the Committee at any of its meetings.

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


PAGE 30  Angelica Corporation and Subsidiaries